    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 2001

                                                     REGISTRATION NOS. 333-66564
                                                                    AND 811-5817
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                    FORM N-4

                          REGISTRATION STATEMENT UNDER          [ ]
                           THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 1         [X]
                                                      -
                          POST-EFFECTIVE AMENDMENT NO.          [ ]

                                     AND/OR

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 23                [X]
                                              --
                        (CHECK APPROPRIATE BOX OR BOXES)

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1
                           (EXACT NAME OF REGISTRANT)

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                               (NAME OF DEPOSITOR)

                              300 UNIVERSITY AVENUE
                             TORONTO, CANADA M5G 1R8
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
                  DEPOSITOR'S TELEPHONE NUMBER: (416) 597-1456

                             CRAIG R. EDWARDS, ESQ.
                       CHIEF LEGAL COUNSEL, U.S. DIVISION
                           6201 POWERS FERRY ROAD, NW
                             ATLANTA, GEORGIA 30339
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:
                              STEPHEN E. ROTH, ESQ.
                          MARY JANE WILSON-BILIK, ESQ.
                         SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                           WASHINGTON, D.C. 20004-2415



        APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

        TITLE OF SECURITIES BEING REGISTERED: UNITS OF INTEREST IN THE SEPARATE ACCOUNT UNDER FLEXIBLE PAYMENT DEFERRED VARIABLE ANNUITY CONTRACTS.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
    ADMINISTRATIVE OFFICE: 6201 POWERS FERRY ROAD, NW, ATLANTA, GEORGIA 30339
                              PHONE: 1-800-905-1959

================================================================================


                VARIFUND PLUS(R) PROSPECTUS DATED DECEMBER_, 2001
                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1
                FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY POLICY


================================================================================

This Prospectus describes the Varifund Plus(R), a flexible premium variable deferred annuity policy (the Policy) offered by Canada Life Insurance Company of America (we, our, us, or the Company). PLEASE READ THIS PROSPECTUS BEFORE INVESTING, AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS IMPORTANT INFORMATION ABOUT THE VARIFUND PLUS VARIABLE ANNUITY.

You (the Owner) may put your money into 29 investment choices: a fixed account and 28 Subaccounts of the Canada Life of America Variable Annuity Account 1. Money you direct into a Subaccount is invested exclusively in a single portfolio of one of the following funds:

-       THE ALGER AMERICAN FUND

-       BERGER INSTITUTIONAL PRODUCTS TRUST

-       THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

-       DREYFUS VARIABLE INVESTMENT FUND

-       FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS

-       GOLDMAN SACHS VARIABLE INSURANCE TRUST

-       THE MONTGOMERY FUNDS III

-       SELIGMAN PORTFOLIOS, INC.

Your investments in the Subaccounts are not guaranteed. You could lose your money. Money you direct into the fixed account is guaranteed to earn interest at a minimum rate of 3%.

We credit a Bonus Credit to your initial premium payment at the following rates:


        -       4% for an annuitant 0-65 years of age,



        -       3% for an annuitant 66-70 years of age, and



        -       2% for an annuitant 71-80 years of age.


Additional premiums will not receive a Bonus Credit.


We also credit a Persistency Bonus to your Policy each Policy year after you have held the Policy for 8 1/2 Policy years, and an Annuitization Bonus when you annuitize.


The overall expenses for this Policy may be higher than the expenses for a similar contract without a Bonus Credit, Persistency Bonus and Annuitization Bonus. Over time, the value of the Bonus Credit, Persistency Bonus, and Annuitization Bonus may be more than offset by the higher fees.

Variable annuities involve certain risks, and you may lose some or all of your money.

- The investment performance of the underlying portfolios in which the Subaccounts invest will vary.

-       We do not guarantee how any of the underlying portfolios will perform.

- The Policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the Policy.

- Neither the U.S. Government nor any federal agency insures your investment in the Policy.

To learn more about the Varifund Plus(R), you may want to refer to the Statement of Additional Information (SAI) dated the same date as this prospectus .For a free copy of the SAI, contact us at the address above. We have filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this prospectus. The table of contents for the SAI appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy these materials at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC's public reference room.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

This prospectus must be accompanied or preceded by a current prospectus for each of the funds listed above.

                                TABLE OF CONTENTS


                                                             Page
SUMMARY..........................................................3
FEE TABLE.......................................................10
   CONDENSED FINANCIAL INFORMATION..............................13
THE COMPANY AND THE FIXED ACCOUNT...............................13
   The Fixed Account............................................14
THE VARIABLE ACCOUNT AND THE PORTFOLIOS.........................16
   The Variable Account.........................................16
   The Portfolios...............................................17
   Availability of the Portfolios...............................19
PURCHASE OF A POLICY............................................19
   Initial Premium..............................................20
   "Section 1035" Exchanges.....................................20
   Ten Day Right to Examine Policy..............................20
   Initial Premium Bonus Credit.................................21
   Electronic Data Transmission of Application Information......21
   Premium Allocation...........................................22
POLICY VALUES...................................................22
   Additional Premium...........................................22
   Persistency Bonus............................................22
   Policy Value.................................................23
   Subaccount Values............................................23
TRANSFERS.......................................................24
   Transfer Privilege...........................................24
   Excessive Trading Limits.....................................24
   Telephone and Fax Transfer Requests..........................24
OWNER SERVICES..................................................25
   Intouch(R) Voice Response System.............................25
   Pre-Authorized Check Agreement Plan (PAC)....................25
   Dollar Cost Averaging........................................25
   Automatic Portfolio Rebalancing..............................26
   Systematic Withdrawal Privilege..............................26
ACCESS TO YOUR MONEY............................................27
   Cash Surrender Value.........................................28
   Partial Withdrawals..........................................28
   Restrictions Under the Texas Optional Retirement Program.....29
   Automatic Termination........................................29
DEATH BENEFITS..................................................29
   Notification of Death........................................29
   Payment on Death of Any Owner Before the Annuity Date........30
   Payments on Death of an Owner On or After the Annuity Date...30
   Payments on the Death of Any Owner...........................30
FEES AND CHARGES................................................31
   Surrender Charge.............................................31
   Transfer Fee.................................................32
   Mortality and Expense Risk Charge............................32
   Daily Administration Fee.....................................33
   Portfolio Fees and Charges...................................33
   Taxes........................................................33
ANNUITY PAYMENT OPTIONS.........................................33
   Annuity Date.................................................33
   Annuity Payout Options.......................................34
   Description of Payment Options...............................34
   Determining the Amount of Your Annuity Payment...............34
YIELDS AND TOTAL RETURNS........................................35
   Yields.......................................................35
   Total Returns................................................35
   Industry Comparison..........................................36
   Tax Deferral Charts..........................................36
FEDERAL TAX MATTERS.............................................37
   Taxation of Non-Qualified Policies...........................37
   Taxation of Qualified Policies...............................38
   Possible Tax Law Changes.....................................39
DISTRIBUTION OF POLICIES........................................40
OTHER INFORMATION...............................................40
   Other Policy Provisions......................................40
   Periodic Reports.............................................42
   Postponement of Payment......................................42
   Interest on Proceeds.........................................42
   State Variations.............................................42
   Legal Proceedings............................................42
   Voting Rights................................................43
   Insurance Marketplace Standards Association..................43
FINANCIAL STATEMENTS............................................43
GLOSSARY........................................................43
Statement of Additional Information - Table of Contents.........46

--------------------------------------------------------------------------------
                                     SUMMARY
--------------------------------------------------------------------------------

This summary provides a brief description of some of the features and charges of the Varifund Plus Policy. More detailed information about the Policy appears later in this prospectus. PLEASE READ THE REMAINDER OF THIS PROSPECTUS CAREFULLY.

For your convenience, we have provided a Glossary of special terms at the back of this prospectus.

1.      WHAT IS THE VARIFUND PLUS VARIABLE ANNUITY?

Varifund Plus is a contract between you (the owner) and Canada Life, a life insurance company Like all deferred annuities, Varifund Plus has two phases: the accumulation phase and the payout phase. During the accumulation phase, you can save for retirement by investing in the investment options and pay no federal income taxes on any earnings until you take money out by full or partial withdrawals, or we make annuity payments to you, or we pay a death benefit.

During the payout phase, you can receive retirement income for life and/or for a pre-set number of years by selection one of the annuity payment plans. The amount of money you accumulate in your Policy during the accumulation phase and apply to an annuity plan will be used to determine the amount of your annuity payments during the payout phase.

2.      WHO SHOULD PURCHASE THE VARIFUND PLUS POLICY?

We have designed this Policy for people seeking long-term tax-deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Policy if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Policy through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Policy (including annuity income benefits) before purchasing the Policy, since the tax-favored arrangement itself provides tax-sheltered growth.

3.      HOW DO I PURCHASE VARIFUND PLUS? (See "Purchase of a Policy.")

You may purchase the Varifund Plus Policy with a minimum premium payment of $15,000 or more. We will not issue a Policy to you if you are older than 80 at the time we receive the application at the Administrative Office.

4.      WILL I RECEIVE A BONUS CREDIT? (See "Purchase of a Policy.")


We will credit a Bonus Credit to the initial premium you pay into this Policy if the annuitant is 80 years or younger at the time we receive your application at the Administrative Office. The Bonus Credit is 4% of your initial premium for an annuitant who is 0-65 years of age when we receive the application, 3% for an annuitant who is 66-70 years of age, and 2% for an annuitant who is 71-80 years of age. If the Policy application names joint annuitants, we will use the age of the older joint annuitant in determining the amount of the Bonus Credit.



We will credit the Bonus Credit on the Policy Date to the Subaccounts and to the guaranteed interest accounts in the same proportions that you selected on your application.


5. CAN I PURCHASE THE POLICY BY EXCHANGING MY EXISTING ANNUITY? (See "Purchase of a Policy.")

You can generally exchange one annuity contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person is likely to earn a commission if you buy this Policy through an exchange or otherwise.)

6.      WHAT IS THE RIGHT TO EXAMINE PRIVILEGE? (See "Purchase of a Policy.")

After you receive the Policy, you have a limited period of time (usually 10 to 20 days) during which you may cancel your Policy and receive a refund. This period of time is referred to as the "right to examine" period and is established by state law. If you cancel your Policy during this period, your refund will depend on your state of residence and will not include any Bonus Credit.

To cancel your Policy and receive a refund, please return your Policy with your notice of cancellation during the right to examine period. We will pay the refund within 7 days after we receive the Policy and written request for cancellation at the Administrative Office. The Policy will be void once we issue your refund.

If the Policy is issued as an IRA and canceled within 7 days, we will return all premiums if the premiums are greater than the amount otherwise payable.

7. CAN I MAKE ADDITIONAL PREMIUM PAYMENTS? (See "Policy Values" and "Owner Services.")


You may make additional premium payments before the Annuity Date. Additional premium payments must be at least $1,000 or $100 per month if paid by the pre-authorized check agreement plan ("PAC"). You must obtain prior approval before your total premiums paid can exceed $1,000,000. Additional premiums will not receive a Bonus Credit. [TAX COMMENT: For IRAs, the Internal Revenue Service ("IRS") takes the position that additional premiums should be as little as $50 to maintain "flexible premiums." - CAN MINIMUM BE REDUCED TO $50?]


8.      HOW CAN I RECEIVE A PERSISTENCY BONUS? (See "Policy Values.")


If you remain in the Policy for 8 1/2 years, you will receive a Persistency Bonus. We will credit the Persistency Bonus on the sixth Policy month after each Policy anniversary ("Persistency Bonus Crediting Date"), beginning with the eighth Policy anniversary and continuing thereafter each year on each Persistency Bonus Crediting Date until the Annuity Date. The Persistency Bonus will equal 0.25% of your Policy Value on the applicable Persistency Bonus Crediting Date.


9. WHAT ARE MY INVESTMENT OPTIONS UNDER VARIFUND PLUS? (See "The Variable Account and the Portfolios.")

Currently, you may invest your money during the accumulation period in any of the 28 Subaccounts. Each Subaccount invests in a single portfolio of a fund. The portfolios currently available under this Policy are:

-----------------------------------------------------------------------------------------------------------
ALGER AMERICAN GROWTH PORTFOLIO                               FIDELITY VIP II CONTRAFUND PORTFOLIO (INITIAL
                                                              CLASS)
-----------------------------------------------------------------------------------------------------------
ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO                     FIDELITY VIP II INDEX 500 PORTFOLIO (INITIAL
                                                              CLASS)
-----------------------------------------------------------------------------------------------------------
ALGER AMERICAN MIDCAP GROWTH PORTFOLIO                        FIDELITY VIP II INVESTMENT GRADE BOND
                                                              PORTFOLIO (INITIAL CLASS)
-----------------------------------------------------------------------------------------------------------
ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO                 FIDELITY VIP III GROWTH OPPORTUNITIES
                                                              PORTFOLIO (INITIAL CLASS)
-----------------------------------------------------------------------------------------------------------
BERGER IPT-INTERNATIONAL FUND                                 GOLDMAN SACHS VIT CAPITAL GROWTH FUND
-----------------------------------------------------------------------------------------------------------
BERGER IPT-SMALL COMPANY GROWTH FUND                          GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND
-----------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (INITIAL   GOLDMAN SACHS VIT GLOBAL INCOME FUND
SHARES)
-----------------------------------------------------------------------------------------------------------
DREYFUS VIF-APPRECIATION PORTFOLIO (INITIAL SHARES)           GOLDMAN SACHS VIT GROWTH AND INCOME FUND
-----------------------------------------------------------------------------------------------------------
DREYFUS VIF-GROWTH AND INCOME PORTFOLIO (INITIAL SHARES)      MONTGOMERY VARIABLE SERIES: EMERGING MARKETS
                                                              FUND
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH PORTFOLIO (INITIAL CLASS)                 MONTGOMERY VARIABLE SERIES: GROWTH FUND
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME PORTFOLIO (INITIAL CLASS)            SELIGMAN COMMUNICATIONS AND INFORMATION
                                                              PORTFOLIO
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP MONEY MARKET PORTFOLIO (INITIAL CLASS)           SELIGMAN FRONTIER PORTFOLIO
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP OVERSEAS PORTFOLIO (INITIAL CLASS)               SELIGMAN GLOBAL TECHNOLOGY PORTFOLIO
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP II ASSET MANAGER PORTFOLIO (INITIAL CLASS)       SELIGMAN SMALL-CAP VALUE PORTFOLIO
-----------------------------------------------------------------------------------------------------------

Each portfolio holds its net assets separately from the assets of the other portfolios. Each portfolio has distinct investment objectives and policies that are described in the accompanying prospectuses for the funds.

The value of your investment in the Subaccounts will fluctuate daily based on the investment results of the portfolios in which you invest, and the fees and charges deducted. Depending on market conditions, you can make or lose money in any of the Subaccounts.

We reserve the right to offer different investment choices in the future.


You can also allocate your money to the guaranteed interest accounts.

10.     HOW DOES THE FIXED ACCOUNT WORK? (See "The Company and the Fixed
        Account.")


You may elect to place all or part of your premium (plus any initial premium Bonus Credit and Persistency Bonus) in the sections of the fixed account we call the guaranteed interest accounts. You may also transfer money from the Subaccounts and guaranteed interest accounts into (other) guaranteed interest accounts.


Guaranteed Interest Accounts. Currently, you may place your money in a guaranteed interest account with a duration of one, three, five, seven, or ten years. The duration you select (also called the guaranteed interest period) will determine the interest rate we credit. We will credit your allocation with the guaranteed interest rate for the duration you select, so long as you do not surrender, withdraw, transfer or annuitize the amounts in the guaranteed interest account before the end of the guaranteed interest period.

If you keep the full amount in a guaranteed interest account until the end of the guaranteed interest period, we guarantee that the amount in the account will equal the amount you originally placed in the account increased by the interest rate, annually compounded, for that guaranteed interest period.

Market Value Adjustment. If you surrender, withdraw, transfer, or annuitize before the end of a guaranteed interest period, we will apply a Market Value Adjustment to the amount of that transaction that is being taken from the guaranteed interest account. A Market Value Adjustment will either increase or decrease the amount in the guaranteed interest account. A MARKET VALUE ADJUSTMENT NEVER RESULTS IN A REDUCTION IN INTEREST TO LESS THAN 3 PERCENT PER YEAR ON THE AMOUNT YOU ALLOCATED TO THE GUARANTEED INTEREST ACCOUNT. This adjustment does not apply to the one-year guaranteed interest period.




The fixed account, the Market Value Adjustment and certain guaranteed interest periods might not be available in all jurisdictions. The fixed account does not participate in the investment performance of the Subaccounts.

11. MAY I TRANSFER MY MONEY IN THE POLICY AMONG THE SUBACCOUNTS AND THE GUARANTEED INTEREST ACCOUNTS? (See "Transfers.")


Subject to some restrictions, you may transfer some or all of your assets in a Subaccount to another Subaccount, or to a guaranteed interest account in the fixed account. You may transfer some or all of your assets in a guaranteed interest account to another guaranteed interest account or to a Subaccount(s), but such transfer will be subject to a Market Value Adjustment, unless taken at the end of the guaranteed interest period. We assess a $25 fee for each transfer after the 12th in a single Policy year. Transfers effected through the Intouch(R) Voice Response System are free, regardless of the number of transfers made per Policy year.



12. DO I HAVE ACCESS TO MY MONEY? (See "Access to Your Money and "Federal Tax Matters.")



During the accumulation period, you may withdraw some or all of your Cash Surrender Value (that is, your Policy Value, minus applicable surrender charges and taxes due, and adjusted by any applicable Market Value Adjustment), by sending a written or fax request to the Administrative Office. The minimum amount you can withdraw is $500.


Full and partial withdrawals may be subject to a surrender charge, if the amount withdrawn exceeds the free withdrawal amount and the withdrawal occurs while surrender charges apply. If you take a withdrawal from the guaranteed interest accounts, other than the one-year guaranteed interest account, then the withdrawal will be subject to a Market Value Adjustment.


You may have to pay federal income taxes on amounts you withdraw, and a federal penalty tax may be assessed.


13.     WHAT CHARGES WILL I PAY? (See "Fees and Charges.")

Surrender Charge: We deduct a surrender charge if you withdraw all or part of your Policy Value while surrender charges are in effect, including on annuitization under the Policy. We calculate the surrender charge from the date you made the premium payment being withdrawn.

The surrender charge will vary depending on the number of years since you paid the premium payment, as shown in this chart:

------------------------------------------------------------------------------------------
                    POLICY YEARS SINCE
                    ------------------
                     PREMIUM WAS PAID                   SURRENDER CHARGE
                     ----------------                   ----------------
                            1.......................           8%
                            2.......................           8%
                            3.......................           7%
                            4.......................           7%
                            5.......................           6%
                            6.......................           5%
                            7.......................           4%
                            8.......................           3%
                            Greater than 8..........          None
------------------------------------------------------------------------------------------

We deduct any surrender charge from the amount being withdrawn.


We will not assess a surrender charge on the free withdrawal amount. In any Policy year, the free withdrawal amount must either be withdrawal in a single request or withdrawn using the Systematic Withdrawal Privilege. In any single Policy year, the free withdrawal amount is equal to:



    - 100% of investment earnings in the Subaccounts during the previous Policy year, plus 100% of interest earned in the fixed account during the previous Policy year; plus



    - 10% of premiums remaining that you paid into the Policy up to the date of the withdrawal request. (No more than 10% may be withdrawn in a single Policy year, even if you have not withdrawn the maximum amount in previous years.)


Withdrawals taken from the guaranteed interest accounts, other than the one-year guaranteed interest account, will be subject to a Market Value Adjustment.


We will not assess a surrender charge on amounts required to be withdrawn from a Qualified Policy, pursuant to the minimum required distribution rules under federal tax laws. The initial premium Bonus Credit and the Persistency Bonus are not subject to surrender charges.


You may always withdraw 100% of premiums paid (including the Bonus Credit and Persistency Bonus that have been held in the Policy 9 years or more from the date the premium, Bonus Credit or Persistency Bonus was paid without incurring a surrender charge. We will make withdrawals from premiums paid on a "first in, first out" basis.

We will waive the surrender charge if you are terminally ill or confined on a long-term basis to a hospital or nursing home, as defined in your Policy.

Mortality and Expense Risk Charge: Before the Annuity Date, we deduct a mortality and expense risk charge each day from your value in the Subaccounts at an annual rate of 1.40%.

Daily Administration Fee: Before the Annuity Date, we deduct a daily administration fee from your value in the Subaccounts at the annual rate of 0.15%.


Transfer Fee: The first 12 transfers during each Policy year are free. We currently assess a $25 transfer fee for the 13th and each additional transfer in a Policy year. We will not assess a transfer fee when you use the Intouch(R) Voice Response System.



Premium Taxes: If your state requires us to pay taxes on premium payments we receive, we will deduct a charge from your premiums equal to the amount of premium taxes we must pay. Premium taxes currently ranges from 0% to 3.5%. We deduct the charge either from your premiums when paid, from your Policy Value on surrender, partial withdrawal, or annuitization, or on any payment upon death of an owner or last surviving annuitant.

Portfolio Fees and Charges: Each portfolio deducts portfolio management fees and expense charges from the amounts you have invested in the portfolios. Some portfolios also deduct 12b-1 fees from portfolio assets. These fees and charges will reduce the value of your investment in the Subaccounts. For 2000, these charges ranged from 0.28% to 1.81% annually. See the "Fee Table" and fund prospectuses for more information.


Compensation: For information concerning compensation we pay for the sale of Policies, see "Distribution of Policies."


14.     WHAT ANNUITY PLANS DOES VARIFUND PLUS OFFER? (See "Annuity Payment
        Options.")


Beginning on the Annuity Date, the annuitant may receive fixed annuity payments on a monthly, quarterly or annual basis. We will make payments during the annuitant's lifetime or for 10 years, whichever is longer, unless you have elected another payment option. We will calculate the annuity payments based upon your Cash Surrender Value on the Annuity Date (plus a 1% Annuitization Bonus if you have owned the Policy for one year). The Annuitization Bonus is equal to 1% of the Cash Surrender Value on the Annuity Date.


15.     WHAT IS THE DEATH BENEFIT? (See "Death Benefits.")

If the last surviving annuitant dies before the Annuity Date, we will pay a Death Benefit to the beneficiary named by the owner.


        If we receive Due Proof of Death during the first five Policy years, the Death Benefit is the greater of:



            1. Premiums paid, less any partial withdrawals, surrender charges, and premium taxes due, and adjusted for any prior Market Value Adjustments; or



            2.  Policy Value on the date we receive Due Proof of Death.



        If we receive Due Proof of Death after the first five Policy years, the [Death Benefit] is the greatest of:


            1.  item "1" above;

            2.  item "2" above; or


            3. the greatest Policy Value on any 5-Year-Policy anniversary occurring before the date we receive Due Proof of Death. This value will be reduced by any partial withdrawals, surrender charges and taxes due, increased by any premiums paid and Persistency Bonuses credited, and adjusted for any Market Value Adjustment since the 5-Year-Policy Anniversary with the greatest Policy Value. The 5-Year-Policy Anniversaries are measured from the Policy Date (i.e., 5, 10, 15, 20, etc.).


If, on the Policy Date, any annuitant has reached age 81, the Death Benefit is the greater of items "1" or "2" above.


If any owner who is not the last surviving annuitant dies before the Annuity Date, we will pay the beneficiary the Policy Value as of the date we receive Due Proof of Death for the owner.


Take care when naming owners, annuitants, and beneficiaries as it will affect the values that are paid on death.

16. HOW WILL MY INVESTMENT IN THE VARIFUND PLUS BE TAXED? (See "Federal Tax Matters.")

The Policy's earnings generally are not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you also may be charged a 10% federal penalty tax on the earnings.

The Bonus Credit, Persistency Bonus and Annuitization Bonus are not part of your original investment in the Policy. Therefore any amount of any credit or bonus is taxed in the same manner as earnings on the Policy and generally taxed when you take money out of the Policy.


Because the annuity payments you receive during the income phase are considered partly a return of your original investment , a portion of each annuity payment is not taxable as income until the "investment in the contract" has been fully recovered.

Death benefits are taxable and generally are included in the income of the recipient as follows:

    - if received under a payment option, death benefits are taxed in the same manner as annuity payouts;

    - if not received under a payment option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a partial or complete surrender.


Different tax consequences may apply for a Policy used in connection with a qualified retirement plan.


17.     WHAT ADDITIONAL FEATURES ARE AVAILABLE UNDER THE POLICY?

This Policy has additional features that may interest you. They include the following:

    - PRE-AUTHORIZED CHECK AGREEMENT PLAN: You may choose to have monthly premiums automatically collected from your checking or savings account.

    - ELECTRONIC DATA TRANSMISSION OF APPLICATION INFORMATION: In certain states, we may accept electronic data transmission of application information accompanied by a wire transfer of the initial premium.

    - INTOUCH(R) VOICE RESPONSE SYSTEM: This interactive voice response system accessible through your touch tone telephone permits you to obtain current Subaccount balances, current Policy Values, current accumulation unit values, and current guaranteed interest period interest rates; change your Subaccount allocation; and effect transfers between Subaccounts or to the guaranteed interest accounts.

    - DOLLAR COST AVERAGING: You may arrange to have a certain amount of money automatically transferred on a periodic basis from any Subaccount or one-year guaranteed interest account to any other Subaccount. Dollar cost averaging does not guarantee a profit and does not protect against a loss if market prices decline.

    - AUTOMATIC PORTFOLIO REBALANCING: Upon your request, we will automatically transfer amounts among Subaccounts on a regular basis to maintain a desired allocation of the Policy Value among the Subaccounts.

    - SYSTEMATIC WITHDRAWAL: You may elect to withdraw a fixed amount from the Subaccounts and the guaranteed interest accounts on a monthly, quarterly, semi-annual or annual basis, beginning thirty days after the Policy Date. Surrender charges and a Market Value Adjustment may apply.

    - TELEPHONE OR FAX TRANSACTIONS: You may make transfers, partial surrenders and/or change the allocation of additional premium payments by telephone or fax.


    - PERSISTENCY BONUS: Once you have remained in the Policy for 8 1/2 years, we will credit your Policy with a Persistency Bonus during that year and each subsequent Policy year equal to 0.25% of your Policy Value.


    - ANNUITIZATION BONUS: On the Annuity Date, we will credit an Annuitization Bonus to the amount you annuitize that is equal to 1% of your Cash Surrender Value.

18.     DOES CANADA LIFE OFFER OTHER POLICIES?


We offer other variable annuity policies that may invest in the same portfolios of the funds. These policies may have different charges that could affect the value of the Subaccounts and may offer different benefits more suitable for your needs. For more information about these policies, please contact your registered representative who is our agent.

19.     WHOM CAN I CONTACT FOR MORE INFORMATION?

We will be happy to answer your questions about the Policy or our procedures. Call or write to us at:

        Administrative Office
        6201 Powers Ferry Road, N.W.
        Atlanta, GA 30339

        Phone:  1-800-905-1959
        Fax:    1-888-670-4836

        Monday - Friday, 9:00a.m. - 5:00 p.m. Eastern Time

Please include your Policy number and the names of the owner and the annuitant. If you have questions concerning your investment strategies, please contact your registered representative.

--------------------------------------------------------------------------------
                                    FEE TABLE
--------------------------------------------------------------------------------

This table is intended to assist you in understanding the various costs and expenses that you will bear directly or indirectly by investing in the Policy. It reflects expenses of the Subaccounts as well as the underlying portfolios. Expenses for the portfolios are not fixed and may be higher or lower in future years than those stated below.


OWNER TRANSACTION EXPENSES (1/)

    -   Sales charge deducted from premium payments.................................             None

    -   Maximum surrender charge (as a percentage of amount surrendered) (2/).......            8.00%

    -   Transfer fee
             First 12 transfers each Policy year....................................           No fee
             Each transfer thereafter...............................................          $25 per
                                                                                             transfer
             Transfer fee when using the Intouch(R) Voice Response System...........           No fee

                  ANNUAL ADMINISTRATION CHARGE......................................             None


                  VARIABLE ACCOUNT ANNUAL EXPENSES
                  (as a percentage of average daily net assets in each Subaccount)

    -   Mortality and expense risk charges..........................................            1.40%
    -   Annual rate of daily administration fee.....................................            0.15%
                                                                                                ----
        TOTAL Variable Account annual expenses......................................            1.55%


(1/)    The following information regarding expenses assumes that the entire
Policy Value is in the Variable Account.

(2/)    The surrender charge decreases based on the number of years since each premium payment was made, from 8% in the first two years, to 0% in the ninth year after the premium payment was made. See "Fees and Charges." The charge is waived in some circumstances. A surrender charge is not assessed against the free withdrawal amount.


PORTFOLIO ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000
(as a percentage of average net assets in the Subaccounts after fee waivers and expense reimbursements)



-----------------------------------------------------------------------------------------------------------
                      PORTFOLIO                        MANAGEMENT  12b-1FEES                    TOTAL
                      ---------                        ----------  ---------                    -----
                                                          FEES                   OTHER          ANNUAL
                                                          ----                   -----          ------
                                                                               EXPENSES        EXPENSES
                                                                               --------        --------
                                                                                (AFTER          (AFTER
                                                                                ------          ------
                                                                              WAIVERS AND    WAIVERS AND
                                                                              -----------    -----------
                                                                                EXPENSE        EXPENSE
                                                                                -------        -------
                                                                             REIMBURSEMENTS) REIMBURSEMENTS)
                                                                             --------------- ---------------
-----------------------------------------------------------------------------------------------------------
Alger American Growth                                    0.75%       0.00%       0.04%           0.79%
Alger American Leveraged AllCap                          0.85%       0.00%       0.05%           0.90%
Alger American MidCap Growth                             0.80%       0.00%       0.04%           0.84%
Alger American Small Capitalization                      0.85%       0.00%       0.05%           0.90%
Berger IPT-International(1)                              0.90%       0.00%       0.30%           1.20%
Berger IPT-Small Company Growth(1)                       0.85%       0.00%       0.30%           1.15%
Dreyfus VIF-Appreciation Portfolio(2) (Initial shares)   0.75%       0.00%       0.03%           0.78%
Dreyfus VIF-Growth and Income Portfolio(2) (Initial      0.75%       0.00%       0.03%           0.78%
shares)
The Dreyfus Socially Responsible Growth Fund, Inc.(2)    0.75%       0.00%       0.03%           0.78%
(Initial shares)
Fidelity VIP Growth(3) (Initial Class)                   0.57%       0.00%       0.08%           0.65%
Fidelity VIP High Income (Initial Class)                 0.58%       0.00%       0.10%           0.68%
Fidelity VIP Money Market(4) (Initial Class)             0.27%       0.00%       0.08%           0.35%
Fidelity VIP Overseas(3) (Initial Class)                 0.72%       0.00%       0.17%           0.89%
Fidelity VIP II Asset Manager (Initial Class)            0.53%       0.00%       0.08%           0.61%
Fidelity VIP II Contrafund(R)(3) (Initial Class)         0.57%       0.00%       0.09%           0.66%
Fidelity VIP II Index 500(5) (Initial Class)             0.24%       0.00%       0.04%           0.28%

-----------------------------------------------------------------------------------------------------------
                      PORTFOLIO                        MANAGEMENT  12b-1FEES                    TOTAL
                      ---------                        ----------  ---------                    -----
                                                          FEES                   OTHER          ANNUAL
                                                          ----                   -----          ------
                                                                               EXPENSES        EXPENSES
                                                                               --------        --------
                                                                                (AFTER          (AFTER
                                                                                ------          ------
                                                                              WAIVERS AND    WAIVERS AND
                                                                              -----------    -----------
                                                                                EXPENSE        EXPENSE
                                                                                -------        -------
                                                                             REIMBURSEMENTS) REIMBURSEMENTS)
                                                                             --------------- ---------------
-----------------------------------------------------------------------------------------------------------
Fidelity VIP II Investment Grade Bond (Initial Class)    0.43%       0.00%       0.11%           0.54%
Fidelity VIP III Growth Opportunities (Initial Class)    0.58%       0.00%       0.10%           0.68%
Goldman Sachs VIT Capital Growth(6)                      0.75%       0.00%       0.25%           1.00%
Goldman Sachs VIT CORE(SM) U.S. Equity(6)                0.70%       0.00%       0.20%           0.90%
Goldman Sachs VIT Global Income(6)                       0.90%       0.00%       0.25%           1.15%
Goldman Sachs VIT Growth and Income(6)                   0.75%       0.00%       0.25%           1.00%
Montgomery Variable Series: Emerging Markets             1.25%       0.00%       0.56%           1.81%
Montgomery Variable Series: Growth(7)                    0.82%       0.00%       0.44%           1.26%
Seligman Communications and Information (Class 1)        0.75%       0.00%       0.12%           0.87%
Seligman Frontier (Class 1)(8)                           0.75%       0.00%       0.20%           0.95%
Seligman Global Technology (Class 2)(10)                 1.00%       0.15%       0.40%           1.55%
Seligman Small-Cap Value (Class 2)(9,10)                 1.00%       0.19%       0.20%           1.39%


(1) The Managers of the Berger IPT-International Fund and Berger IPT-Small Company Growth Fund have agreed to waive their management fees and reimburse the funds for additional expenses to the extent that the funds' total annual expenses exceed 1.20% and 1.15%, respectively. Absent this waiver, the Management Fees, Other Expenses, and Total Annual Expenses would have been 0.90%, 1.55% and 2.45% for the Berger IPT-International Fund and 0.85%, 0.64% and 1.49% for the Berger IPT-Small Company Growth Fund. This waiver may not be terminated or amended except by a vote of each of the fund's Board of Trustees.

(2) Dreyfus VIF-Appreciation Portfolio, Dreyfus VIF-Growth and Income Portfolio, and The Dreyfus Socially Responsible Growth Fund, Inc. are Initial Share Class. Actual expenses in future years may be higher or lower than presented.

(3) Actual Total Annual Expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See accompanying fund prospectus for details.

(4) The Total Annual Expenses provided are based on historical expenses, adjusted to reflect the current management fee structure.

(5) The fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level. Without this reimbursement, the Total Annual Expenses were 0.33%. The fund's manager may discontinue this arrangement at any time.

(6) Goldman Sachs Asset Management has voluntarily agreed to reduce or limit certain other expenses (excluding management fees, taxes, interest, brokerage fees, litigation and other extraordinary expenses) to the extent such expenses exceed the percentage stated in the above table (as calculated per annum) of each fund's respective average daily net assets. Without such limitation or reduction, the "Other Expenses" and Total Annual Expenses for the Goldman Sachs VIT Capital Growth, CORE(SM) US Equity, Global Income, and Growth and Income funds would be 1.09% and 1.84%, 0.17% and 0.87%, 2.05% and 2.95%, and 0.47% and 1.22%
        respectively. CORE(SM) is a service mark of Goldman, Sachs & Co.

(7) The manager of the Montgomery Variable Series: Growth Fund voluntarily reimbursed the Growth Fund for a portion of its management fee. The Management Fee, Other Expenses, and Total Annual Expenses, absent voluntary reimbursements for the Growth Fund, were 1.83%, 0.58% and 2.41%, respectively.

(8) J. & W. Seligman & Co. Incorporated voluntarily agreed to reimburse expenses of the Seligman Frontier Portfolio, other than the management fee, which exceed 0.20%. Without reimbursement, Other Expenses and Total Annual Expenses would have been 0.43% and 1.18% respectively.

(9) J. & W. Seligman & Co. Incorporated voluntarily agreed to reimburse expenses of the Seligman Small-Cap Value Portfolio, other than management and 12b-1 fees, which exceed 0.20%. Without reimbursement, Other Expenses and Total Annual Expenses would have been 0.45% and 1.45% respectively.

(10) The Seligman Global Technology Portfolio Management Fee annual rate of 1.00% applies to the Portfolio's first $2 billion in average daily net assets. The rate declines to 0.95% of the Portfolio's average daily net assets on the next $2 billion in net assets, and to 0.90% of the Portfolio's average daily net assets in excess of $4 billion. The Seligman Small-Cap Value Portfolio Management Fee annual rate of 1.00% applies to the Portfolio's first $500 million in average daily net assets. The rate declines to 0.90% of the Portfolio's average daily net assets on the next $500 million in net assets, and to 0.80% of the Portfolio's average daily net assets in excess of $1 billion.

        THERE IS NO ASSURANCE THAT THESE WAIVERS OR REIMBURSEMENTS WILL CONTINUE IN THE FUTURE. IF ANY WAIVERS OR REIMBURSEMENTS ARE DISCONTINUED OR CHANGED, WE WILL PROVIDE YOU WITH AN UPDATE TO THE PROSPECTUS.

The data with respect to the funds' annual expenses have been provided to us by the funds and we have not independently verified such data.

In addition to the expenses listed above, premium taxes may apply, and a Market Value Adjustment may apply to amounts held in the guaranteed interest accounts.

EXAMPLES


The following examples show what your costs would be under this Policy using certain assumptions. The examples are based on the fees and charges for the Policy and the portfolio as stated in the Fee Table above. These examples assume that any applicable portfolio fee waivers and reimbursements will continue for the length of time shown in the examples. We cannot guarantee that they will continue. THE INITIAL PREMIUM BONUS CREDIT, THE PERSISTENCY BONUS AND THE ANNUITIZATION BONUS ARE NOT REFLECTED IN THE EXAMPLES.



An owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and that the entire $1,000 is invested in the Subaccount listed.






1. If the Policy is surrendered or annuitized at the end of the applicable time period (reflecting Subaccount Annual Expenses of 1.55% and the maximum surrender charges):


--------------------------------------------------------------------------------------------------
                       SUB-ACCOUNT                         1 YEAR    3 YEARS   5 YEARS   10 YEARS
                       -----------                         ------    -------   -------   --------
--------------------------------------------------------------------------------------------------
Alger American Growth....................................      96        136       179        268
--------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap..........................      97        139       185        279
--------------------------------------------------------------------------------------------------
Alger American MidCap Growth.............................      96        138       182        273
--------------------------------------------------------------------------------------------------
Alger American Small Capitalization......................      97        139       185        279
--------------------------------------------------------------------------------------------------
Berger IPT - International...............................     100        148       199        308
--------------------------------------------------------------------------------------------------
Berger IPT-Small Company Growth..........................      99        147       197        303
--------------------------------------------------------------------------------------------------
Dreyfus-VIF Appreciation.................................      96        136       179        267
--------------------------------------------------------------------------------------------------
Dreyfus-VIF Growth and Income............................      96        136       179        267
--------------------------------------------------------------------------------------------------
Dreyfus Socially Responsible.............................      96        136       179        267
--------------------------------------------------------------------------------------------------
Fidelity VIP Growth......................................      94        132       172        253
--------------------------------------------------------------------------------------------------
Fidelity VIP High Income.................................      95        133       173        256
--------------------------------------------------------------------------------------------------
Fidelity VIP Money Market................................      91        123       157        222
--------------------------------------------------------------------------------------------------
Fidelity VIP Overseas....................................      97        139       184        278
--------------------------------------------------------------------------------------------------
Fidelity VIP II Asset Manager............................      94        131       170        249
--------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund(R)............................      94        132       172        254
--------------------------------------------------------------------------------------------------
Fidelity VIP II Index 500................................      91        122       156        220
--------------------------------------------------------------------------------------------------
Fidelity VIP II Investment Grade Bond....................      93        128       166        242
--------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities....................      95        133       173        256
--------------------------------------------------------------------------------------------------
Goldman Sachs CORE(SM) U.S. Equity.......................      97        139       185        279
--------------------------------------------------------------------------------------------------
Goldman Sachs VIT Capital Growth.........................      98        142       190        289
--------------------------------------------------------------------------------------------------
Goldman Sachs VIT Global Income..........................      99        147       197        303
--------------------------------------------------------------------------------------------------
Goldman Sachs VIT Growth and Income......................      98        142       190        289
--------------------------------------------------------------------------------------------------
Montgomery Variable Series: Emerging Markets.............     106        166       229        365
--------------------------------------------------------------------------------------------------
Montgomery Variable Series: Growth.......................     100        150       202        314
--------------------------------------------------------------------------------------------------
Seligman Communications and Information..................      97        138       183        276
--------------------------------------------------------------------------------------------------
Seligman Frontier........................................      97        141       187        284
--------------------------------------------------------------------------------------------------
Seligman Global Technology...............................     103        159       217        341
--------------------------------------------------------------------------------------------------
Seligman Small Cap Value.................................     102        154       209        326
--------------------------------------------------------------------------------------------------

2       If the Policy is not surrendered or annuitized at the end of the applicable time period (reflecting Subaccount Annual Expenses of 1.55% and no surrender charges):


--------------------------------------------------------------------------------------------------
                       SUB-ACCOUNT                         1 YEAR    3 YEARS   5 YEARS   10 YEARS
                       -----------                         ------    -------   -------   --------
--------------------------------------------------------------------------------------------------
Alger American Growth....................................      24         73       125        268
--------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap..........................      25         76       131        279
--------------------------------------------------------------------------------------------------
Alger American MidCap Growth.............................      24         75       128        273
--------------------------------------------------------------------------------------------------
Alger American Small Capitalization......................      25         76       131        279
--------------------------------------------------------------------------------------------------
Berger IPT - International...............................      28         85       145        308
--------------------------------------------------------------------------------------------------
Berger IPT-Small Company Growth..........................      27         84       143        303
--------------------------------------------------------------------------------------------------
Dreyfus-VIF Appreciation.................................      24         73       125        267
--------------------------------------------------------------------------------------------------
Dreyfus-VIF Growth and Income............................      24         73       125        267
--------------------------------------------------------------------------------------------------
Dreyfus Socially Responsible.............................      24         73       125        267
--------------------------------------------------------------------------------------------------
Fidelity VIP Growth......................................      22         69       118        253
--------------------------------------------------------------------------------------------------
Fidelity VIP High Income.................................      23         70       119        256
--------------------------------------------------------------------------------------------------
Fidelity VIP Money Market................................      19         60       103        222
--------------------------------------------------------------------------------------------------
Fidelity VIP Overseas....................................      25         76       130        278
--------------------------------------------------------------------------------------------------
Fidelity VIP II Asset Manager............................      22         68       116        249
--------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund(R)............................      22         69       118        254
--------------------------------------------------------------------------------------------------
Fidelity VIP II Index 500................................      19         59       102        220
--------------------------------------------------------------------------------------------------
Fidelity VIP II Investment Grade Bond....................      21         65       112        242
--------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities....................      23         70       119        256
--------------------------------------------------------------------------------------------------
Goldman Sachs CORE(SM) U.S. Equity.......................      25         76       131        279
--------------------------------------------------------------------------------------------------
Goldman Sachs VIT Capital Growth.........................      26         79       136        289
--------------------------------------------------------------------------------------------------
Goldman Sachs VIT Global Income..........................      27         84       143        303
--------------------------------------------------------------------------------------------------
Goldman Sachs VIT Growth and Income......................      26         79       136        289
--------------------------------------------------------------------------------------------------
Montgomery Variable Series: Emerging Markets.............      34        103       175        365
--------------------------------------------------------------------------------------------------
Montgomery Variable Series: Growth.......................      28         87       148        314
--------------------------------------------------------------------------------------------------
Seligman Communications and Information..................      25         75       129        276
--------------------------------------------------------------------------------------------------
Seligman Frontier........................................      25         78       133        284
--------------------------------------------------------------------------------------------------
Seligman Global Technology...............................      31         96       163        341
--------------------------------------------------------------------------------------------------
Seligman Small Cap Value.................................      30         91       155        326
--------------------------------------------------------------------------------------------------

These examples assume that no transfer charges, premium taxes, or Market Value Adjustment have been assessed. PLEASE REMEMBER THAT THESE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those shown in the examples. Similarly your rate of return may be more or less than the 5% assumed in the examples.

CONDENSED FINANCIAL INFORMATION

The value of an accumulation unit is determined on the basis of changes in the per share value of the underlying portfolios and the assessment of Variable Account charges. Because the Subaccounts in which this Policy invests have not commenced operation as of the date of this prospectus, no condensed financial information is included in this prospectus.

--------------------------------------------------------------------------------
                        THE COMPANY AND THE FIXED ACCOUNT
--------------------------------------------------------------------------------

We are a stock life insurance company incorporated under Michigan law on April 12, 1988. Our Administrative Office is located at 6201 Powers Ferry Road, NW, Atlanta, Georgia 30339. We are principally engaged in issuing and reinsuring annuity policies. As of December 31, 2000, our assets approximated $2.8 billion (US dollars).

We are a wholly owned subsidiary of The Canada Life Assurance Company, a Canadian life insurance company headquartered in Toronto, Ontario, Canada. The Canada Life Assurance Company commenced insurance operations in 1847 and has been actively operating in the United States since 1889. As of December 31, 2000, the consolidated assets of The Canada Life Assurance Company approximated $36.7 billion (US dollars).

We share our A.M. Best rating with our parent company, and from time to time we will quote this rating and our ratings from Standard & Poor's Corporation and/or Moody's Investors Service for claims paying ability. These ratings relate to our financial ability to meet our contractual obligations under our insurance policies. Obligations under the Policies are obligations of Canada Life Insurance Company of America.

THE FIXED ACCOUNT

The fixed account is part of our general account. We assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations. The fixed account does not participate in the investment performance of the Subaccounts.

The fixed account is not registered with the SEC under the Securities Act of 1933 (the 1933 Act). Neither the fixed account nor the general account has been registered as an investment company under the Investment Company Act of 1940. So, neither the fixed account nor the general account is generally subject to regulation under either Act. However, certain disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy of statements made in a registration statement.

The fixed account offers a guarantee of principal, after deductions for fees and expenses. We also guarantee that you will earn interest at a rate of at least 3% per year on amounts in the fixed account. We do not rely on predetermined formulas to set fixed account interest rates.

The fixed account may not be available in all states.

Fixed Account Value

The fixed account value is equal to:

        - any premium payments, plus any portion of the initial premium Bonus Credit, plus any portion of any Persistency Bonus that are allocated to the fixed account; PLUS

        -       any amounts transferred into the fixed account; PLUS

        - any guaranteed interest credited on amounts held in the fixed account; MINUS


        - any charges imposed on amounts in the fixed account in accordance with the terms of the Policy.





Guaranteed Interest Accounts

You may allocate some or all of your premium payments (including any initial premium Bonus Credit) to, and make transfers from the Subaccounts and maturing guaranteed interest account into, the guaranteed interest accounts of the fixed account. Amounts in the guaranteed interest accounts will earn interest at a guaranteed interest rate that is an annual effective rate of interest.

Currently, you may select a guaranteed interest account with a duration of 1, 3, 5, 7 or 10 years, although we may not offer all these durations in the future. We will always offer a 1-year duration. The duration you select (also called the guaranteed interest period) will determine the interest rate we credit. We will credit your allocation with the guaranteed interest rate for the duration you select, so long as you do not surrender, withdraw, transfer or annuitize amounts in the guaranteed interest account before the end of the guaranteed interest period.

If you keep the full amount in a guaranteed interest account until the end of the guaranteed interest period, the value of the amount will equal the amount you originally placed in the guaranteed interest account increased by the interest rate, annually compounded, for that guaranteed interest period. If you surrender, withdraw, transfer or annuitize amounts in the guaranteed interest account before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the amount of the transaction being taken from the guaranteed interest account.

The fixed account, the Market Value Adjustment and certain guaranteed interest periods might not be available in all jurisdictions. The fixed account does not participate in the investment performance of the Subaccounts

Guaranteed Interest Periods

A guaranteed interest period is a specific interval of time over which the amount in the guaranteed interest account will be credit with interest at a guaranteed rate. The guaranteed interest period begins on the date the premium is allocated to, or Policy Value is transferred to, the guaranteed interest account with a specific duration. The guaranteed interest period ends on the last calendar day of the month when the number of years in the period (measured from the end of the month when the allocation was made) has elapsed.

Once you have allocated or transferred an amount to a guaranteed interest account with a specified guaranteed interest period and interest rate, the interest rate will not change. Different allocations you make to the guaranteed interest account may be credited with different interest rates, depending on the timing of your allocation.

Expiration and Automatic Renewal of Interest Rates in the Guaranteed Interest Accounts

During the 30-day period following the end of a guaranteed interest period, you may transfer the amount in the guaranteed interest account to the Subaccounts or to a different guaranteed interest account. A Market Value Adjustment will not apply if you surrender, withdraw, transfer or annuitize the amounts in the guaranteed interest account during that 30-day window. During the 30-day window at the end of a guaranteed interest period, we will credit interest at an annual effective rate of 3% to the amounts in the guaranteed interest account. If you place the amount in another guaranteed interest account, we will credit the interest rate for that account during the 30-day period. We will notify you of the available guaranteed interest periods and rates before the end of any guaranteed interest period.

If we do not receive written notice from you during the 30-day window, we will automatically begin another guaranteed interest period of the same duration as the previous guaranteed interest period.

If the same duration is not available, or if renewal of the same duration would continue the Policy beyond the Annuity Date, we will automatically begin a one-year guaranteed interest period on the first day after the end of the 30-day window. Your Policy Value in the guaranteed interest account will earn interest at the guaranteed rate that we have declared for that duration.

Market Value Adjustment

If you surrender, withdraw, transfer, or annuitize before the end of a guaranteed interest period, we will apply a Market Value Adjustment to the amount of that transaction that is taken from the guaranteed interest account. A Market Value Adjustment will either increase or decrease the amount in the guaranteed interest account. A MARKET VALUE ADJUSTMENT NEVER RESULTS IN A REDUCTION IN INTEREST TO LESS THAN 3 PERCENT PER YEAR ON THE AMOUNT THAT YOU ALLOCATED TO THE GUARANTEED INTEREST ACCOUNT. This adjustment does not apply to the one-year guaranteed interest period. The Market Value Adjustment resets at the start of each guaranteed interest period.

A Market Value Adjustment compares:

        (i) the guaranteed interest rate that applied to the guaranteed interest period being surrendered, withdrawn, transferred, or annuitized; with

        (ii) the current guaranteed interest rate that we are crediting to a guaranteed interest period of the same duration.


If an equal guaranteed interest period is not offered, we will use the linear interpolation of the guaranteed interest rates for the guaranteed interest periods closest in duration that are offered. Any surrender, withdrawal, transfer or annuitization of the amounts in a guarantee interest account is subject to a Market Value Adjustment, unless:


        - the date of the surrender, withdrawal, transfer, or annuitization is within 30 days after the end of a guaranteed interest period;

        - the surrender, withdrawal, transfer or annuitization is from the one-year guaranteed interest period; or

        - the surrender, withdrawal or transfer is to provide death benefits, nursing home benefits, or terminal illness benefits.

The Market Value Adjustment will be applied after deducting any transfer fees, but before deducting any surrender charges or taxes due. See Appendix A for an example.

On the date the Market Value Adjustment is to be applied, one of the following will happen:

        - If the guaranteed interest rate we are crediting to your guaranteed interest account, less 0.50%, is less than the guaranteed interest rate that we are currently crediting to a new guaranteed interest period of the same duration, then the Market Value Adjustment will be NEGATIVE and will result in a payment of an amount that is less than the amount being surrendered, withdrawn, transferred, or annuitized.

        Example: The rate we are crediting to your 3-year guaranteed interest account is 6.0%. In year 2, you wish to take a withdrawal. At that time, the rate we are crediting to a new 3-year guaranteed interest period is 6.5%. Because 6.0% - 0.50% (5.5%) is less than current rate of 6.5%, the Market Value Adjustment will be negative.

        - If the guaranteed interest rate we are crediting to your guaranteed interest account is greater than 0.50% plus the guaranteed interest rate that we are currently crediting to a new guaranteed interest period of the same duration, then the Market Value Adjustment will be POSITIVE and will result in the payment of an amount greater than the guarantee amount (or portion thereof) being surrendered, withdrawn, transferred, or annuitized.

        Example: The rate we are crediting to your 3-year guaranteed interest account is 6.0%. In year 2, you wish to take a withdrawal. At that time, the rate we are crediting to a new 3-year guaranteed interest period is 5.0%. Because 6.0% is greater than 5.0% + 0.5% (5.5%), the Market Value Adjustment will be positive.


We compute the Market Value Adjustment by multiplying the amount being surrendered, withdrawn, transferred, or annuitized by the Market Value Adjustment Factor. The Market Value Adjustment Factor is calculated as follows:



                Market Value Adjustment Factor = Lesser                 n/12
                of                                         (a)   (1 + i)
                                                                 ----------------- -1
                                                                              n/12
                                                                 (1 +r + .005)

                                                OR         (b)         .05

        where:

        "i" is the guaranteed interest rate we have been crediting to the amount you are surrendering, withdrawing, transferring or annuitizing;

        "r" is the guaranteed interest rate that we are currently crediting to a new guaranteed interest period of the same duration as the guaranteed interest account in (i); and

        "n" is the number of months remaining until the expiration of the guaranteed interest period for the amount you are surrendering, withdrawing, transferring or annuitizing.

There is no definitive guidance on the proper tax treatment of Market Value Adjustments, and you may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser.







--------------------------------------------------------------------------------
                     THE VARIABLE ACCOUNT AND THE PORTFOLIOS
--------------------------------------------------------------------------------

THE VARIABLE ACCOUNT

We established the Canada Life of America Variable Annuity Account 1 (the Variable Account) as a separate investment account on July 22, 1988, under Michigan law. Although we own the assets in the Variable Account, these assets are held separately from our other assets and are not part of our general account. The income, gains or losses, whether or not realized, from the assets of the Variable Account are credited to or charged against the Variable Account in accordance with the policies without regard to our other income, gains or losses. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that we conduct. We have the right to transfer to our general account any assets of the Variable Account that are in excess of such reserves and other liabilities.

The Variable Account is registered with the Securities and Exchange Commission (the SEC) as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act) and meets the definition of a "separate account" under the federal securities laws. However, the SEC does not supervise the management, investment policies or practices of the Variable Account.

The Variable Account currently is divided Subaccounts, each of which invests its assets in shares of the corresponding portfolio of the funds described below.

THE PORTFOLIOS

Shares of a portfolio can be purchased and redeemed for a corresponding Subaccount at their net asset value. Any amounts of income, dividends and gains distributed from the shares of a portfolio are reinvested in additional shares of that portfolio at their net asset value. The funds' prospectuses define the net asset value of portfolio shares.

The funds are management investment companies with one or more investment portfolios. Each fund is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the company or the portfolios by the SEC.

The funds may, in the future, create additional portfolios that may or may not be available as investment options under the Policies. Each portfolio has its own investment objectives and the income and losses for each portfolio are determined separately for that portfolio.

The investment objectives and policies of certain portfolios of the funds are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios of the funds, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios of the funds will be comparable to the investment results of any other portfolio, even if the other portfolios have the same investment adviser or manager.

We may receive significant compensation from the investment adviser of a portfolio (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the portfolios and their availability through the Policies. We (or our affiliates) also receive all or some of the 12b-1 fees deducted from portfolio assets. The amount of this compensation is based upon a percentage of the assets of the portfolio attributable to the Policies and other contracts issued by us. These percentages differ, and some advisers (or affiliates) may pay us more than others.

The following is a brief description of the investment objectives of each of the funds' portfolios. NO ONE CAN PROMISE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. Please see the attached prospectuses for the funds for more detailed information, including a description of risks and expenses.

CERTAIN PORTFOLIOS HAVE SIMILAR INVESTMENT OBJECTIVES AND/OR POLICIES. YOU SHOULD READ THE PROSPECTUS FOR EACH PORTFOLIO CAREFULLY BEFORE YOU INVEST, AND CONSIDER WHICH PORTFOLIOS MEET YOUR FINANCIAL GOALS AND OBJECTIVES.

-----------------------------------------------------------------------------------------------------------

PORTFOLIO                                         INVESTMENT OBJECTIVE AND INVESTMENT ADVISER

-----------------------------------------------------------------------------------------------------------
ALGER AMERICAN GROWTH PORTFOLIO       Seeks long-term capital appreciation. The investment adviser is
                                      Fred Alger Management, Inc.
-----------------------------------------------------------------------------------------------------------
ALGER AMERICAN LEVERAGED ALLCAP       Seeks long-term capital appreciation. The investment adviser is
PORTFOLIO                             Fred Alger Management, Inc.
-----------------------------------------------------------------------------------------------------------
ALGER AMERICAN MIDCAP GROWTH          Seeks long-term capital appreciation. The investment adviser is
PORTFOLIO                             Fred Alger Management, Inc.
-----------------------------------------------------------------------------------------------------------
ALGER AMERICAN SMALL CAPITALIZATION   Seeks long-term capital appreciation. The investment adviser is
PORTFOLIO                             Fred Alger Management, Inc.
-----------------------------------------------------------------------------------------------------------
BERGER IPT-INTERNATIONAL FUND         Seeks long-term capital appreciation. The investment adviser is
                                      Berger LLC, and Bank of Ireland Asset Management (U.S.) Limited
                                      (BIAM) is the sub-advisor.
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

PORTFOLIO                                         INVESTMENT OBJECTIVE AND INVESTMENT ADVISER

-----------------------------------------------------------------------------------------------------------
BERGER IPT-SMALL COMPANY GROWTH FUND  Seeks capital appreciation. The investment adviser is Berger LLC.
-----------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE      Seeks to provide capital growth; current income is a secondary goal.
GROWTH FUND, INC. (INITIAL SHARES)    The investment adviser is The Dreyfus Corporation, and NCM is the sub-advisor.
-----------------------------------------------------------------------------------------------------------
DREYFUS VIF-APPRECIATION PORTFOLIO    Seeks long-term capital growth consistent with the preservation of
(INITIAL SHARES)                      capital; current income is a secondary goal. The investment adviser is The Dreyfus Corporation.
-----------------------------------------------------------------------------------------------------------
DREYFUS VIF-GROWTH AND INCOME         Seeks long-term capital growth, current income and growth of
PORTFOLIO (INITIAL SHARES)            income, consistent with reasonable investment risk. The investment adviser is The Dreyfus Corporation, and Fayez Sarofim & Co. is the
                                      sub-advisor.
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH PORTFOLIO         Seeks capital appreciation. The investment manager is Fidelity
(INITIAL CLASS)                       Management & Research Company, and FMR Co., Inc. is the sub-advisor.
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME PORTFOLIO    Seeks to obtain a high level of current income. The investment
(INITIAL CLASS)                       manager is Fidelity Management & Research Company, FMR Co., Inc. is
                                      the sub-advisor, and Fidelity Management & Research (U.K.) Inc.,
                                      Fidelity Management (Far East) Inc., and Fidelity Investments Japan
                                      Limited assist Fidelity Management & Research Company with foreign investments.
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP MONEY MARKET PORTFOLIO   Seeks to obtain a high level of current income as is consistent
(INITIAL CLASS)                       with the preservation of capital and liquidity. The investment manager is Fidelity Management & Research Company, and Fidelity
                                      Investments Money Management, Inc. is the sub-advisor.
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP OVERSEAS PORTFOLIO       Seeks long-term growth of capital. The investment manager is
(INITIAL CLASS)                       Fidelity Management & Research Company, FMR Co., is the
                                      sub-advisor, and Fidelity Management & Research (U.K.) Inc.,
                                      Fidelity Management & Research (Far East), Fidelity International
                                      Investment Advisors, Fidelity International Investment Advisors
                                      (U.K.) Limited, and Fidelity Investments Japan Limited assist
                                      Fidelity Management & Research Company with foreign investment.
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP II ASSET MANAGER         Seeks high total return with reduced risk over the long-term. The
PORTFOLIO (INITIAL CLASS)             investment manager is Fidelity Management & Research Company, FMR
                                      Co., Inc. and Fidelity Investment Money Management, Inc. are the
                                      sub-advisors, and Fidelity Management & Research (U.K.) Inc.,
                                      Fidelity Management & Research (Far East) Inc., and Fidelity
                                      Investments Japan Limited assist Fidelity Management & Research
                                      Company with foreign investments.
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP II CONTRAFUND            Seeks long-term capital appreciation. The investment manager is
PORTFOLIO (INITIAL CLASS)             Fidelity Management & Research Company, - FMR Co., Inc. is the
                                      sub-advisor, and Fidelity Management & Research (U.K.) Inc.,
                                      Fidelity Management (Far East) Inc., and Fidelity Investments Japan
                                      Limited assist Fidelity Management & Research Company with foreign investments.
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP II INDEX 500 PORTFOLIO   Seeks total return which corresponds to that of the Standard &
(INITIAL CLASS)                       Poor's Composite Index of 500 Stocks. The investment manager is
                                      Fidelity Management & Research Company, and Bankers Trust Company,
                                      Deutsche Asset Management, Inc., and FMR Co., Inc. are the
                                      sub-advisors.
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP II INVESTMENT GRADE      Seeks as high a level of current income as is consistent with the
BOND PORTFOLIO (INITIAL CLASS)        preservation of capital. The investment manager is Fidelity
                                      Management & Research Company, - and Fidelity Investments Money
                                      Management, Inc. is the sub-advisor.
-----------------------------------------------------------------------------------------------------------
FIDELITY VIP III GROWTH               Seeks capital growth. The investment manager is Fidelity
OPPORTUNITIES PORTFOLIO (INITIAL      Management & Research Company, FMR Co., Inc. is the sub-advisor,
CLASS)                                and Fidelity Management & Research (U.K.) Inc., Fidelity Management
                                      (Far East) Inc., and Fidelity Investments Japan Limited assist
                                      Fidelity Management & Research Company with foreign investments.
-----------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CAPITAL GROWTH      Seeks long-term growth of capital. The investment adviser Goldman
FUND                                  Sachs Asset Management, L.P.
-----------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CORE(SM) U.S.       Seeks long-term growth of capital and dividend income. The
EQUITY FUND                           investment adviser is Goldman Sachs Asset Management, L.P.
-----------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT GLOBAL INCOME FUND  Seeks a high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation.
                                      The investment adviser is Goldman Sachs Asset Management
                                      International.
-----------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT GROWTH AND INCOME   Seeks long-term growth of capital and growth of income. The
FUND                                  investment adviser is Goldman Sachs Asset Management.
-----------------------------------------------------------------------------------------------------------
MONTGOMERY VARIABLE SERIES:           Seeks long-term capital appreciation. The investment adviser is
EMERGING MARKETS FUND                 Montgomery Asset Management, LLC.
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

PORTFOLIO                                         INVESTMENT OBJECTIVE AND INVESTMENT ADVISER

-----------------------------------------------------------------------------------------------------------
MONTGOMERY VARIABLE SERIES: GROWTH    Seeks long-term capital appreciation. The investment adviser is
FUND                                  Montgomery Asset Management, LLC.
-----------------------------------------------------------------------------------------------------------
SELIGMAN COMMUNICATIONS AND           Seeks to produce capital gain. The investment adviser is J. & W.
INFORMATION PORTFOLIO                 Seligman & Co. Incorporated.
-----------------------------------------------------------------------------------------------------------
SELIGMAN FRONTIER PORTFOLIO           Seeks growth of capital; income may be considered, but will be incidental to the Portfolio's investment objective. The investment adviser is J. & W. Seligman & Co. Incorporated.
-----------------------------------------------------------------------------------------------------------
SELIGMAN GLOBAL TECHNOLOGY PORTFOLIO  Seeks long-term capital appreciation. The investment adviser is
                                      J. & W. Seligman & Co. Incorporated.
-----------------------------------------------------------------------------------------------------------
SELIGMAN SMALL-CAP VALUE PORTFOLIO    Seeks long-term capital appreciation. The investment adviser is
                                      J. & W. Seligman & Co. Incorporated.
-----------------------------------------------------------------------------------------------------------

AVAILABILITY OF THE PORTFOLIOS

We cannot guarantee that each portfolio will always be available for investment through the Policy.

We reserve the right, subject to applicable law, to add, delete, and substitute shares of another portfolio of the funds or shares of another registered open-end investment company if, in our judgment, investment in shares of a current portfolio(s) is no longer appropriate. We may also add, delete, or substitute shares of another portfolio of the funds or shares of another registered open-end investment company only for certain classes of Owners. New or substitute portfolios or funds may have different fees and expenses and may only be offered to certain classes of Owners. These decisions will be based on reasons such as a change in investment objective, a change in the tax laws, or the shares are no longer available for investment. We will first obtain SEC and/or any applicable state approval, if such approval is required by law.

When permitted by law, we also reserve the right to:

        -       create new separate accounts;

        - combine separate accounts, including the Canada Life of America Variable Annuity Account 2;


        - remove, close, combine or add Subaccounts and make the new Subaccounts available to Owners at our discretion;


        - add new portfolios of the funds or of other registered investment companies;

        - deregister the Variable Account under the 1940 Act if registration is no longer required;

        -       make any changes required by the 1940 Act; and

        - operate the Variable Account as a managed investment company under the 1940 Act or any other form permitted by law.

If a change is made, we will send you a revised prospectus and any notice required by law.

--------------------------------------------------------------------------------
                              PURCHASE OF A POLICY
--------------------------------------------------------------------------------

The accumulation period begins when you make your first premium payment, and continues until you begin to receive annuity payments during the payout period. The accumulation period also will end if you terminate your Policy, including if you fully withdraw your Policy Value before the payout period.

You may make premium payments at any time during the accumulation period until the Annuity Date. You must obtain our prior approval before your total premiums paid can exceed $1,000,000.

INITIAL PREMIUM

You must submit a complete application and check made payable to us for the initial premium. The following chart outlines the minimum initial premium we require:

                                                                                 MINIMUM INITIAL
         TYPE OF POLICY                                                              PREMIUM
         --------------                                                              -------
                                                                                    ACCEPTED*
                                                                                    ---------
         Policy is an IRA.......................................................    $15,000
         Policy is not an IRA...................................................    $15,000
         Policy is IRA and PAC agreement** for additional premiums submitted....    $   100
         Policy is not an IRA and PAC agreement for additional premiums
         submitted..............................................................    $   100

*       We reserve the right to lower or raise the minimum initial premium.

** For more information on PAC agreements, see "Pre-Authorized Check Agreement Plan".

The application must meet our underwriting standards. The application must be properly completed and accompanied by all the information we need to process it, and be accompanied by the initial premium. We will not issue you a Policy if you are older than age 80 at the time we receive the application at the Administrative Office.

We will normally accept the application and apply the initial premium (plus the Bonus Credit) within two business days of receipt at our Administrative Office. However, we may hold the premium for up to five business days while we attempt to complete the processing of an incomplete application. If this cannot be done within five business days, we will inform you of the reasons for the delay and immediately return the premium, unless you specifically consent to our keeping the premium until the application is made complete. We will then apply the initial premium (plus the Bonus Credit) within two business days of when the application is correctly completed.

The date we credit your initial premium payment (plus any Bonus Credit) to your Policy is the Policy Date. We will credit your initial premium payment to the Subaccounts at the accumulation unit value next computed at the end of the Policy Date.

"SECTION 1035" EXCHANGES

You can generally exchange one annuity contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old policy, and there will be a new surrender charge period for this Policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may also have to pay federal income tax (and a federal penalty tax if you have not reached 59 1/2) on the exchange. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

TEN DAY RIGHT TO EXAMINE POLICY

You have the right to cancel the Policy for any reason within 10 days after you receive it. In some jurisdictions, this period may be longer. To cancel the Policy, you must send a written request for cancellation and the returned Policy to us at the Administrative Office before the end of the right to examine period. You may fax your request and Policy to the following toll-free number:
1-888-670-4836. If you fax your Policy, you must also return the Policy to us by mail.


On the Policy Date, we will direct the initial premium and the Bonus Credit to the Subaccounts and/or to the guaranteed interest accounts that you selected on your application, based on the percentages you specified.


Depending on your state of residence, if you cancel your Policy during the right to examine period, your refund will equal one of the following amounts:

        1. if your Policy Value increased or has stayed the same, your refund will equal the Policy Value on the date we received the returned Policy at the Administrative Office, MINUS any initial premium Bonus Credit, and MINUS any withdrawals. We will credit back to you any Subaccount charges we deducted on or before the date we received the returned Policy;



        2. if your Policy Value decreased, your refund will equal your Policy Value, MINUS any initial premium Bonus Credit, and MINUS any withdrawals. We will credit back to you any Subaccount charges deducted on or before the date we received the returned Policy, and any investment loss attributable to the initial premium Bonus Credit as of the date we received the returned Policy; or


        3. if greater than 1.or 2. and if required by the law of your state, your premium payments MINUS any withdrawals you made.


We will calculate the amount of the refund as of the date we first received either your written or faxed request and Policy.



If your state requires a return of Policy Value, or has no mandate, you will receive any gains and we bear any losses attributable to the initial premium Bonus Credit during the right to examine period. However, you bear the investment risk for premium payments allocated to the Subaccounts during the right to examine period. We do not assess a surrender charge on your refund.


If your state requires a return of premiums paid, we will receive any gains or bear any losses from the investment of your premium payment and the initial premium Bonus Credit during the right to examine period in the Subaccounts you selected on your application.

We will pay the refund within 7 days after we receive your Policy and written request for cancellation of the Policy in the Administrative Office. The Policy will be void once we issue your refund.

INITIAL PREMIUM BONUS CREDIT


If the annuitant is 80 years old or younger when we receive your application at the Administrative Office, we will apply a Bonus Credit to the initial premium you pay into the Policy. The Bonus Credit is:



        - 4% of the initial premium for an annuitant who is 65 years old or younger,



        - 3% of the initial premium for an annuitant who is 66 - 70 years old, and



        - 2% of the initial premium for an annuitant who is 71 - 80 years old.



For purposes of computing the Bonus Credit, we measure the annuitant's age as of the date we receive your application at the Administrative Office. If the Policy application names joint annuitants, we will use the age of the older annuitant to determine the amount of the Bonus Credit. We will credit the Bonus Credit on the Policy Date to the Subaccounts and/or to the guaranteed interest accounts in the same proportions you selected on your application.


Additional premium payments will not receive a Bonus Credit.

We fund the Bonus Credit from our general account, with any profits derived from the mortality expense risk charge and from the surrender charges assessed under this Policy. Over time, the amount of the charges for the Bonus Credit may exceed the amount of the Bonus Credit, and may result in a profit to us.

ELECTRONIC DATA TRANSMISSION OF APPLICATION INFORMATION

In certain states, we may accept electronic data transmission of application information accompanied by a wire transfer of the initial premium. Contact us to find out about state availability.

When we receive the electronic data and wire transmittal, we will process the information and allocate the premium payment according to your instructions. We will then send a Policy and verification letter to you to sign.

During the period from receipt of the initial premium until the signed verification letter is received, no financial transactions may be executed under the Policy, unless you request such transactions in writing and provide a signature guarantee.

PREMIUM ALLOCATION


You elect on your application how you want your initial premium (plus the Bonus Credit and less any applicable premium taxes) to be allocated among the Subaccounts and the guaranteed interest accounts. Any additional premiums will be allocated in the same manner unless, at the time of payment, we have received your written notice to the contrary.


We cannot guarantee that a Subaccount or shares of a portfolio will always be available. If you request that all or part of a premium be allocated to a Subaccount that is not available, we will immediately return that portion of the premium to you, unless you specify otherwise.

--------------------------------------------------------------------------------
                                  POLICY VALUES
--------------------------------------------------------------------------------

ADDITIONAL PREMIUM

You may make additional premium payments at any time before the Annuity Date. Our prior approval is required before we will accept an additional premium that, together with the total of other premiums paid, would exceed $1,000,000. We will apply additional premiums as of the date they are received at our Administrative Office. We will send you a confirmation statement for each additional premium payment.

The following chart outlines the minimum additional premium we will accept:

                                                                                      MINIMUM
                                                                                    ADDITIONAL
        TYPE OF POLICY                                                           PREMIUM ACCEPTED*
        --------------                                                           ----------------
        Policy is an IRA.......................................................       $1,000
        Policy is not an IRA...................................................       $1,000
        Policy is IRA and PAC agreement** for additional premiums submitted....       $  100
        Policy is not an IRA and PAC agreement for additional premiums
        submitted..............................................................       $  100

*       We reserve the right to lower or raise the minimum additional premium.

** For more information on PAC agreements, see "Pre-Authorized Check Agreement Plan".

PERSISTENCY BONUS


If you remain in the Policy for 8 1/2 years, you will receive a Persistency Bonus during the eighth and each succeeding Policy year. We will credit the Persistency Bonus on the sixth (6th) Policy month after each Policy anniversary ("Persistency Bonus Crediting Date"), beginning with the eighth (8th) Policy anniversary and continuing thereafter each year on each Persistency Bonus Crediting Date until the Annuity Date.


The Persistency Bonus equals 0.25% of your Policy Value on the applicable Persistency Bonus Crediting Date. We will credit the Persistency Bonus to your Policy on a pro rata basis in accordance with the percentage of Policy Value in each Subaccount and guaranteed interest account.

Example


Suppose you purchase a Policy on January 1, 2002 for $50,000. Suppose that by July 1, 2010, your Policy Value has increased to $100,000. On July 1, 2010, we will credit your Policy with a Persistency Bonus equal to $250 ($100,000 X
 .0025). On July 1, 2011, we will credit another Persistency Bonus to your Policy, equal to 0.25% of the Policy Value on July 1, 2011, and so forth each succeeding year during the accumulation period.


If on July 1, 2001 you had allocated your Policy Value so that 50% was in the VIP Growth Subaccount, 40% was in the International Subaccount, and 10% was in the one-year guaranteed interest account, then we would credit the Persistency Bonus of $250 so that 50% ($125) was placed in the VIP Growth Subaccount, 40% ($100) was in the International Subaccount and 10% ($25) was in the one-year guaranteed interest account.

POLICY VALUE

The Policy Value is the sum of: the value of amounts you have allocated to the Subaccounts; and the value of amounts you have allocated to the fixed account. If you withdraw a portion of the Policy Value, we will deduct a proportionate amount from each Subaccount and each guaranteed interest account in the fixed account, based on current cash values, unless you direct us to do otherwise.

SUBACCOUNT VALUES

Each business day, Subaccount values will change to reflect the investment performance of the underlying portfolios, net premium payments we receive, full or partial withdrawals taken, transfers, and charges assessed in connection with the Policy. There are no guaranteed Subaccount values.

We determine the value of each Subaccount at the end of each business day. We determine your Policy's value in each Subaccount by multiplying a Subaccount's accumulation unit value for the relevant valuation period by the number of accumulation units of that Subaccount that are allocated to your Policy.

On the Policy Date, we convert the portion of your initial premium (plus Bonus Credit) allocated to the Subaccounts into accumulation units. Thereafter, we convert any amounts you allocate or transfer to the Subaccounts (including any Persistency Bonus) into accumulation units at the end of each business day.

We determine the number of accumulation units to be credited to your Policy by dividing the dollar amount you allocate or transfer to a Subaccount by the accumulation unit value for that Subaccount at the end of the business day during which we receive your allocation or transfer request. The number of accumulation units in any Subaccount will be increased at the end of the business day by: any net premium payments we received during the current business day; any Persistency Bonus credited, and any amounts you requested be transferred to the Subaccount during the current business day.

We will process any amounts transferred from, or withdrawn from a Subaccount by canceling accumulation units. We will determine the number of accumulation units to be cancelled by dividing the dollar amount being removed from a Subaccount by the accumulation unit value for that Subaccount at the end of the business day during which we received your request to transfer or withdraw. We will reduce the number of accumulation units in any Subaccount at the end of the business day by:

        - any amounts transferred (including any applicable transfer fee) from that Subaccount;

        -       any amounts withdrawn on that business day; and

        - any surrender charge or premium tax assessed upon a partial withdrawal or surrender.

Accumulation Unit Value

The accumulation unit value for each Subaccount's first valuation period is set at $10. After that, the accumulation unit value is determined by multiplying the accumulation unit value at the end of the immediately preceding valuation period by the net investment factor for the current valuation period. The net investment factor reflects the Subaccount charges. The accumulation unit value for a valuation period applies to each day in that period. The accumulation unit value may increase or decrease from one valuation period to the next.

Net Investment Factor

The Net Investment Factor is an index that measures the investment performance of a Subaccount from one valuation period to the next. Each Subaccount has a Net Investment Factor, which may be greater than or less than 1.

The Net Investment Factor for each Subaccount for a valuation period equals 1 plus (or minus) the rate of return earned by the portfolio in which the Subaccount invests, adjusted for taxes charged or credited to the Subaccount, the mortality and expense risk charge, and the daily administration fee.

--------------------------------------------------------------------------------
                                    TRANSFERS
--------------------------------------------------------------------------------

TRANSFER PRIVILEGE

Before the Annuity Date, you may transfer all or a part of an amount in a Subaccount to another Subaccount or to a guaranteed interest account. You also can transfer an amount in a guaranteed interest account to a Subaccount or another guaranteed interest account. Transfers are subject to the following restrictions:

       1.  transfers must be at least $250;
       2. a transfer that would reduce the amount in that Subaccount or guaranteed interest account below $500 will be treated as a transfer request for the entire amount in that Subaccount or guaranteed interest account; and
       3. transfers from the guaranteed interest accounts, except from the one-year guaranteed interest account, may be subject to a Market Value Adjustment.

We will make all transfers as of the business day on which we receive your written or faxed request (r telephone authorization) to transfer, provided we receive it at our Administrative Office before the close of our business day, usually 4:00 p.m. Eastern Time. The transfer will be processed based on the accumulation unit values determination at the end of the business day on which we receive your request. If we receive your request after the close of our business day, we will make the transfer as of the next business day. There currently is no limit on the number of transfers that you can make before the Annuity Date among or between Subaccounts or to the fixed account. We reserve the right to discontinue transfer privileges, modify our procedures, change our minimum transfer amount requirements, or limit the number of transfers we permit.

EXCESSIVE TRADING LIMITS

Some Policy owners may use market timing firms or other third parties to make transfers on their behalf. Activity by such market timing firms or third parties may result in unusually large transfers of funds which, in turn, may interfere with our ability or the ability of the underlying fund to process transactions. Such excessive trading also may adversely affect the performance of the Subaccounts.

We reserve the right to limit transfers in any Policy year, or to refuse any of your transfer requests if:


       - we believe, in our sole discretion, that excessive trading, a specific transfer request, or a group of transfer requests by an owner or the owner's agent may have a detrimental effect on the accumulation unit values of any Subaccount or the share prices of any portfolio or would be detrimental to other Owners; or


       - we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.

We may apply the restrictions in a manner reasonably designed to prevent transfers that we consider to be disadvantageous to other Owners. If your request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.

TELEPHONE AND FAX TRANSFER REQUESTS

We can process your transfer request by phone if you have completed our administrative form or initialed the authorization box on your application. The authorization will remain effective until we receive your written revocation or we discontinue this privilege. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we do not employ such reasonable procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. These procedures may include recording telephone calls and obtaining personal security codes and policy number before we process any transfers.

We also accept transfer instructions provided to us via fax at 888-670-4836. Any faxed instructions sent to another number will not be considered received until received in the Administrative Office.

We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

We cannot accept or process transfer requests left on our voice mail system, although transfers through our Intouch(R) Voice Response System are acceptable.

TRANSFER FEE


There is no limit to the number of transfers that you can make between Subaccounts or the guaranteed interest accounts. The first 12 transfers during each Policy year are currently free. We currently assess a $25 transfer fee for the 13th and each additional transfer in a Policy year. A transfer request (including mailed, faxed and telephone requests) is considered to be one transfer, regardless of the number of Subaccounts or guaranteed interest periods affected by the request. The processing fee will be deducted proportionately from the receiving Subaccounts and guaranteed interest accounts. The $25 transfer fee is waived when you use the Intouch(R) Voice Response System, portfolio rebalancing, and dollar cost averaging services.


--------------------------------------------------------------------------------
                                 OWNER SERVICES
--------------------------------------------------------------------------------

INTOUCH(R) VOICE RESPONSE SYSTEM

The Intouch(R) Voice Response System is our interactive voice response system that you can access through your touch-tone telephone. Use of this service allows you to:

       -   obtain current Subaccount balances;

       -   obtain current Policy and accumulation unit values;

       - obtain the current interest rates for the guaranteed interest periods we offer;

       -   change your Subaccount allocations; and

       - transfer amounts between Subaccounts or to the guaranteed interest accounts.

Transfers from the guaranteed interest accounts, other than from the one-year guaranteed interest account, are not permitted under the Intouch(R) Voice Response System. Your Policy number and personal identification number, which we issue to you to ensure security, are required for any transfers and/or allocation changes.


When using the Intouch(R) Voice Response System, you will not be assessed a transfer fee regardless of the number of transfers made per Policy year.


PRE-AUTHORIZED CHECK AGREEMENT PLAN (PAC)

You may choose to have monthly premiums automatically collected from your checking or savings account pursuant to a pre-authorized check agreement plan
(PAC). You may terminate this plan by providing us with 30 days advance written notice. We may terminate this plan upon 30 days advance written notice to you, or at any time that a payment has not been paid by your bank. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

DOLLAR COST AVERAGING


The dollar cost averaging program permits you to systematically transfer specified amounts from any Subaccount or one-year guaranteed interest account to any other Subaccounts or guaranteed interest accounts on a monthly basis. Transfers under this program are subject to our administrative procedures for and the restrictions regarding transfers. (See "Transfer Privilege.")

The amount transferred must be at least $250. The amount transferred will purchase more accumulation units of a Subaccount when its value is lower, and fewer accumulation units when its value is higher. Over time, the cost per accumulation unit averages out to less than if all purchases had been made at the highest value, and greater than if all purchases had been made at the lowest value. Dollar Cost Averaging reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets. Before deciding to use the Dollar Cost Averaging program, you should discuss the benefits and risks of the program with your registered representative.

To begin Dollar Cost Averaging, please contact our Administrative Office to obtain a copy of our Dollar Cost Averaging form, complete the form and return it to the Administrative Office. We will continue to process transfers until one of the following occurs:

       - the entire value of the Subaccount or the one-year guaranteed interest period is completely depleted; or

       -   we receive your written notice to stop the monthly transfers; or

       -   we discontinue this privilege.

This option is not available on the 29th, 30th or 31st day of a month. There is no charge for this feature. A transfer under the Dollar Cost Averaging program is not a transfer for purposes of assessing a transfer charge. We reserve the right to change our procedures or to discontinue the Dollar Cost Averaging privilege upon 30 days written notice to you.

AUTOMATIC PORTFOLIO REBALANCING

Once you have allocated your money among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to rebalance your Subaccount value periodically--on a monthly, quarterly, semi-annual or annual basis--to return to the percentages specified in your allocation instructions. Your percentage allocations must be in whole percentages and must be at least 1% per allocation. We make no representation or guarantee that portfolio rebalancing will result in a profit, protect you against loss or ensure that you meet your financial goals.

To begin Automatic Portfolio Rebalancing, please contact our Administrative Office to obtain a copy of our Automatic Portfolio Rebalancing form, complete the form and return it to the Administrative Office. We will begin Automatic Portfolio Rebalancing once we receive your completed form. Participation in Portfolio rebalancing is voluntary and you can modify or discontinue it at any time by sending us written notice. Portfolio rebalancing is not available for the fixed account.

Once you elect Automatic Portfolio Rebalancing, we will continue to perform Portfolio rebalancing until you instruct us to stop. A Portfolio Rebalancing transfer is not considered a transfer for purposes of assessing a transfer charge. This option is not available on the 29th, 30th or 31st day of a month. There is no charge for this feature.

We reserve the right to change our procedures or discontinue offering Automatic Portfolio Rebalancing upon 30 days written notice to you.

SYSTEMATIC WITHDRAWAL PRIVILEGE

You may elect to use the Systematic Withdrawal Privilege (SWP) to withdraw a fixed amount from the Subaccounts and the guaranteed interest accounts on a monthly, quarterly, semi-annual or annual basis, beginning 30 days after the Policy Date.


To begin SWP, please contact our Administrative Office to obtain a copy of our SWP form, complete the form and return it to the Administrative Office. Each systematic withdrawal payment must be at least $250.

We will assess surrender charges on SWP withdrawals, unless surrender charges no longer apply to the amounts withdrawn or the amount you withdraw qualifies as a free withdrawal amount: The free withdrawal amount in any Policy year is equal to:

       - 100% of investment earnings in the Subaccounts during the previous Policy year, plus 100% of interest earned in the fixed account during the previous Policy year; plus

       - 10% of premiums remaining that you paid into the Policy up to the date of the withdrawal request.*






* No more than 10% of remaining premiums may be withdrawn in a single Policy year, even if you have not withdrawn the maximum amount in previous years. We will make withdrawals first from the oldest premiums paid. The initial premium Bonus Credit and Persistency Bonus are not subject to surrender charges.

Systematic withdrawals of the free withdrawal amount will be made by first transferring the full free withdrawal amount to the one-year guaranteed interest account. The SWP will then be set up on this amount from the one-year guaranteed interest account. If you withdraw or surrender the amounts in the one-year guaranteed interest account before the end of the systematic withdrawal period, then SWP may be terminated. In that case, there is no remaining free withdrawal until the next Policy year.

Surrender charges do not apply to amounts required to be withdrawn from a Qualified Policy, pursuant to the minimum required distribution rules under federal tax laws. Such waiver of surrender charge for minimum required distribution does not apply to withdrawals from this Policy to satisfy minimum distribution requirements for other investments.

If applicable, a charge for premium taxes may be deducted from each systematic withdrawal payment. Withdrawals from a guaranteed interest period other than from the one-year guaranteed interest period may be subject to a Market Value Adjustment. We do not deduct any other charges for this privilege. In certain circumstances, amounts withdrawn pursuant to a systematic withdrawal option may be included in an owner's gross income and may be subject to penalty taxes.


Withdrawal Limits on SWP


Once you decide on the dollar amount you want to receive under the SWP program, that dollar amount will remain fixed until the next Policy anniversary. You may change the dollar amount of a SWP withdrawal for the next Policy year, provided we receive your written request to change the amount at least seven days before the Policy anniversary.

SWP will end at the earliest of the date:

       - when the Subaccounts and guaranteed interest accounts you specified for those withdrawals have no remaining amount to withdraw;



       -   the Cash Surrender Value is reduced to $5,000*;


       - you choose to pay premiums by the pre-authorized check agreement plan;

       -   we receive your written notice to end this program; or

       - we choose to discontinue this program upon 30 days advance written notice to you.


* We may pay the Cash Surrender Value and terminate the Policy if you have not paid any premiums for at least two years and the Policy Value is less than $5,000 (see "Automatic Termination").


This option is not available on the 29th, 30th or 31st day of a month. We reserve the right to change the terms of, or to terminate, the SWP privilege.

References to partial withdrawals in other provisions of this Prospectus include systematic withdrawals.

--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------


You may withdraw some or all of your Policy Value during the accumulation period. We must receive a properly completed withdrawal request that contains your original signature. We will accept faxed requests for withdrawals, provided that the requests are received at the Administrative Office, and the withdrawal proceeds are being sent to your address of record. You must submit the Policy along with a written request when taking a full surrender. We will not accept faxed requests for full surrenders.


A surrender or partial withdrawal may have adverse tax consequences for you. You may have to pay federal income taxes on any money you withdraw. If you take a withdrawal before age 59 1/2, a federal penalty tax may apply.

Access to amounts in a Qualified Policy may be restricted or prohibited. Moreover, your right to make full or partial withdrawals of Policy Value is subject to any restriction imposed by applicable law or employee benefit plans.

We will pay any amounts withdrawn from the Subaccounts within seven days. However, we may suspend or postpone payment from the fixed account under certain conditions. (See "Other Information.")

CASH SURRENDER VALUE

You may withdraw fully from the Policy anytime before the Annuity Date and receive the Cash Surrender Value.

The Cash Surrender Value is equal to:

       -   the Policy Value: MINUS

       -   any applicable surrender charge; PLUS OR MINUS

       -   any Market Value Adjustment; MINUS

       -   any premium taxes not previously deducted.

The Cash Surrender Value may be more or less than the total of all premium payments you paid into the Policy.

We will determine the Cash Surrender Value using the accumulation value next computed after we receive your withdrawal request, and your Policy, at our Administration Office. Requests we receive before the close of our business day, usually 4:00 p.m. Eastern Time, will be processed as of that day. If we receive a full surrender request after the close of our business day, we will determine the Cash Surrender Value as of the next business day.

You may elect to have the Cash Surrender Value paid in a single sum or under a payment option. (See "Payment Options.") The Policy ends when we pay the Cash Surrender Value.

A full surrender may have adverse federal income tax consequences, including a penalty tax. (See "Federal Tax Matters.")

PARTIAL WITHDRAWALS

You may withdraw part of the Cash Surrender Value, subject to the following:

       -   the minimum amount you can withdraw is $250;


       - the maximum amount you can withdraw is the amount that would leave a Cash Surrender Value of $5,000; and


       - if a partial withdrawal request would reduce the amount in a Subaccount or a guaranteed interest account below $500, we will treat it as a request for a full withdrawal of the amount in that Subaccount or guaranteed interest account.

We will withdraw the amount you request as of the business day on which we receive your request at our Administrative Office, provided that we receive your request at the Administration Office before the close of our business day, usually 4:00 p.m. Eastern Time. If we receive your request at the Administrative Office after the close of our business day, we will make the withdrawal as of the next business day. We will deduct any applicable surrender charge and premium tax from, and apply any applicable Market Value Adjustment to, the amount of your withdrawal request. We reserve the right to change its minimum partial withdrawal amount requirements.

You may specify the amount to be withdrawn from certain Subaccounts or guaranteed interest accounts. If you do not provide this information to us, we will withdraw proportionately from the Subaccounts and the guaranteed interest accounts in which you are invested. If you do provide this information to us, but the amount in the designated Subaccounts and/or guaranteed interest account is inadequate to comply with your withdrawal request, we will first withdraw from the specified Subaccounts and the guaranteed interest accounts. The remaining balance will be withdrawn proportionately from the other Subaccounts and guaranteed interest accounts in which you have value. A MARKET VALUE ADJUSTMENT WILL APPLY TO ANY AMOUNTS YOU WITHDRAW FROM THE GUARANTEED INTEREST ACCOUNTS BEFORE THE EXPIRATION DATE OF THE ACCOUNT.


Any partial or systematic withdrawal may be included in the owner's gross income in the year in which the withdrawal occurs, and may be subject to federal income tax (including a penalty tax equal to 10% of the amount treated as taxable income). The Internal Revenue Code restricts certain distributions under Tax-Sheltered Annuity Plans and other qualified plans. See "Federal Tax Status."

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest in a variable annuity policy issued under the ORP only upon: 1) termination of employment in the Texas public institutions of higher education; 2) retirement; or 3) death. Accordingly, a participant in the ORP, or the participant's estate if the participant has died, will be required to obtain a certificate of termination from the employer or a certificate of death before Policy Values can be withdrawn or surrendered.

AUTOMATIC TERMINATION


We may pay you the Cash Surrender Value and terminate the Policy if, before the Annuity Date, you have not paid any premiums for at least two years and the Policy Value is less than $5,000.


We will mail you a notice of our intention to terminate the Policy at least six months in advance. The Policy will automatically terminate on the date specified in the notice unless we receive an additional premium before such date. This additional premium must be at least the minimum amount specified in "Additional Premium."

--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------

Only one payment on death will be payable under this Policy. Once we make a payment on the death of an owner or annuitant, the Policy will terminate.

NOTIFICATION OF DEATH


The death of any person who is an annuitant or an owner must be reported to us immediately, and we will require Due Proof of Death. We will pay the proceeds based upon the date we receive the due proof of death, the beneficiary's' payment instructions, and the applicable tax identification information of the person(s) or entity(ies) receiving the proceeds. In the case of death after the Annuity Date, we are entitled to immediately recover, and are not responsible for, any mispayments made because of a failure to notify us of any such death.


PAYMENT ON DEATH OF LAST SURVIVING ANNUITANT BEFORE THE ANNUITY DATE

If the last surviving annuitant dies before the Annuity Date, we will pay the Death Benefit to the beneficiary as follows:


         If we receive Due Proof of Death during the first five Policy years, the Death Benefit is the greater of:

       1. the premiums paid, less any partial withdrawals, surrender charges and premium taxes due, and adjusted for any prior Market Value Adjustments; or
       2.  the Policy Value on the date we receive Due Proof of Death.

     If we receive Due Proof of Death after the first five Policy years, the Death Benefit is the greatest of:

       1.  item "1" above;
       2.  item "2" above; or
       3. the greatest Policy Value on any 5-Year-Policy anniversary occurring before the date we receive Due Proof of Death. This value will be reduced by any partial withdrawals, surrender charges and taxes due, increased by any premiums paid and Persistency Bonuses credited, and adjusted for any Market Value Adjustments since the 5-Year-Policy anniversary with the greatest value. The 5-Year-Policy Anniversaries (5, 10, 15, 20, etc.) are measured from the Policy Date.


If, on the Policy Date, any annuitant has reached age 81, the death benefit is the greater of items "1" or "2" above.

Any applicable premium taxes will be deducted from any payments of the Death Benefit.

Subject to certain restrictions, the beneficiary may elect to receive the Death Benefit in one of the following ways:

       -   in a lump sum;

       -   as an annuity; or

       -   in any other manner required or permitted by law and approved by us.

The Death Benefit may be taxable. See "Federal Tax Status." The Policy ends when we pay the Death Benefit.

PAYMENT ON DEATH OF ANY OWNER BEFORE THE ANNUITY DATE

If any owner dies before the Annuity Date, then the following applies:


    - If you (the deceased owner) were not the last surviving annuitant and we receive due proof of your death, payment instructions and applicable tax identification information of the person(s) or entity(ies) receiving the proceeds before the Annuity Date, we will pay the beneficiary the Policy Value as of the date we receive Due Proof of your Death.

    - If you (the deceased owner) were the last surviving annuitant and we receive due proof of your death, payment instructions and applicable tax identification information of the person(s) or entity(ies) receiving the proceeds before the Annuity Date, we will pay the beneficiary the amount described above in "Payment on Death of Last Surviving Annuitant."


Any such distributions will conform to applicable federal tax requirements described below in "Payments on Death of Any Owner." We will deduct any applicable premium tax from the proceeds, unless we deducted the tax from the premiums when paid. The payment of proceeds will have federal income tax consequences. See "Federal Tax Status."

PAYMENTS ON DEATH OF AN OWNER ON OR AFTER THE ANNUITY DATE


If any owner dies on or after the Annuity Date, but before all proceeds payable under the Policy have been distributed, we will continue payments to the designated payee under the payment option in effect on the date of the deceased owner's death.


PAYMENTS ON THE DEATH OF ANY OWNER


Federal tax law requires that if any owner dies before the Annuity Date, then the entire interest in the Policy must be distributed to the beneficiary(ies) as follows:


       -   within five years of an owner's death; or


       - over the life of the beneficiary (or a period not extending beyond the life expectancy of that beneficiary), with payments beginning within one year of the owner's death.


A new settlement agreement will be drawn up and the original Policy will terminate. The payments under this agreement will be fixed and guaranteed. If you have named two or more beneficiaries, then the provisions of this section shall apply independently to each beneficiary.


However, if your spouse is the sole beneficiary at the time of your (the deceased owner's) death, the spouse may elect to continue the Policy. If this occurs and you were the only annuitant, your spouse will become the annuitant. If thereafter the only surviving annuitant is your spouse, we will pay a death benefit on the death of the surviving spouse.

If any owner is not an individual, the death or change of any annuitant will be treated as the death of an owner, and we will pay the beneficiary the Cash Surrender Value.

In all events, the foregoing procedures will be construed in a manner consistent with Section 72(s) of the Internal Revenue Code of 1986, as amended. If anything in the Policy conflicts with the foregoing, this prospectus will control.

--------------------------------------------------------------------------------
                                FEES AND CHARGES
--------------------------------------------------------------------------------

SURRENDER CHARGE

We deduct a surrender charge if you withdraw all or part of your Policy Value while surrender charges are in effect, including on annuitization under the Policy.

This charge reimburses us for expenses relating to the sale of the Policy, including broker-dealer compensation, printing sales literature, advertising costs and costs of crediting the Bonus Credit, Persistency Bonus, and Annuitization Bonus. We expect to profit from this charge.

We calculate the surrender charge from the date you made the premium payment being withdrawn. The surrender charge will vary depending on the number of years since you paid the premium payment, as shown in the following chart:


                           POLICY YEARS SINCE                           SURRENDER
                           ------------------                           ---------
                            PREMIUM WAS PAID                             CHARGE
                            ----------------                             ------
                                   1............................           8%
                                   2............................           8%
                                   3............................           7%
                                   4............................           7%
                                   5............................           6%
                                   6............................           5%
                                   7............................           4%
                                   8............................           3%
                                   Greater than 8...............          None


Any surrender charge will be deducted from the amount withdrawn that is deemed to be premium. The Bonus Credit and Persistency Bonus are not subject to surrender charges.

The amount withdrawn is deemed to be taken first from any investment earnings in the Subaccounts, then from Bonus Credits and Persistency Bonuses, if any, then from any interest earnings in the fixed account that are available at the time we receive the withdrawal request, then from premium payments, starting with the oldest premium paid.


Free Withdrawal Amount


We do not assess a surrender charge on the free withdrawal amount. The free withdrawal amount in any single Policy year is equal to:

       - 100% of investment earnings in the Subaccounts during the previous Policy year, plus 100% of interest earned in the fixed account during the previous Policy year; plus

       - 10% of premiums remaining that you paid into the Policy up to the date of the withdrawal request.*

In any Policy year, the free withdrawal amount must either be withdrawan in a single request or withdrawn using the Systematic Withdrawal Privilege.

We do not assess a surrender charge on amounts required to be withdrawn from a Qualified Policy, pursuant to the minimum required distribution rules under federal tax laws.

* No more than 10% of the remaining premium may be withdrawn in a single Policy year, even if you have not withdrawn the maximum amount in previous years. We will make withdrawals first from the oldest premiums paid. The initial premium Bonus Credit and the Persistency Bonus are not subject to surrender charges.

Sales to Groups and to Affiliates

The amount of surrender charges may be reduced or eliminated when some or all of the policies are to be sold to an individual or a group of individuals in such a manner that results in savings of sales and/or administrative expenses. Such charge also may be eliminated when a Policy is issued to an officer, director, employee, registered representative or relative thereof of: the Company; The Canada Life Assurance Company; Canada Life Insurance Company of New York; J. &
W. Seligman & Co. Incorporated; any selling broker-dealer; or any of their affiliates. In no event will reduction or elimination of the surrender charge be permitted where such reduction or elimination will be discriminatory to any person.

Terminal Illness and Nursing Home Confinement Waivers

When the Policy has been in effect for one year, surrender charges and any applicable Market Value Adjustment will be waived on any partial withdrawal or surrender after you provide us written evidence, satisfactory to us and signed by a qualified physician, that:

       -   you are terminally ill, provided that:

            - your life expectancy is not more than 12 months, given the severity and nature of the terminal illness; and

            - the diagnosis of the terminal illness was made after the Policy Date of this Policy.

                                       OR

       - you are or have been confined to a hospital, nursing home or long-term care facility for at least 90 consecutive days, provided that:

            - confinement is for medically necessary reasons at the recommendation of a physician;

            - the hospital, nursing home or long-term care facility is licensed or otherwise recognized and operating as such by the proper authority in the state where it is located and satisfactory evidence of such status is provided to us; and

            - we receive your withdrawal or surrender request at the Administrative Office no later than 91 days after the last day of your confinement.

TRANSFER FEE


There is no limit to the number of transfers that you can make between Subaccounts or the guaranteed interest accounts. The first 12 transfers during each Policy year are currently free. We currently assess a $25 transfer fee for the 13th and each additional transfer in a Policy year. A transfer request (including mailed, faxed and telephone requests) is considered to be one transfer, regardless of the number of Subaccounts or guaranteed interest accounts affected by the request. The processing fee will be deducted proportionately from the receiving Subaccounts and/or guaranteed interest accounts. The $25 transfer fee is waived when you use the Intouch(R) Voice Response System, Automatic Portfolio Rebalancing, and dollar cost averaging programs.


MORTALITY AND EXPENSE RISK CHARGE

We assess an annual mortality and expense risk charge, deducted at each Valuation Period from the assets of each Subaccount. This charge:

       - is an annual rate of 1.40% of the average daily value of the net assets in each Subaccount;

       - is assessed during the accumulation period, but is not charged after the Annuity Date.

The mortality risk is the risk that annuitants may live for a longer period of time than we estimated when we established our guarantees in the Policy. Each annuitant is assured that neither his or her longevity, nor an improvement in life expectancy generally, will have any adverse effect on the annuity payments received under the Policy. The mortality risk also arises from our obligation to pay a Death Benefit if the last surviving annuitant dies before the Annuity Date. No surrender charge is assessed against the payment of the Death Benefit, which also increases the mortality risk.

The expense risk we assume is the risk that the surrender charges, daily administration fee, and transfer fees may be insufficient to cover our actual future expenses.

If the mortality and expense charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing the Bonus Credit, the Persistency Bonus, and the Annuitization Bonus under the Policy.

DAILY ADMINISTRATION FEE

At each Valuation Period, we deduct a daily administration fee at an annual rate of 0.15% from the assets of each Subaccount. The fee is assessed during the accumulation period only, and is not charged after the Annuity Date. This daily administration fee relates to administrative costs under the Policies.

PORTFOLIO FEES AND CHARGES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 2000, these charges ranged from 0.28% to 1.81% annually. Some portfolios deduct 12b-1 fees and service fees. These fees and charges will reduce the value of your investment in the Subaccounts. See the Fee Table in this Prospectus and the prospectuses for the portfolios.

We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation is based on the value of portfolio shares held for the Contracts and may be significant. We may also receive a portion of the 12b-1 fees deducted from portfolio assets as reimbursement for administration or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

TAXES

We will incur premium taxes in some jurisdictions relating to the Policies. Depending on the jurisdiction, we deduct any such taxes from either from your premiums when paid; from your Policy Value on surrender, partial withdrawal, or annuitization, or on any payment upon death of an owner or last surviving annuitant.

When any tax is deducted from the Policy Value, it will be deducted proportionately from the Subaccounts and the guaranteed interest accounts in which you are invested.

We reserve the right to charge or provide for any taxes levied by any governmental entity, including taxes that are levied against or attributable to premiums, Policy Values or annuity payments; or taxes that we incur which are attributable to investment income, capital gains retained as part of our reserves under the policies, or from the establishment or maintenance of the Variable Account.

--------------------------------------------------------------------------------
                             ANNUITY PAYMENT OPTIONS
--------------------------------------------------------------------------------

When the payout period begins, the annuitant will receive a steady stream of annuity payments from the money you have accumulated under your Policy. The Policy will end and the payout period will begin on the Annuity Date. We require the surrender of your Policy so that we may issue a supplemental policy for the applicable payment option. The supplemental policy will name who will receive the annuity payments and describe when the annuity payments will be made. You may annuitize at any time.

ANNUITY DATE

If you own a non-qualified Policy, you may select the Annuity Date on which annuity payments will begin. We will start annuity payments to the annuitant on the Annuity Date shown in your Policy, unless you change the date. You may change your Annuity Date if:

       - we receive written notice at our Administrative Office at least thirty days before the current Annuity Date;

       - you request an Annuity Date that is at least thirty days after we receive your written notice; and

       - the Annuity Date is no later than the first day of the month after the annuitant's 100th birthday.

For Qualified Policies purchased in connection with qualified plans under Code sections 401(a), 401(k), 403(b) and 457, minimum distributions in the form of partial withdrawals or annuity payments must begin no later than April 1 of the calendar year following the later of the year in which you (a) reach 70 1/2 or
(b) retire, and the payment must be made in a specified form or manner. If you are a "5 percent owner," as defined in the Code, or the Policy is purchased in connection with an IRA that satisfies Code section 408, minimum distributions must begin no later than the date you reach 70 1/2. Roth IRAs under Code section 408A do not require distributions during your lifetime.

ANNUITY PAYOUT OPTIONS

The payout plan you select will affect the dollar amount of each annuity payment you receive. You may elect, revoke or change a payment option at any time before the Annuity Date and while the annuitant(s) is/are living.

If an election is not in effect at the last surviving annuitant's death, or if payment is to be made in one lump sum under an existing election, the beneficiary may elect one of the payment options, provided that the election is made within one year of the last surviving annuitant's death and before any annuity payment has been made.

You may elect, change or revoke your choice of payment option by sending a written notice, accompanied by the written consent of any irrevocable beneficiary or assignee, to our Administrative Office at least 30 days before the Annuity Date.

We will generally apply the Cash Surrender Value (plus the Annuitization Bonus if you have been in the Policy for a minimum of one year) to Payment Option 1:
Life Income with Payments for 10 Years Certain (described below). However, if you have an election on file at our Administrative Office to receive another mutually agreed upon payment option (Payment Option 2), we will honor that election.

You may not elect a payment option, and we will pay the proceeds in one lump sum, if either of the following conditions exists:

       1.  the amount to be applied under the option is less than $1,000; or
       2.  any periodic payment under the election would be less than $ 100.

DESCRIPTION OF PAYMENT OPTIONS

Payment Option 1:  Life Income With Payments for 10 Years Certain


We will pay the proceeds in equal amounts each month, quarter, or year during the annuitant's lifetime or for 10 years, whichever is longer. We will make the first payment on a specified day of the month immediately following the Annuity Date. Subsequent payments shall be made on any day of the month, except the 29th, 30th or 31st.

If, when the person entitled to receive annuity payments dies, we have made annuity payments for less than ten years, we will continue to make annuity payments to the successor payee for the remainder of the ten-year period. The payment for each $1,000 of Cash Surrender Value used to purchase the payment option will at least equal that shown in the "Table of Payments" attached to the Policy form.


Payment Option 2:  Mutual Agreement

We will pay the proceeds according to other terms that you and we agree upon.

DETERMINING THE AMOUNT OF YOUR ANNUITY PAYMENT

We will use the Cash Surrender Value on the Annuity Date to calculate the annuity payments under the payment option you select. If you have owned the Policy for one year, we will add an Annuitization Bonus equal to 1.00% of the Cash Surrender Value to the amount we use to calculate the annuity payments.

For Qualified Policies, distributions must satisfy certain requirements specified in the Code.

On the Annuity Date you may choose to receive the Cash Surrender Value plus the Annuitization Bonus in a lump sum payment. If you select Payment Option 1, we will determine the amount of each annuity payment using the "Table of Payments" attached to your Policy form.

The amount of each payment depends upon:

       -   the form and duration of the payout plan you choose;

       - the age of the annuitant (determined from the annuitant's birthday nearest the due date of the first annuity payment);

       -   the gender of the annuitant (where applicable);

       -   the Cash Surrender Value at the time you elect the payment option;

       -   the Annuitization Bonus; and

       - the interest rate (3.0% minimum) in effect at the time you elect the payment option.

The amount of each payment will vary according to the frequency of the payments and the length of the period during which we make the payments. The more frequently the payments are made, the lower the amount of each payment. For example, with all other factors being equal, payments made monthly will be lower than payments made annually. The longer the period during which payments are made, the lower the amount of each payment. For example, with all other factors being equal, payments guaranteed for twenty years will be lower than payments guaranteed for ten years.

--------------------------------------------------------------------------------
                            YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

YIELDS

From time to time, we may advertise yields, effective yields, and total returns for the Subaccounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Subaccount may, from time to time, advertise performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding portfolios of the funds. The funds' performance reflects the funds' expenses. See the attached prospectuses for the funds for more information.

The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified 7-day period. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

TOTAL RETURNS


Standardized Average Annual Total Return. The standardized average annual total return quotations of a Subaccount represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods for which standardized average annual total return quotations are provided. Standardized average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning of the measuring period to the end of that period, 1, 5 and 10 years or since the Variable Account first invested in the portfolio. Standardized average annual total return reflects all historic investment results of the portfolio, the crediting of the initial premium Bonus Credit of 4% and any Persistency Bonus, and the deduction of all charges and deductions under the Policy (including the mortality and expense risk charge, the daily administrative fee, and any surrender charge that would apply if a owner terminated the Policy at the end of each period indicated, but excluding any deductions for premium taxes).

Other Total Returns. We may, in addition, advertise performance information computed on a different basis.

    1) Non-standardized Average Annual Total Return. We may present non-standardized average annual total return information computed on the same basis as described above, except deductions will not include the surrender charge, the initial premium Bonus Credit, or any Persistency Bonus. This presentation assumes that the investment in the Policy persists beyond the period when the surrender charge applies, consistent with the long-term investment and retirement objectives of the Policy.

    2) Adjusted Historic Portfolio Average Annual Total Return. We may present nonstandardized "adjusted" average annual total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Policy. Such adjusted historic portfolio performance includes data that precedes the dates when the Variable Account first invested in the underlying portfolio. This data is designed to show the performance that would have resulted if the Variable Account had been invested in the underlying portfolio since the portfolio's inception.

INDUSTRY COMPARISON

We may compare the performance of each Subaccount in advertising and sales literature to the performance of other variable annuity issuers in general. We may also compare the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. (Lipper) and the Variable Annuity Research Data Service (VARDS) are independent services which monitor and rank the performances of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Other services or publications may also be cited in our advertising and sales literature.

Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analysis prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk-adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

We may also compare the performance of each Subaccount in advertising and sales literature to the Standard & Poor's composite index of 500 common stocks, a widely used index to measure stock market performance. This unmanaged index does not reflect any "deduction" for the expense of operating or managing an investment portfolio. We may also make comparison to Lehman Brothers Government/Corporate Bond Index, an index that includes the Lehman Brothers Government Bond and Corporate Bond Indices. These indices are total rate of return indices. The Government Bond Index includes the Treasury Bond Index (public obligations of the U.S. Treasury) and the Agency Bond Index (publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate debt guaranteed by the U.S. Government). The Corporate Bond Index includes publicly issued, fixed rate, nonconvertible investment grade dollar-denominated, SEC registered corporate debt. All issues have at least a one-year maturity, and all returns are at market value inclusive of accrued interest. Other independent indices such as those prepared by Lehman Brothers Bond Indices may also be used as a source of performance comparison.

We may also compare the performance of each Subaccount in advertising and sales literature to the Dow Jones Industrial Average, a stock average of 30 blue chip stock companies that does not represent all new industries. Other independent averages such as those prepared by Dow Jones & Company, Inc. may also be used as a source of performance comparison. Day to day changes may not be reflective of the overall market when an average is composed of a small number of companies.

TAX DEFERRAL CHARTS

We may also distribute sales literature or other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, charts or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Policy (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis where allowed by state law. All income and capital gains derived from Subaccount investments are reinvested and compound tax-deferred until distributed. Such tax-deferred compounding can result in substantial long-term accumulation of assets, provided that the investment experience of the underlying portfolios of the funds is positive.

--------------------------------------------------------------------------------
                               FEDERAL TAX MATTERS
--------------------------------------------------------------------------------


The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy.

When you invest in an annuity Policy, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. If you invest in a variable annuity as part of a pension plan or employer-sponsored retirement program, your Policy is called a Qualified Policy. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Policy. The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan.


TAXATION OF NON-QUALIFIED POLICIES


Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Policy, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Policy (generally, the premiums or other consideration paid for the Policy) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Policies owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Policy occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the Policy (generally, the premiums or other consideration paid for the Policy, reduced by any amount previously distributed from the Policy that was not subject to tax) at that time. The account value immediately before a withdrawal may have to be increased by any positive Market Value Adjustments calculated at the time of withdrawal. There is, however, no definitive guidance on the proper tax treatment of Market Value Adjustments, and you may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. In the case of a surrender under a Non-Qualified Policy, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the Policy.

Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Policy, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

       -   made on or after the taxpayer reaches age 59 1/2;

       -   made on or after the death of an owner;

       -   attributable to the taxpayer's becoming disabled; or

       - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Policy. You should consult a tax adviser with regard to exceptions from the penalty tax.

Bonuses. The Bonus Credit, Persistency Bonus and Annuitization Bonus are not part of your original investment in the Policy. Therefore any amount of any credit or bonus is taxed in the same manner as earning on the Policy and generally taxed when you take money out of the Policy.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity Policy, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Policy ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Policy has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Policy because of your death or the death of the last surviving annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Policy. A transfer or assignment of ownership of a Policy, the designation of an annuitant, the selection of certain maturity dates, or the exchange of a Policy may result in certain tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Policies. All non-qualified deferred annuity Policies that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity Policy for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

Further Information. We believe that the Policies will qualify as annuity Policies for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Policies."

TAXATION OF QUALIFIED POLICIES

The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Policy may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Policy. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Policy comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of a specified annual amount or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The Internal Revenue Service has not reviewed the Policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the Death Benefit provision in the Policy comports with IRA qualification requirements.

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to a specified annual amount. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Policy is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Policy. The Policy includes a Death Benefit that in some cases may exceed the greater of the premium payments or the account value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Policy that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. The Death Benefit could be characterized as an incidental death benefit, the amount of which is limited in any Code Section 403(b) annuity Policy. Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

Section 457 Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Policy can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

Other Tax Issues. Qualified Policies have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

Distributions from Qualified Policies generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a) and 403(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution to an employee from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

We have the right to modify the Policy in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Policy owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

--------------------------------------------------------------------------------
                            DISTRIBUTION OF POLICIES
--------------------------------------------------------------------------------

Canada Life of America Financial Services, Inc. (CLAFS) serves as the principal underwriter of the Policies for the Variable Account. CLAFS, our wholly owned subsidiary and a Georgia corporation organized on January 18, 1988, is registered with the SEC under the Securities Exchange Act of 1934 (1934 Act) as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. CLAFS' principal business address is 6201 Powers Ferry Road, NW, Atlanta, Georgia.


Sales of the Policies will be made by registered representatives of broker/dealers registered under the 1934 Act and authorized by CLAFS to sell the Policies. Such registered representatives will be licensed insurance agents appointed with our Company and authorized by applicable law to sell variable annuity policies. CLAFS will pay distribution compensation to selling broker/dealers in varying amounts that, under normal circumstances, is not expected to exceed 6.5% of premium payments under the Policies. [?IS THE 6.5% FIGURE STILL ACCURATE?]

Under our distribution agreement with CLAFS, we may pay the following sales expenses: general agent and agency manager's compensation; agents' training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Policies. We also pay for CLAFS's operating and other expenses. We pay sales commissions to broker-dealers having a selling agreement with CLAFS, and/or to broker-dealers having a selling agreement with those broker-dealers, for the sale of the Policies by their registered persons. We pay commissions to such broker-dealers on behalf of their registered representatives; these broker-dealers may retain a portion of the commissions. We may pay additional compensation to these broker-dealers pursuant to promotional contracts and/or reimburse them for portions of Policy sales expenses. Their registered representatives may receive a portion of the expense reimbursement allowance paid to these broker-dealers.


Because registered representatives who sell the Policies are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sales of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, CLAFS may also reimburse certain sales and marketing expenses, pay promotional agent fees for providing marketing support for the distribution of the Policies, or pay other forms of special compensation to selling broker-dealers.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policies, including other incentives or payments, are not charged to Owners or the Variable Account.

The Policies will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue this offering at any time.

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

OTHER POLICY PROVISIONS

Owner

During any annuitant's lifetime and before the Annuity Date, you have all of the ownership rights and privileges granted by the Policy. If you appoint an irrevocable beneficiary or assignee, then your rights will be subject to those of that beneficiary or assignee.


During any annuitant's lifetime and before the Annuity Date, you may name, change or revoke an owner(s), or beneficiary(ies) or person entitled to receive payments under the Policy, by giving us written notice. We must approve any change of owner(s). You will not be able to add or change any annuitant after your contract is issued.

A change of any owner may result in resetting the Death Benefit to an amount equal to the Policy Value as of the date of the change.

Change of any owner may have tax consequences. You should consult a tax adviser before changing an owner of the Policy.


With respect to Qualified Policies generally, however:

       -   the Policy may not be assigned (other than to us);

       -   joint ownership is not permitted; and

       -   the owner or plan participant must be the annuitant.

Beneficiary

We will pay the beneficiary any proceeds payable on the death of any owner or the death of the last surviving annuitant. During any annuitant's lifetime and before the Annuity Date, you may name and change one or more beneficiaries by giving us written notice. However, we will require written notice from any irrevocable beneficiary or assignee specifying their consent to the change.

We will pay the proceeds under the beneficiary appointment in effect at the date of death. If you have not designated otherwise in your appointment, the proceeds will be paid to the surviving beneficiary(ies) equally. If no beneficiary's living when you or the last surviving annuitant dies, or if none has been appointed, the proceeds will be paid to you or your estate.

Assignment

You may assign a Nonqualified Policy or an interest in it at any time before the Annuity Date and during any annuitant's lifetime. Your rights and the rights of any beneficiary will be affected by an assignment. An assignment must be in a written notice acceptable to us. It will not be binding on us until we receive and file it at our Administrative Office. We are not responsible for the validity of any assignment.


An assignment of a Nonqualified Policy may result in certain tax consequences to the owner. See "Transfers, Assignment or Exchanges of a Policy."


Age and Survival of Annuitant

We have the right to require proof of age of the annuitant(s) before making any payment. When any payment depends on the annuitant's survival, we will have the right, before making the payment, to require proof satisfactory to us that the annuitant is alive.

Modification


Upon notice to you, we may modify the Policy or change your Policy Details page, but only if such modification:


       - is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which we are subject; or

       - is necessary to assure continued qualification of the Policy under the Code or other federal or state laws relating to retirement annuities or variable annuity policies; or

       - is necessary to reflect a change in the operation of the Variable Accounts; or

       - provides additional Variable Account and/or fixed accumulation options.

In the event of any such modification, we may make any appropriate endorsement to the Policy.

Written Notice

Written notice must be signed and dated by you. It must be of a form and content acceptable to us. Your written notice will not be effective until we receive and file it. However, any change provided in your written notice will be effective as of the date you signed the written notice:

       - subject to any payments or other actions we take prior to receiving and filing your written notice; and

       - whether or not you or the last surviving annuitant is alive when we receive and file your written notice.

PERIODIC REPORTS

We will mail you a report showing the following items about your Policy: the number of units credited to the Policy and the dollar value of a unit; the Policy Value; any premiums paid, withdrawals, and charges assessed since the last report; and any other information required by law.

The information in the report will be as of a date not more than two months before the date of the mailing. We will mail the report to you at least annually, or more often as required by law, and to your last address known to us.

We will also send to you confirmations of each financial transaction, such as premium payments, transfers, partial withdrawals and surrenders.

POSTPONEMENT OF PAYMENT

We will usually pay any surrender, partial withdrawal or death benefit within seven calendar days after we receive all required information at the Administrative Office.

However, we may suspend or postpone payments during any period when:

            - the New York Stock Exchange is closed, other than customary weekend and holiday closings;

            - trading on the New York Stock Exchange is restricted as determined by the SEC;

            - the SEC, by an order, permits the postponement for the protection of Owners; or

            - the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

We have the right to defer payment of any partial withdrawal, cash surrender, or transfer from the fixed account for up to six months from the date we receive your written notice for a withdrawal, surrender or transfer.

INTEREST ON PROCEEDS

We will pay interest on proceeds if we do not pay the proceeds in a single sum or begin paying the proceeds under a payment option:

       -   within 30 days after the proceeds become payable; or

       - within the time required by the applicable jurisdiction, if less than 30 days.

This interest will accrue from the date the proceeds become payable to the date of payment, but not for more than one year, at an annual rate of 3%, or at the rate and for the time required by law, if greater.

STATE VARIATIONS

Any state variations in the Policy are covered in a special policy form for use in that state. This Prospectus provides a general description of the Policy. Your actual policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your policy and its endorsements and riders, if any, contact our Administrative Office.

LEGAL PROCEEDINGS

Certain of our affiliates are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.

VOTING RIGHTS

We are the legal owner of the portfolio shares held in the Subaccounts. However, when a portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other Policy owners as to how we should vote the portfolio shares held in the Subaccounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.

When we solicit your vote, the number of votes you have will be calculated separately for each Subaccount in which you have an investment. The number of your votes is based on the net asset value per share of the portfolio in which the Subaccount invests. It may include fractional shares. Before the Annuity Date, you hold a voting interest in each Subaccount to which the Policy Value is allocated. After the Annuity Date, you do not hold any voting rights in the portfolios. If you have a voting interest in a Subaccount, you will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that Subaccount invests.

If we do not receive timely voting instructions for portfolio shares or if we own the shares, we will vote those shares in proportion to the voting instructions we receive. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter.

INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Canada Life Insurance Company of America is a member of the Insurance Marketplace Standards Association (IMSA) and as such may include the IMSA logo and information about IMSA membership in its advertisements and sales literature. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuity products.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Our balance sheets as of December 31, 2000 and 1999, and the related statements of operations, capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000, as well as the Report of Independent Auditors, are contained in the Statement of Additional Information. The Variable Account's statement of net assets as of December 31, 2000, and the related statements of operations and changes in net assets for the periods indicated therein, as well as the Report of Independent Auditors, are contained in the Statement of Additional Information.

The financial statement of the Variable Account are not fully representative of the Subaccounts listed in this prospectus because the Subaccounts deducting Variable Account Annual Expenses of 1.55% had not begun operations on December 31, 2000.

The financial statements of the Company included in the Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------

ACCUMULATION PERIOD: The period that begins on the Policy Date and ends on the earliest of the Annuity Date, the date the Cash Surrender Value is paid, or the date any proceeds are paid upon death of an owner or the last surviving annuitant.

ADMINISTRATIVE OFFICE: Our office at the address shown on page 1 of the Prospectus. This is our mailing address.


ANNUITANT(s): Any natural person(s) whose life is used to determine the duration of any payments made under a payment option involving a life contingency. The owner may not change the annuitant once the Policy is issued. The term annuitant(s) also includes any joint annuitant(s), a term used solely to refer to more than one annuitant. There is no other distinction between the terms annuitant(s) and joint annuitant(s). A joint annuitant is not allowed under a Qualified Policy and any designation of a joint annuitant under a Qualified Policy will be of no effect.


ANNUITY DATE: The date when the proceeds will be paid under an annuity payment option or on the first day of the month after any annuitant reaches age 100, whichever occurs first.

BENEFICIARY(IES): The person(s) you name to whom we will pay the proceeds payable on the death of any owner or on the death of the last surviving annuitant during the accumulation period.

BUSINESS DAY (OR VALUATION DAY): Each day the New York Stock Exchange is open for trading. We are open for business on each business day.

CASH SURRENDER VALUE: The Policy Value less any applicable surrender charge, less any premium taxes due, and adjusted for any Market Value Adjustment.


DUE PROOF OF DEATH: Proof of death that is satisfactory to us. Such proof may consist of: 1) a certified copy of the death certificate; or 2) a certified copy of the decree of a court of competent jurisdiction as to the finding of death. Due proof of death must also include the beneficiary's payment instructions and the applicable tax identification information of the person(s) or entity(ies) receive the death benefit proceeds.


FIXED ACCOUNT: Part of our general account that is divided into sections called guaranteed interest accounts. We credit a guaranteed interest rate for a specified duration to amounts in the guaranteed interest accounts. The fixed account is not participating in the investment performance of the Subaccounts.

FUND: an investment company listed on the cover of this prospectus. This Policy allows you to invest in certain investment portfolios of the funds.

GUARANTEED INTEREST PERIOD: A specific number of years for which we agree to credit a particular effective annual rate of interest to amounts allocated to a guaranteed interest account. We currently offer guaranteed interest periods of one, three, five, seven and ten years.

GUARANTEED INTEREST RATE: The applicable effective annual rate of interest that we will credit to amounts in a guaranteed interest account. The guaranteed interest rate will be at least three percent per year.

LAST SURVIVING ANNUITANT(s): The annuitant(s) or joint annuitant(s) that survives the other.

MARKET VALUE ADJUSTMENT: A positive or negative adjustment we will apply if you surrender, withdraw, transfer or annuitize any of your Policy Value held in a guaranteed interest account before the end of its guaranteed interest period.

NONQUALIFIED POLICY: A Policy that is not a "qualified" Policy under the Internal Revenue Code of 1986, as amended.

OWNER(s): The individual(s), trust(s), corporation(s), or any other entity(ies) entitled to exercise ownership rights and privileges under the Policy. The term owner(s) also includes any joint owner(s), a term used solely for the purpose of referring to more than one owner. There is no other distinction between the terms owner(s) and joint owner(s).


PERSISTENCY BONUS CREDITING DATE: The sixth Policy month after a Policy anniversary, beginning with the eighth Policy anniversary.

POLICY DATE:  The date the Policy goes into effect.

POLICY VALUE: The sum of the amounts you have accumulated under the Policy. It is equal to the money you have under the Policy in the Subaccounts and in the guaranteed interest accounts of the fixed account.

POLICY YEARS, MONTHS, AND ANNIVERSARIES: Start on the same month and day as the Policy Date.


PREMIUM: The premium(s) paid less any premium tax deducted in the year the premium is paid.

QUALIFIED POLICY: A Policy issued in connection with plans that receive special federal income tax treatment under Sections 401, 403(a), 403(b), 408, 408A, or 457 of the Code.

SUBACCOUNT: A division of the Variable Account for which accumulation units are separately maintained. Each Subaccount invests exclusively in shares of a single portfolio of a fund.

SURRENDER:  The termination of the Policy at the option of the owner.

UNIT: A measurement we use to calculate Subaccount values before the Annuity
Date.

VALUATION PERIOD: The period beginning at the close of business on a business day and ending at the close of business on the next succeeding business day. The close of business is when the New York Stock Exchange closes (usually at 4:00 P.M. Eastern Time).

VARIABLE ACCOUNT: Canada Life of America Variable Annuity Account 1, a separate investment account established to receive and invest premium payments not allocated to the fixed account. Assets in the Variable Account are not part of our general account. The Variable Account is divided into Subaccounts, each of which invests in shares of a single portfolio of a fund.

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION - TABLE OF CONTENTS
--------------------------------------------------------------------------------


ADDITIONAL POLICY PROVISIONS.............................................................................................
     Contract............................................................................................................
     Incontestability....................................................................................................
     Misstatement Of Age or Sex..........................................................................................
     Currency............................................................................................................
     Place Of Payment....................................................................................................
     Non-Participation...................................................................................................
     Our Consent.........................................................................................................

TAX STATUS OF THE POLICY.................................................................................................
     Diversification Requirements........................................................................................
     Owner Control.......................................................................................................
     Required Distributions..............................................................................................

SERVICE FEES.............................................................................................................

PRINCIPAL UNDERWRITER....................................................................................................

CALCULATION OF YIELDS AND TOTAL RETURNS..................................................................................
     Money Market Yields.................................................................................................
     Other Subaccount Yields.............................................................................................
     Total Returns.......................................................................................................
         A.   Standardized "Average Annual Total Returns"................................................................
         B.   Nonstandardized "Average Annual Total Returns".............................................................

SAFEKEEPING OF ACCOUNT ASSETS............................................................................................

STATE REGULATION.........................................................................................................

RECORDS AND REPORTS......................................................................................................

LEGAL MATTERS............................................................................................................

EXPERTS..................................................................................................................

OTHER INFORMATION........................................................................................................

FINANCIAL STATEMENTS.....................................................................................................

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
           ADMINISTRATIVE OFFICE: 6201 POWERS FERRY ROAD, NW, ATLANTA,
                                  GEORGIA 30339
                              PHONE: (800) 905-1959

                                VARIFUND PLUS(R)
                       STATEMENT OF ADDITIONAL INFORMATION
                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1
                FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY POLICY

This Statement of Additional Information expands upon the subjects discussed in the prospectus for the Varifund Plus(R), a flexible premium variable deferred annuity policy (the Policy) offered by Canada Life Insurance Company of America. We use terms in this Statement of Additional Information that are defined in the current prospectus for the Policy.

This Statement of Additional Information is not a prospectus, and it should be read only in conjunction with the prospectuses for the Policy and the underlying funds. The funds are:

        THE ALGER AMERICAN FUND
        BERGER INSTITUTIONAL PRODUCTS TRUST
        THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
        DREYFUS VARIABLE INVESTMENT FUND
        FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
        GOLDMAN SACHS VARIABLE INSURANCE TRUST
        THE MONTGOMERY FUNDS III
        SELIGMAN PORTFOLIOS, INC.

The prospectus for the Policy is dated the same date as this Statement of Additional Information. You may obtain the prospectuses by writing or calling us at our address or phone number shown above.


The date of this Statement of Additional Information is December __, 2001.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS


ADDITIONAL POLICY PROVISIONS.........................................................................3
   Contract..........................................................................................3
   Incontestability..................................................................................3
   Misstatement Of Age or Sex........................................................................3
   Currency..........................................................................................3
   Place Of Payment..................................................................................3
   Non-Participation.................................................................................3
   Our Consent.......................................................................................3
TAX STATUS OF THE POLICIES...........................................................................4
   Diversification Requirements......................................................................4
   Owner Control.....................................................................................4
   Required Distributions............................................................................4
SERVICE FEES.........................................................................................4
PRINCIPAL UNDERWRITER................................................................................4
CALCULATION OF YIELDS AND TOTAL RETURNS..............................................................5
   Money Market Yields...............................................................................5
   Other Subaccount Yields...........................................................................6
   Total Returns.....................................................................................6
     A.  Standardized "Average Annual Total Returns".................................................6
     B.  Nonstandardized "Average Annual Total Returns"..............................................8
SAFEKEEPING OF ACCOUNT ASSETS........................................................................9
STATE REGULATION....................................................................................10
RECORDS AND REPORTS.................................................................................10
LEGAL MATTERS.......................................................................................10
OTHER INFORMATION...................................................................................10
FINANCIAL STATEMENTS................................................................................10

                          ADDITIONAL POLICY PROVISIONS

CONTRACT

The entire contract is made up of the Policy, the signed application for the Policy and any riders or endorsements. The statements made in the application are deemed representations and not warranties. We cannot use any statement in defense of a claim or to void the Policy unless it is contained in the application and a copy of the application is attached to the Policy at issue.

INCONTESTABILITY

Other than misstatement of age or sex (see below), We will not contest the Policy after it has been in force for two years from the date of issue of the Policy.

MISSTATEMENT OF AGE OR SEX

We will require proof of age and sex if the annuity payment involves a life contingency. If the age or sex of any annuitant has been misstated, we will pay the amount, which the proceeds would have purchased at the correct age or for the correct sex.

If we make an overpayment because of an error in age or sex, the overpayment plus interest at 3% compounded annually will be a debt against the Policy. If the debt is not repaid, future payments will be reduced accordingly.

If we make an underpayment because of an error in age or sex, any annuity payments will be recalculated at the correct age or sex, and future payments will be adjusted. The underpayment with interest at 3% compounded annually will be paid in a single sum.

CURRENCY

All amounts payable under the Policy will be paid in United States currency.

PLACE OF PAYMENT

All amounts payable by us will be payable at our Administrative Office at the address shown on page one of this Statement of Additional Information.

NON-PARTICIPATION

The Policy is not eligible for dividends and will not participate in our divisible surplus.

OUR CONSENT


If our consent is required, it must be given in writing. It must bear the signature, or a reproduction of the signature, of an authorized officer of the Company.

                           TAX STATUS OF THE POLICIES



Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity Policies.



DIVERSIFICATION REQUIREMENTS.



The Internal Revenue Code (Code) requires that the investments of each investment division of the separate account underlying the Policies be "adequately diversified" in order for the Policies to be treated as annuity Policies for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.



OWNER CONTROL.



In certain circumstances, owners of variable annuity Policies have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their Policies due to their ability to exercise investment control over those assets. When this is the case, the Policy owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Policies, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Policies do not give Owners investment control over separate account assets, we reserve the right to modify the Policies as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Policy.



REQUIRED DISTRIBUTIONS.



In order to be treated as an annuity Policy for Federal income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Policy to contain certain provisions specifying how your interest in the Policy will be distributed in the event of the death of an owner of the Policy. Specifically, section 72(s) requires that (a) if any owner dies on or after the Annuity Date, but prior to the time the entire interest in the Policy has been distributed, the entire interest in the Policy will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the Annuity Date, the entire interest in the Policy will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of a owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the Policy passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the Policy may be continued with the surviving spouse as the new owner.



The Non-Qualified Policies contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.



Other rules may apply to Qualified Policies.


                                  SERVICE FEES

We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation may range up to 0.25% and is based on the value of portfolio shares held for the Policy. We may also receive a portion of the 12b-1 fees and service fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

                              PRINCIPAL UNDERWRITER

Canada Life of America Financial Services, Inc. (CLAFS), an affiliate of Canada Life Insurance Company of America (CLICA), is the principal underwriter of the variable annuity Policies described herein. The offering of the Policies is continuous, and

CLICA does not anticipate discontinuing the offering of the Policies. However, CLICA does reserve the right to discontinue the offering of the Policies.


CLAFS received $3,645,763 in 2000, $5,102,487 in 1999, and $5,734,217 in 1998 as
commissions for serving as principal underwriter of the variable annuity policies issued by Canada Life Insurance Company of America. CLAFS did not retain any commissions in 2000, 1999 or 1998.


                     CALCULATION OF YIELDS AND TOTAL RETURNS

MONEY MARKET YIELDS

We may, from time to time, quote in advertisements and sales literature the current annualized yield of the Money Market Subaccount for a specific 7 day period in a manner which does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) at the end of the 7 day period in the value of a hypothetical account under a Policy having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365 day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for 1) the daily administration fee and 2) the mortality and expense risk charge. Current Yield will be calculated according to the following formula:

Current Yield = ((NCS-ES)/UV) X (365/7)

              Where:

              NCS  =  the net change in the value of the Money Market Portfolio
                      (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) for the 7 day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

              ES   =  per unit charges deducted from the Sub-Account for the 7 day period.

              UV   =  the unit value on the first day of the 7 day period.


The current yield for the 7 day period ended December 31, 2000 was 4.80%.


We may also quote the effective yield of the Money Market Subaccount for the same 7 day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

                                            365/7
                        Effective Yield = (1+((NCS-ES)/UV)) - 1

              Where:

              NCS  =  the net change in the value of the Money Market Portfolio
                      (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) for the 7 day period attributable to a hypothetical account having a balance of 1 Sub-Account unit.

              ES   =  per unit charges deducted from the Subaccount for the 7 day period.

              UV   =  the unit value for the first day of the 7 day period.


The effective yield for the 7 day period ended December 31, 2000 was 4.91%.


Because of the charges and deductions imposed under the Policy, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio.

The yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio of the Fund, and the Money Market Portfolio's operating expenses.

OTHER SUBACCOUNT YIELDS

We may, from time to time, quote in sales literature and advertisements the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Policy for 30 day or one month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30 day or one month period. Because the yield is annualized, the yield generated by a Subaccount during the 30 day or one month period is assumed to be generated each period over a 12 month period. The yield is computed by: 1) dividing the net investment income of the Portfolio attributable to the Subaccount units less Subaccount charges for the period; by 2) the maximum offering price per unit on the last day of the period multiplied by the daily average number of units outstanding for the period; by 3) compounding that yield for a 6 month period; and by 4) multiplying that result by 2. Charges attributable to the Subaccount include 1) the daily administration fee and 2) the mortality and expense risk charge.

The 30 day or one month yield is calculated according to the following formula:

                                                       6
                  Yield = 2 x ((((NI-ES)/(U x UV)) + 1)  - 1)

              Where:

              NI   =  net income of the Portfolio for the 30 day or one month period attributable to the Sub-Account's units.

              ES   =  charges deducted from the Subaccount for the 30 day or one month period.

              U    =  the average number of units outstanding.

              UV   =  the unit value at the close (highest) of the last day in the 30 day or one month period.

Because of the charges and deductions imposed under the Policies, the yield for the Sub-Account will be lower than the yield for the corresponding Portfolio.

The yield on the amounts held in the Subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Subaccount's actual yield is affected by the types and quality of portfolio securities held by the Portfolio, and its operating expenses.

Yield calculations do not take into account any premium taxes or any surrender charges under the Policy. The maximum surrender charge is equal to 8% of certain amounts surrendered or withdrawn under the Policy. A surrender charge will not be imposed on any investment earnings in the Subccounts or interest earned in the Fixed Account and in certain other situations as described in the prospectus. Premium taxes currently range from 0% to 3.5% of premium payments, depending upon the jurisdiction in which the Policy is delivered.

TOTAL RETURNS

A. STANDARDIZED "AVERAGE ANNUAL TOTAL RETURNS"

We may, from time to time, also quote in sales literature or advertisements total returns, including standardized average annual total returns for the Subaccounts calculated in a manner prescribed by the Securities and Exchange Commission ("SEC"), and other total returns. Total return for a Subaccount assumes that an investment has been held in the Subaccount for various periods of time, including a period measured from the date the first subaccount in the Variable Account investing in the underlying portfolio began operations. When the first subaccount in the Variable Account investing in the underlying portfolio has been in operation for 1, 5, and 10 years, we will include quotes of standardized average annual total returns for the period measured from the date such subaccount commenced operations. In the case of the Fidelity Money Market Subaccount and the Fidelity Investment Grade Bond Portfolio, data will be shown from the date the Variable Account first invested in the Fidelity portfolios, rather than the date when the Variable Account first invested in the portfolios that were subsequently removed from the Variable Account pursuant to an substitution order obtained from the SEC.

Standardized average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which standardized average annual total return quotations are provided will be for the most recent calendar quarter practicable, considering the type and media of the communication and will be stated in the communication.

Standardized average annual total returns will be calculated using subaccount unit values which we calculate on each valuation day based on the performance of the subaccount's underlying Portfolio, adjusted to reflect the deductions for current Policy charges (the mortality and expense risk charge of 1.40% and daily administration fee of 0.15%), the crediting of the Bonus Credit of 4.00%, and the deduction of the surrender charge for the Policy. The standardized average annual total return will then be calculated according to the following formula:



                                         1/N
                             TR = (ERV/P)     - 1


              Where:

              TR   =  the standardized average annual total return net of
                      recurring charges.

              ERV  =  the ending redeemable value of the hypothetical account at the end of the period.

              P    =  a hypothetical initial payment of $1,000.

              N    =  the number of years in the period.

The standardized average annual total returns assume that the maximum fees and charges are imposed for calculations.

Standardized average annual total returns for the period ending December 31, 2000 are shown below in Table One. Because the Goldman Sachs VIT Capital Growth Fund, Goldman Sachs VIT CORE(SM)* U.S. Equity Fund, Goldman Sachs VIT Global Income Fund, Goldman Sachs VIT Growth and Income Fund, Seligman Global Technology Portfolio, and Seligman Small-Cap Value Portfolio subaccounts were not in operation as of December 31, 2000, standardized average annual total returns for these subaccounts are not provided.

*CORE(SM) is a service mark of Goldman, Sachs & Co.

Table One shows standardized average annual total returns for Subaccounts that have Variable Account Annual Expenses of 1.55% (reflecting the crediting of a Bonus Credit of 4.00%,(1) any Persistency Bonus, and the deduction of surrender charges) for the periods shown below were:



                TABLE ONE
               SUB-ACCOUNT                                       1 YEAR      5 YEAR       10 YEAR       FROM SUB-
                                                                 RETURN      RETURN        RETURN        ACCOUNT        SUBACCOUNT
                                                                YEAR ENDED  YEAR ENDED    YEAR ENDED  INCEPTION(2) TO    INCEPTION
                                                                12/31/00    12/31/00      12/31/00      12/31/00           DATE(2)
Alger American Growth  */**                                     (19.28)%         N/A           N/A        16.84%         05/01/96
Alger American Leveraged AllCap  */**                           (29.18)%         N/A           N/A        19.61%         05/01/96
Alger American MidCap Growth  */**                                 4.32%         N/A           N/A        15.83%         05/01/96
Alger American Small Capitalization  */**                       (31.51)%         N/A           N/A         3.08%         05/01/96
Berger Small Company Growth  */**                               (11.17)%         N/A           N/A        16.45%         05/01/98
Berger-IPT International  */**                                  (14.75)%         N/A           N/A         6.12%         05/01/97
Dreyfus Capital Appreciation (Initial shares)  */**              (5.37)%         N/A           N/A         5.86%         05/01/98
Dreyfus Growth & Income (Initial shares)  */**                   (8.45)%         N/A           N/A         8.30%         05/01/96
Dreyfus Socially Responsible (Initial shares)  */**             (15.59)%         N/A           N/A        15.42%         05/01/96
Fidelity VIP II Investment Grade Bond (Initial Class)  */**          N/A         N/A           N/A         7.72%         04/28/00
Fidelity VIP Money Market (3) (Initial Class)  */**                  N/A         N/A           N/A         0.10%         04/28/00
Fidelity VIP Growth (Initial Class)  **                         (15.54)%      17.79%           N/A        18.38%         05/01/94
Fidelity VIP High Income (Initial Class)  **                    (26.86)%     (0.16)%           N/A         2.37%         05/01/94
Fidelity VIP II Asset Manager (Initial Class)  **                (8.59)%       9.38%           N/A         8.91%         05/01/94
Fidelity VIP II Contrafund (Initial Class)  */**                (11.33)%         N/A           N/A        27.97%         05/01/98
Fidelity VIP II Index 500 (Initial Class)  */**                 (13.88)%         N/A           N/A        15.68%         05/01/96
Fidelity VIP III Growth Opportunities (Initial Class)  */**     (21.42)%         N/A           N/A        15.78%         05/01/98
Fidelity VIP Overseas (Initial Class)  **                       (23.54)%       8.45%           N/A         6.86%         05/01/94
Montgomery Emerging Markets  */**                               (32.87)%         N/A           N/A       (7.67)%         05/01/96
Montgomery Growth  */**                                         (13.65)%         N/A           N/A         7.52%         05/01/97
Seligman Communications & Information  **                       (40.36)%      14.40%           N/A        14.39%         05/01/95
Seligman Frontier  **                                           (20.32)%       5.05%           N/A         7.57%         05/01/95


* Subaccounts investing in this Portfolio have not been in operation five years as of December 31, 2000, and accordingly, no five year standardized average annual total return is available.

** Subaccounts investing in this Portfolio have not been in operation ten years as of December 31, 2000, and accordingly, no ten year standardized average annual total return is available.


(1) If the Policy were purchased by an individual aged 66-70 on the Policy Date, the Bonus Credit would be 3%; if purchased by an individual aged 71-80 on the Policy Date, the Bonus Credit would be 2%. Due to the lower Bonus Credit on those Policies, performance would be lower. Once a Subaccount has ten years of performance, then the Persistency Bonus will be reflected in the "10 Year Return" column.


(2) Refers to the date when the Variable Account first invested in the underlying portfolio.

(3) Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

B. NONSTANDARDIZED "AVERAGE ANNUAL TOTAL RETURNS"

We may, from time to time, also quote in sales literature or advertisements, nonstandardized average annual total returns for the Subaccounts that do not reflect the surrender charge. These are calculated in exactly the same way as standardized average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any surrender charges, and that the initial investment is assumed to be $10,000 rather than $1,000.

Generally, nonstandardized Subaccount performance data will only be disclosed if standardized average annual return for the Subaccounts for the required periods is also disclosed.

Nonstandardized average annual total returns for the period ending December 31, 2000 are shown on Table 2. Because the Goldman Sachs VIT Capital Growth Fund, Goldman Sachs VIT CORE(SM)* U.S. Equity Fund, Goldman Sachs VIT Global Income Fund, Goldman Sachs VIT Growth and Income Fund, Seligman Global Technology Portfolio, and Seligman Small-Cap Value Portfolio subaccounts were not in operation as of December 31, 2000, nonstandardized average annual total returns for these subaccounts are not provided. *CORE(SM) is a service mark of Goldman, Sachs & Co.

Table Two shows nonstandardized average annual total returns for Subaccounts which have Variable Account Annual Expenses of 1.55% (not reflecting any Bonus Credits, Persistency Bonuses, or Surrender Charges) for the periods shown below were:



                   TABLE TWO
                  SUB-ACCOUNT                                           5 YEAR        10 YEAR
                                                      1 YEAR RETURN     RETURN        RETURN      FROM SUB ACCOUNT    SUB-ACCOUNT
                                                       YEAR ENDED     YEAR ENDED    YEAR ENDED       INCEPTION(1)      INCEPTION
                                                        12/31/00       12/31/00      12/31/00         12/31/00           DATE(1)
Alger American Growth */**                                (16.08)%          N/A            N/A             17.00%       05/01/96
Alger American Leveraged AllCap */**                      (25.98)%          N/A            N/A             19.76%       05/01/96
Alger American MidCap Growth */**                            7.52%          N/A            N/A             16.01%       05/01/96
Alger American Small Capitalization */**                  (28.31)%          N/A            N/A              3.34%       05/01/96
Berger Small Company Growth */**                           (7.97)%          N/A            N/A             17.12%       05/01/98
Berger-IPT-International */**                             (11.55)%          N/A            N/A              6.65%       05/01/97
Dreyfus Capital Appreciation (Initial shares) */**         (2.17)%          N/A            N/A              6.63%       05/01/98
Dreyfus Growth and Income (Initial shares) */**            (5.25)%          N/A            N/A              8.52%       05/01/96
Dreyfus Socially Responsible (Initial shares) */**        (12.39)%          N/A            N/A             15.60%       05/01/96
Fidelity VIP II Investment Grade Bond (Initial
Class) */**                                                    N/A          N/A            N/A             12.61%        4/28/00
Fidelity VIP Money Market (2) (Initial Class) */**             N/A          N/A            N/A              4.87%        4/28/00
Fidelity VIP Growth (Initial Class) **                    (12.34)%       17.84%            N/A             18.35%       05/01/94
Fidelity VIP High Income (Initial Class) **               (23.66)%      (0.06)%            N/A              2.32%       05/01/94
Fidelity VIP II Asset Manager (Initial Class) **           (5.39)%        9.45%            N/A              8.87%       05/01/94
Fidelity VIP II Contrafund (Initial Class) */**            (8.13)%          N/A            N/A             28.54%       05/01/98
Fidelity VIP II Index 500 (Initial Class) */**            (10.68)%          N/A            N/A             15.86%       05/01/96
Fidelity VIP III Growth Opportunities (Initial
Class) */**                                               (18.22)%          N/A            N/A             16.45%       05/01/98
Fidelity VIP Overseas (Initial Class) **                  (20.34)%        8.52%            N/A              6.82%       05/01/94
Montgomery Emerging Markets */**                          (29.67)%          N/A            N/A            (7.28)%       05/01/96
Montgomery Growth */**                                    (10.45)%          N/A            N/A              8.03%       05/01/97
Seligman Communications & Information **                  (37.16)%       14.46%            N/A             14.44%       05/01/95
Seligman Frontier **                                      (17.12)%        5.13%            N/A              7.63%       05/01/95


* Subaccounts investing in this Portfolio have not been in operation five years as of December 31, 2000, and accordingly, no five year standardized average annual total return is available.

** Subaccounts investing in this Portfolio have not been in operation ten years as of December 31, 2000, and accordingly, no ten year standardized average annual total return is available.

(1) Refers to the date when the Variable Account first invested in the underlying portfolio.

(2) Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

                          SAFEKEEPING OF ACCOUNT ASSETS

We hold the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account we have.

We or our affiliates maintain records of all purchases and redemptions of portfolio shares held by each of the Subaccounts.

Our officers and employees are covered by an insurance company blanket bond issued by America Home Assurance Company to The Canada Life Assurance Company, our parent Company, in the amount of $25 million. The bond insures against dishonest and fraudulent acts of officers and employees.

                                STATE REGULATION

We are subject to the insurance laws and regulations of all the jurisdictions where we are licensed to operate. The availability of certain Policy rights and provisions depends on state approval and/or filing and review processes. The Policies will be modified to comply with the requirements of each applicable jurisdiction.

                               RECORDS AND REPORTS

We will maintain all records and accounts relating to the Variable Account. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Policy owners will also receive confirmation of each financial transaction including: premium payments, transfers, partial withdrawals, surrenders, and any other transactions requiring confirmation under applicable law.

                                  LEGAL MATTERS


All matters relating to applicable state law pertaining to the Policies, including the validity of the Policies and our authority to issue the Policies, have been passed upon by Craig Edwards. Sutherland Asbill & Brennan LLP of Washington, DC has provided advice on certain matters relating to the federal securities laws applicable to the issue and sale of the Policy.


                                     EXPERTS


Our financial statements at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 for Canada Life Insurance Company of America, included in this Statement of Additional Information and Registration Statement as well as the financial statements of Canada Life of America Variable Annuity Account 1 as of December 31, 2000 and for the periods indicated therein included in this Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 600 Peachtree Street, Suite 2800, Atlanta, Georgia 30308, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

The Variable Account's statement of net assets as of December 31, 2000, and the related statements of operations and changes in net assets for the periods indicated therein, as well as the Report of Independent Auditors, are contained herein. Ernst & Young LLP, independent auditors, serves as independent auditors for the Variable Account.

Our balance sheets as of December 31, 2000 and 1999, and the related statements of operations, capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000, as well as the Report of Independent Auditors, are contained herein. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                           PAGE
Canada Life of America Variable Annuity Account 1.......................................................     1

Report of Independent Auditors..........................................................................     1

Statement of Net Assets as of December 31, 2000.........................................................     2

Statement of Operations for the year ended December 31, 2000............................................    19

Statements of Changes in Net Assets for the years ended December 31, 2000 and 1999......................    17

Notes to Financial Statements...........................................................................    33

Canada Life Insurance Company of America................................................................

Report of Independent Auditors..........................................................................     1

Balance Sheets as of December 31, 2000 and 1999.........................................................     2

Statements of Operations for the years ended December 31, 2000, 1999 and 1998...........................     3

Statements of Capital and Surplus for the years ended December 31, 2000, 1999 and 1998..................     4

Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998...........................     5

Notes to Financial Statements...........................................................................     6

                              FINANCIAL STATEMENTS
                         CANADA LIFE OF AMERICA VARIABLE
                                ANNUITY ACCOUNT 1
                                DECEMBER 31, 2000
                       WITH REPORT OF INDEPENDENT AUDITORS

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

Report of Independent Auditors.......................................................   1

Audited Financial Statements

Statement of Net Assets..............................................................   2
Statement of Operations..............................................................   9
Statements of Changes in Net Assets..................................................  17
Notes to Financial Statements........................................................  33

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Canada Life Insurance Company of America

We have audited the accompanying statement of net assets of Canada Life of America Variable Annuity Account 1 (comprising, respectively, the Money Market, Managed, Bond, Equity, Capital, International Equity, Asset Manager, Fidelity Growth, High Income, Overseas, Index 500, Contrafund, Growth Opportunities, Fidelity VIP Money Market, Fidelity VIP II Investment Grade Bond, Communications and Information, Frontier, Small Capitalization, Alger Growth, MidCap, Leveraged AllCap, Growth and Income, Socially Responsible, Capital Appreciation, Emerging Markets, Variable Series Growth, Berger IPT International and Small Company Growth Sub-accounts) as of December 31, 2000, and the related statements of operations and changes in net assets for the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting the Canada Life of America Variable Annuity Account 1 at December 31, 2000, and the results of their operations and the changes in their net assets for the periods indicated therein in conformity with accounting principles generally accepted in the United States.

                                              /s/ Ernst & Young LLP

Atlanta, Georgia
February 9, 2001

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                             STATEMENT OF NET ASSETS

                                DECEMBER 31, 2000

                                                                         FIDELITY SERIES
                                       ------------------------------------------------------------------------------------
                                              ASSET         FIDELITY            INDEX
                                             MANAGER         GROWTH          HIGH INCOME       OVERSEAS            500
                                           SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                                       ------------------------------------------------------------------------------------
Net Assets
Investment in Fidelity at market
  value (See Note 3 for cost values)      $ 15,984,384     $ 21,623,599      $  6,838,685     $  7,871,242     $ 14,412,300
Due from (to) Canada Life Insurance
  Company of America (Note 6)                   (2,406)        (686,303)           (2,955)      (2,067,711)        (492,274)
                                       ------------------------------------------------------------------------------------
Net assets                                $ 15,981,978     $ 20,937,296      $  6,835,730     $  5,803,531     $ 13,920,026
                                       ====================================================================================
Net assets attributable to:
Policyholders' liability reserve          $ 15,981,978     $ 20,937,296      $  6,835,730     $  5,803,531     $ 13,920,026
                                       ------------------------------------------------------------------------------------
Net assets                                $ 15,981,978     $ 20,937,296      $  6,835,730     $  5,803,531     $ 13,920,026
                                       ====================================================================================

Number of units outstanding                    558,147          293,601           248,952          228,037           84,418
                                       ====================================================================================

Net asset value per unit                  $      28.63     $      71.31      $      27.46     $      25.45     $     164.89
                                       ====================================================================================


                             See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                                DECEMBER 31, 2000




                                                                         FIDELITY SERIES (CONTINUED)
                                                     -------------------------------------------------------------
                                                      FIDELITY VIP  FIDELITY VIP II
                                                         GROWTH          MONEY        INVESTMENT
                                                       CONTRAFUND    OPPORTUNITIES      MARKET       GRADE BOND
                                                       SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                                                     -------------------------------------------------------------
Net Assets
Investment in Fidelity at market value
  (See Note 3 for cost values)                       $ 8,545,427     $ 1,853,032      $ 8,951,502    $ 4,334,825
Due from (to) Canada Life Insurance Company
  of America (Note 6)                                     (3,028)       (680,237)      36,509,564           (157)
                                                     -------------------------------------------------------------
Net assets                                           $ 8,542,399     $ 1,172,795      $45,461,066    $ 4,334,668
                                                     =============================================================

Net assets attributable to:
Policyholders' liability reserve                     $ 8,542,399     $ 1,172,795      $45,461,066    $ 4,334,668
                                                     -------------------------------------------------------------
Net assets                                           $ 8,542,399     $ 1,172,795      $45,461,066    $ 4,334,668
                                                     =============================================================

Number of units outstanding                              292,265          58,143        3,209,654        233,965
                                                     =============================================================

Net asset value per unit                             $     29.23     $      0.17      $     14.16    $     18.53
                                                     =============================================================


                             See accompanying notes.

               CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                                DECEMBER 31, 2000


                                                                                              SELIGMAN SERIES
                                                                               ----------------------------------------------
                                                                                   COMMUNICATIONS
                                                                                  AND INFORMATION            FRONTIER
                                                                                    SUB-ACCOUNT             SUB-ACCOUNT
                                                                               ----------------------------------------------
Net Assets
Investment in Seligman at market value
    (See Note 3 for cost values)                                                          $21,131,438             $2,269,849

Due from (to) Canada Life Insurance Company of America (Note 6)                                    --                     12
                                                                               ----------------------------------------------
Net assets                                                                                $21,131,438             $2,269,861
                                                                               ==============================================

Net assets attributable to:
Policyholders' liability reserve                                                          $21,131,438             $2,269,861
                                                                               ----------------------------------------------
Net assets                                                                                $21,131,438             $2,269,861
                                                                               ==============================================

Number of units outstanding                                                                   740,560                125,787
                                                                               ==============================================

Net asset value per unit                                                                  $     28.53             $    18.05
                                                                               ==============================================




                             See accompanying notes.

               CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                                DECEMBER 31, 2000




                                                                                       ALGER AMERICAN SERIES
                                                                 ------------------------------------------------------------------

                                                                      SMALL            ALGER          LEVERAGED
                                                                 CAPITALIZATION        GROWTH           MIDCAP          ALLCAP
                                                                   SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                                                                 ------------------------------------------------------------------
Net Assets
Investment in Alger American at market value (See Note
   3 for cost values)                                                 $2,316,302       $12,505,940      $9,988,244     $12,726,478
Due from (to) Canada Life Insurance Company of America
   (Note 6)                                                                (149)             (129)           (100)               4
                                                                 ------------------------------------------------------------------
Net assets                                                            $2,316,153       $12,505,811      $9,988,144     $12,726,482
                                                                 ==================================================================

Net assets attributable to:
Policyholders' liability reserve                                      $2,316,153       $12,505,811      $9,988,144     $12,726,482
                                                                 ------------------------------------------------------------------
Net assets                                                            $2,316,153       $12,505,811      $9,988,144     $12,726,482
                                                                 ==================================================================

Number of units outstanding                                               44,357           177,499         232,672         279,767
                                                                 ==================================================================

Net asset value per unit                                              $    52.22       $     70.46      $    42.93     $     45.49
                                                                 ==================================================================








                             See accompanying notes.

               CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                                DECEMBER 31, 2000



                                                                                                  DREYFUS SERIES
                                                                                ---------------------------------------------------
                                                                                    GROWTH            SOCIALLY         CAPITAL
                                                                                  AND INCOME        RESPONSIBLE     APPRECIATION
                                                                                  SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
                                                                                ---------------------------------------------------
Net Assets
Investment in Dreyfus at market value (See Note 3 for cost values)                   $5,962,042        $8,714,016       $2,917,627
Due from (to) Canada Life Insurance Company of America (Note 6)                           1,890             (526)                8
                                                                                ---------------------------------------------------
Net assets                                                                           $5,963,932        $8,713,490       $2,917,635
                                                                                ===================================================

Net assets attributable to:
Policyholders' liability reserve                                                     $5,963,932        $8,713,490       $2,917,635
                                                                                ---------------------------------------------------
Net assets                                                                           $5,963,932        $8,713,490       $2,917,635
                                                                                ===================================================

Number of units outstanding                                                             190,873           225,431           76,238
                                                                                ===================================================

Net asset value per unit                                                             $    31.25        $    38.65       $    38.27
                                                                                ===================================================





                             See accompanying notes.

               CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                                DECEMBER 31, 2000



                                                                                                MONTGOMERY SERIES
                                                                                ---------------------------------------------------
                                                                                        EMERGING              VARIABLE SERIES
                                                                                        MARKETS                    GROWTH
                                                                                      SUB-ACCOUNT               SUB-ACCOUNT
                                                                                ---------------------------------------------------
Net Assets
Investment in Montgomery at market value (See Note 3 for cost values)                         $1,417,465                $1,031,063

Due from (to) Canada Life Insurance Company of America (Note 6)                                       31                        71
                                                                                ---------------------------------------------------
Net assets                                                                                    $1,417,496                $1,031,134
                                                                                ===================================================

Net assets attributable to:
Policyholders' liability reserve                                                              $1,417,496                $1,031,134
                                                                                ---------------------------------------------------
Net assets                                                                                    $1,417,496                $1,031,134
                                                                                ===================================================

Number of units outstanding                                                                      194,265                    59,139
                                                                                ===================================================

Net asset value per unit                                                                      $     7.30                $    17.44
                                                                                ===================================================






                             See accompanying notes.

               CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                                DECEMBER 31, 2000




                                                                                                BERGER SERIES
                                                                            -------------------------------------------------------
                                                                                BERGER IPT       SMALL COMPANY
                                                                              INTERNATIONAL          GROWTH          ALL SERIES
                                                                               SUB-ACCOUNT        SUB-ACCOUNT         COMBINED
                                                                            -------------------------------------------------------
Net Assets

Investment in Berger at market value (See Note 3 for cost values)                   $1,659,836        $2,798,128      $175,853,424
Due from (to) Canada Life Insurance Company of America (Note 6)                             85               610        32,576,300
                                                                            -------------------------------------------------------
Net assets                                                                          $1,659,921        $2,798,738      $208,429,724
                                                                            =======================================================

Net assets attributable to:
Policyholders' liability reserve                                                    $1,659,921        $2,798,738      $208,429,724
                                                                            -------------------------------------------------------
Net assets                                                                          $1,659,921        $2,798,738      $208,429,724
                                                                            =======================================================

Number of units outstanding                                                            130,198           135,763         7,819,731
                                                                            =======================================================

Net asset value per unit                                                            $    12.75        $    20.61
                                                                            =======================================================






                             See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                             STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 2000

                                                                              CLASF SERIES
                                       --------------------------------------------------------------------------------------------

                                          MONEY                                                                      INTERNATIONAL
                                          MARKET       MANAGED         BOND            EQUITY           CAPITAL         EQUITY
                                           SUB-          SUB-          SUB-             SUB-             SUB-            SUB-
                                         ACCOUNT*      ACCOUNT*      ACCOUNT*         ACCOUNT*         ACCOUNT*        ACCOUNT*
                                       --------------------------------------------------------------------------------------------
Net investment income (loss):
Dividend income                            $342,229     $ 811,534      $  77,470        $1,248,497      $ 2,038,869     $  352,774
Less mortality and expense risk
   charges (Note 6)                          92,575        30,018         21,181            25,667           24,136          9,796
                                       --------------------------------------------------------------------------------------------

Net investment income (loss)                249,654       781,516         56,289         1,222,830        2,014,733        342,978

Net realized and unrealized
   gain (loss) on investments:
Net unrealized appreciation
   (depreciation) from investments               --       520,877        356,280          (236,005)        (339,736)      (243,958)
Net realized gain (loss) from
   investments                                   --      (759,426)      (331,085)         (355,562)      (1,247,828)      (208,857)
                                       --------------------------------------------------------------------------------------------
Net realized and unrealized
   gain (loss) from investments                  --      (238,549)        25,195          (591,567)      (1,587,564)      (452,815)
                                       --------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from operations        $249,654     $ 542,967      $  81,484        $  631,263      $   427,169     $ (109,837)
                                       ============================================================================================

* For the period January 1, 2000 to April 28, 2000 (discontinuance of operations).



                             See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          YEAR ENDED DECEMBER 31, 2000








                                                                                   FIDELITY SERIES
                                                                                   ---------------
                                                      ASSET           FIDELITY           HIGH
                                                     MANAGER           GROWTH           INCOME         OVERSEAS       INDEX 500
                                                   SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                                 ----------------------------------------------------------------------------------
Net investment income (loss):
Dividend income                                       $ 1,254,160     $  2,472,452    $    532,284    $    530,182    $    252,347
Less mortality and expense risk charges
   (Note 6)                                               205,972          325,622          77,052          86,320         242,997
                                                 ----------------------------------------------------------------------------------
Net investment income (loss)                            1,048,188        2,146,830         455,232         443,862           9,350

Net realized and unrealized gain (loss)
   on investments:
Net unrealized appreciation (depreciation)
   from investments                                    (1,740,079)      (5,256,618)       (531,796)     (1,759,169)     (4,391,265)
Net realized gain (loss) from investments                (197,455)         641,895        (968,535)       (632,757)       (201,916)
                                                 ----------------------------------------------------------------------------------
Net realized and unrealized gain (loss) from
   investments                                         (1,937,534)      (4,614,723)     (1,500,331)     (2,391,926)     (4,593,181)
                                                 ----------------------------------------------------------------------------------

Net increase (decrease) in net assets
   resulting from operations                          $  (889,346)    $ (2,467,893)   $ (1,045,099)   $ (1,948,064)   $ (4,583,831)
                                                 ==================================================================================




                             See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          YEAR ENDED DECEMBER 31, 2000


                                                                                FIDELITY SERIES (CONTINUED)
                                                             ------------------------------------------------------------------
                                                                                                               FIDELITY VIP II
                                                                                  GROWTH        FIDELITY VIP     INVESTMENT
                                                               CONTRAFUND      OPPORTUNITIES    MONEY MARKET     GRADE BOND
                                                               SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                                                             ------------------------------------------------------------------
Net investment income (loss):
  Dividend income                                               $   431,483       $  195,426     $1,017,530          $     --
   Less mortality and expense risk charges (Note 6)                  95,433           29,248        218,542            36,474
                                                             ------------------------------------------------------------------
Net investment income (loss)                                        336,050          166,178        798,988           (36,474)

Net realized and unrealized gain (loss) on investments:
Net unrealized appreciation (depreciation) from
  investments                                                      (927,109)         (95,728)            --           212,550
Net realized gain (loss) from investments                           (95,908)        (382,684)            --           161,549
                                                             ------------------------------------------------------------------
Net realized and unrealized
  gain (loss) from investments                                   (1,023,017)        (478,412)            --           374,099
                                                             ------------------------------------------------------------------

Net increase (decrease) in net assets resulting from
  operations                                                    $  (686,967)      $ (312,234)    $  798,988          $337,625
                                                             ==================================================================

* For the period May 1, 2000 (commencement of operations) to December 31, 2000.




                             See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          YEAR ENDED DECEMBER 31, 2000




                                                                                          SELIGMAN SERIES
                                                                              ----------------------------------------

                                                                                COMMUNICATIONS
                                                                                AND INFORMATION         FRONTIER
                                                                                  SUB-ACCOUNT         SUB-ACCOUNT
                                                                              ----------------------------------------
Net investment income (loss):
Dividend income                                                                   $  2,870,883           $      --
Less mortality and expense risk charges (Note 6)                                       406,282              37,669
                                                                              ----------------------------------------
Net investment income (loss)                                                         2,464,601             (37,669)

Net realized and unrealized gain (loss) on investments:
Net unrealized appreciation (depreciation) from investments                        (15,102,289)           (493,262)
Net realized gain (loss) from investments                                              245,040             345,741
                                                                              ----------------------------------------

Net realized and unrealized gain (loss) from investments                           (14,857,249)           (147,521)
                                                                              ----------------------------------------


Net increase (decrease) in net assets resulting from operations                   $(12,392,648)          $(185,190)
                                                                              ========================================






                             See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          YEAR ENDED DECEMBER 31, 2000




                                                                                            ALGER AMERICAN SERIES
                                                                       ------------------------------------------------------------
                                                                           SMALL          ALGER                        LEVERAGED
                                                                       CAPITALIZATION     GROWTH         MIDCAP         ALLCAP
                                                                        SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                                                                       ------------------------------------------------------------
Net investment income (loss):
Dividend income                                                          $ 968,509      $ 1,789,179    $1,194,555     $ 1,417,974
Less mortality and expense risk charges (Note 6)                            79,211          225,158       186,460         202,455
                                                                       ------------------------------------------------------------
Net investment income (loss)                                               889,298        1,564,021     1,008,095       1,215,519

Net realized and unrealized gain (loss) on investments:
Net unrealized appreciation (depreciation) from investments               (636,398)      (1,541,520)      (47,503)     (5,898,551)
Net realized gain (loss) from investments                                1,956,956       (2,467,703)    2,429,444         279,962
                                                                       ------------------------------------------------------------
Net realized and unrealized gain (loss) from investments                 1,320,558       (4,009,223)    2,381,941      (5,618,589)
                                                                       ------------------------------------------------------------

Net increase (decrease) in net assets resulting from operations         $2,209,856      $(2,445,202)   $3,390,036     $(4,403,070)
                                                                       ============================================================




                             See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          YEAR ENDED DECEMBER 31, 2000



                                                                                                        DREYFUS
                                                                                                        SERIES
                                                                                  -------------------------------------------------
                                                                                      GROWTH           SOCIALLY         CAPITAL
                                                                                    AND INCOME       RESPONSIBLE     APPRECIATION
                                                                                    SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                                                                                  -------------------------------------------------
Net investment income (loss):
Dividend income                                                                       $ 254,216       $     72,001    $   51,360
Less mortality and expense risk charges (Note 6)                                         90,870            132,188        42,679
                                                                                  -------------------------------------------------
Net investment income (loss)                                                            163,346            (60,187)        8,681

Net realized and unrealized gain (loss) on investments:
Net unrealized appreciation (depreciation) from investments                            (819,845)        (1,321,744)     (310,615)
Net realized gain (loss) from investments                                               305,671            202,005       238,150
                                                                                  -------------------------------------------------
Net realized and unrealized gain (loss) from investments                               (514,174)        (1,119,739)      (72,465)
                                                                                  -------------------------------------------------

Net increase (decrease) in net assets resulting from operations                       $(350,828)      $ (1,179,926)   $  (63,784)
                                                                                  =================================================




                             See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          YEAR ENDED DECEMBER 31, 2000


                                                                                                         MONTGOMERY SERIES
                                                                                                 ----------------------------------
                                                                                                     EMERGING      VARIABLE SERIES
                                                                                                     MARKETS           GROWTH
                                                                                                   SUB-ACCOUNT       SUB-ACCOUNT
                                                                                                 ----------------------------------
Net investment income (loss):
Dividend income                                                                                      $      --        $  75,466
Less mortality and expense risk charges (Note 6)                                                        25,333           13,129
                                                                                                 ----------------------------------
Net investment income (loss)                                                                           (25,333)          62,337

Net realized and unrealized gain (loss) on investments:
Net unrealized appreciation (depreciation) from investments                                           (562,460)        (221,837)
Net realized gain (loss) from investments                                                              (54,037)          41,059
                                                                                                 ----------------------------------
Net realized and unrealized gain (loss) from investments                                              (616,497)        (180,778)
                                                                                                 ----------------------------------

Net increase (decrease) in net assets resulting from operations                                      $(641,830)       $(118,441)
                                                                                                 ==================================






                             See accompanying notes.

                                                                                                  BERGER SERIES

                                                                              -----------------------------------------------------
                                                                                 BERGER IPT      SMALL COMPANY
                                                                               INTERNATIONAL         GROWTH          ALL SERIES
                                                                                SUB-ACCOUNT       SUB-ACCOUNT         COMBINED
                                                                              -----------------------------------------------------
Net investment income (loss):
Dividend income                                                                  $   5,058         $  43,683        $ 20,300,121
Less mortality and expense risk charges (Note 6)                                    27,404            37,534           3,027,405
                                                                              -----------------------------------------------------
Net investment income (loss)                                                       (22,346)            6,149          17,272,716

Net realized and unrealized gain (loss) on investments:
Net unrealized appreciation (depreciation) from investments                       (428,929)         (640,927)        (42,457,636)
Net realized gain (loss) from investments                                          226,389           157,948            (671,944)
                                                                              -----------------------------------------------------
Net realized and unrealized gain (loss) from investments                          (202,540)         (482,979)        (43,129,580)
                                                                              -----------------------------------------------------

Net increase (decrease) in net assets resulting from operations                  $(224,886)        $(476,830)       $(25,856,864)
                                                                              =====================================================







                             See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                      STATEMENT OF CHANGES IN NET ASSETS

                         YEAR ENDED DECEMBER 31, 2000

                                                       CLASF SERIES
                      ---------------------------------------------------------------------------------
                                                                                            INTER-
                         MONEY                                                             NATIONAL
                         MARKET      MANAGED        BOND         EQUITY       CAPITAL       EQUITY
                          SUB-         SUB-         SUB-          SUB-         SUB-          SUB-
                        ACCOUNT*     ACCOUNT*     ACCOUNT*      ACCOUNT*     ACCOUNT*      ACCOUNT*
                      ---------------------------------------------------------------------------------
Operations:
Net investment
  income (loss)        $ 249,654    $ 781,516     $  56,289   $1,222,830   $ 2,014,733    $  342,978
Net unrealized
  appreciation
  (depreciation)
  from investments            --      520,877       356,280     (236,005)     (339,736)     (243,958)
Net realized gain
  (loss) from
  investments                 --     (759,426)     (331,085)    (355,562)   (1,247,828)     (208,857)
                      ---------------------------------------------------------------------------------
Net increase
  (decrease) in net
  assets resulting
  from operations        249,654      542,967        81,484      631,263       427,169      (109,837)

Capital
  transactions:
Net increase
  (decrease) from
  unit transactions
  (Note 5)            (17,807,759) (7,704,281)   (4,726,829)  (6,359,476)   (5,320,703)   (2,207,409)
                      ---------------------------------------------------------------------------------

Net increase
  (decrease) in net
  assets arising
  from capital
  transactions        (17,807,759) (7,704,281)   (4,726,829)  (6,359,476)   (5,320,703)   (2,207,409)
                      ---------------------------------------------------------------------------------

Total increase
  (decrease) in net
  assets              (17,558,105) (7,161,314)   (4,645,345)  (5,728,213)   (4,893,534)   (2,317,246)

Net assets,
  beginning of
  period              17,558,105    7,161,314     4,645,345    5,728,213     4,893,534     2,317,246
                      ---------------------------------------------------------------------------------

Net assets, end of
  year                   $    --      $    --      $     --      $    --      $     --      $     --
                      =================================================================================


* For the period January 1, 2000 to April 28, 2000 (discontinuance of operations).


                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000








                                          --------------------------------------------------------------
                                             ASSET      FIDELITY                               INDEX
                                            MANAGER      GROWTH    HIGH INCOME   OVERSEAS       500
                                          SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
                                          --------------------------------------------------------------
Operations:
Net investment income (loss)             $ 1,048,188  $ 2,146,830  $   455,232  $   443,862  $     9,350
Net unrealized appreciation
(depreciation) from investments           (1,740,079)  (5,256,618)    (531,796)  (1,759,169)  (4,391,265)
Net realized gain (loss) from
investments                                 (197,455)     641,895     (968,535)    (632,757)    (201,916)
                                          --------------------------------------------------------------

Net increase (decrease) in net assets
resulting from operations                   (889,346)  (2,467,893)  (1,045,099)  (1,948,064)  (4,583,831)

Capital transactions:
Net increase (decrease) fom unit
transactions (Note 5)                      4,996,140      367,263   (1,080,121)   2,772,716     (495,917)
                                          --------------------------------------------------------------

Net increase (decrease) in net assets
arising from capital transactions          4,996,140      367,263   (1,080,121)   2,772,716     (495,917)
                                          --------------------------------------------------------------

Total increase (decrease) in net assets    4,106,794   (2,100,630)  (2,125,220)     824,652   (5,079,748)
                                          --------------------------------------------------------------

Net assets, beginning of period           11,875,184   23,037,926    8,960,950    4,978,879   18,999,774
                                          --------------------------------------------------------------


Net assets, end of year                  $15,981,978  $20,937,296  $ 6,835,730  $ 5,803,531  $13,920,026
                                          ==============================================================




                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000



                                                                  FIDELITY SERIES (CONTINUED)
                                                    -----------------------------------------------------
                                                                               FIDELITY VIP  FIDELITY VIP
                                                                    GROWTH         MONEY      INVESTMENT
                                                     CONTRAFUND  OPPORTUNITIES    MARKET      GRADE BOND
                                                    SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT
                                                    -----------------------------------------------------
Operations:
Net investment income (loss)                         $ 336,050    $ 166,178     $ 798,988     $(36,474)
Net unrealized appreciation (depreciation) from
  investments                                         (927,109)     (95,728)           --      212,550
Net realized gain (loss) from investments              (95,908)    (382,684)           --      161,549
                                                    -----------------------------------------------------
Net increase (decrease) in net assets resulting
  from operations                                     (686,967)    (312,234)      798,988      337,625

Capital transactions:
Net increase (decrease) from unit transactions
  (Note 5)                                           6,114,369     (293,151)   44,662,078    3,997,043
                                                    -----------------------------------------------------

Net increase (decrease) in net assets arising from
  capital transactions                               6,114,369     (293,151)   44,662,078    3,997,043
                                                    -----------------------------------------------------

Total increase (decrease) in net assets              5,427,402     (605,385)   45,461,066    4,334,668

Net assets, beginning of period                      3,114,997    1,778,180            --           --
                                                    -----------------------------------------------------

Net assets, end of year                             $8,542,399   $1,172,795   $45,461,066   $4,334,668
                                                    =====================================================

* For the period May 1, 2000 (commencement of operations) to December 31,
2000.




                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000

                                                                                  SELIGMAN SERIES
                                                                         ----------------------------------
                                                                          COMMUNICATIONS
                                                                         AND INFORMATION      FRONTIER
                                                                           SUB--ACCOUNT     SUB--ACCOUNT
                                                                         ----------------------------------
Operations:
 Net investment income (loss)                                              $ 2,464,601       $  (37,669)
 Net unrealized appreciation (depreciation) from investments               (15,102,289)        (493,262)
Net realized gain (loss) from investments                                      245,040          345,741
                                                                         ----------------------------------

Net increase (decrease) in net assets resulting from operations            (12,392,648)        (185,190)

Capital transactions:

 Net increase (decrease) from unit transactions (Note 5)                     5,098,342         (281,567)
                                                                         ----------------------------------

Net increase (decrease) in net assets arising from capital transactions      5,098,342         (281,567)
                                                                         ----------------------------------

Total increase (decrease) in net assets                                     (7,294,306)        (466,757)

Net assets, beginning of period                                             28,425,744        2,736,618
                                                                         ----------------------------------

Net assets, end of year                                                    $21,131,438       $2,269,861
                                                                         ==================================





                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000


                                                                         ALGER AMERICAN SERIES
                                                     -------------------------------------------------------------
                                                        SMALL           ALGER                         LEVERAGED
                                                     CAPITALIZATION     GROWTH          MIDCAP          ALLCAP
                                                     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                                     -------------------------------------------------------------
Operations:
  Net investment income (loss)                       $   889,298    $  1,564,021     $  1,008,095    $  1,215,519
  Net unrealized appreciation (depreciation) from
   investments                                          (636,398)     (1,541,520)         (47,503)     (5,898,551)
Net realized gain (loss) from investments              1,956,956      (2,467,703)       2,429,444         279,962
                                                     -------------------------------------------------------------

Net increase (decrease) in net assets resulting
  from operations                                      2,209,856      (2,445,202)       3,390,036      (4,403,070)

Capital transactions:
  Net increase (decrease) from unit transactions
   (Note 5)                                           (3,858,722)     (7,773,653)       3,700,772       5,230,124
                                                     ----------------- --------------------------------------------

Net increase (decrease) in net assets arising from
  capital transactions                                (3,858,722)     (7,773,653)       3,700,772       5,230,124
                                                     -------------------------------------------------------------

Total increase (decrease) in net assets               (1,648,866)    (10,218,855)       7,090,808         827,054

Net assets, beginning of period                        3,965,019      22,724,666        2,897,336      11,899,428
                                                     -------------------------------------------------------------

Net assets, end of year                              $ 2,316,153    $ 12,505,811     $  9,988,144    $ 12,726,482
                                                     =============================================================






                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000



                                                                          DREYFUS SERIES
                                                          ------------------------------------------------
                                                            GROWTH AND       SOCIALLY         CAPITAL
                                                              INCOME        RESPONSIBLE    APPRECIATION
                                                            SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                                          ------------------------------------------------
Operations:
 Net investment income (loss)                              $   163,346     $   (60,187)     $    8,681
Net unrealized appreciation (depreciation) from
  investments                                                 (819,845)     (1,321,744)       (310,615)
Net realized gain (loss) from investments                      305,671         202,005         238,150
                                                          ------------------------------------------------
Net increase (decrease) in net assets resulting from          (350,828)     (1,179,926)        (63,784)
  operations

Capital transactions:
Net increase (decrease) from unit transactions (Note 5)     (1,103,549)      1,799,450        (364,806)
                                                          ------------------------------------------------

Net increase (decrease) in net assets arising from
  capital transactions                                      (1,103,549)      1,799,450        (364,806)
                                                          ------------------------------------------------

Total increase (decrease) in net assets                     (1,454,377)        619,524        (428,590)

Net assets, beginning of period                              7,418,309       8,093,966       3,346,225
                                                          ------------------------------------------------

Net assets, end of year                                    $ 5,963,932     $ 8,713,490      $2,917,635
                                                          ================================================






                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000


                                                                                    MONTGOMERY SERIES
                                                                              ------------------------------
                                                                                               VARIABLE
                                                                                 EMERGING       SERIES
                                                                                 MARKETS        GROWTH
                                                                               SUB-ACCOUNT    SUB-ACCOUNT
                                                                              -----------------------------
Operations:
  Net investment income (loss)                                                $  (25,333)    $   62,337
  Net unrealized appreciation (depreciation) from investments                   (562,460)      (221,837)
Net realized gain (loss) from investments                                        (54,037)        41,059
                                                                              -----------------------------
Net increase (decrease) in net assets resulting from operations                 (641,830)      (118,441)

Capital transactions:
  Net increase (decrease) from unit transactions (Note 5)                        566,558        200,506
                                                                              -----------------------------
Net increase (decrease) in net assets arising from capital transactions          566,558        200,506
                                                                              -----------------------------

Total increase (decrease) in net assets                                          (75,272)        82,065

Net assets, beginning of period                                                1,492,768        949,069
                                                                              -----------------------------
Net assets, end of year                                                       $1,417,496     $1,031,134
                                                                              =============================






                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000


                                                                            BERGER SERIES
                                                            ----------------------------------------------
                                                              BERGER IPT    SMALL COMPANY
                                                            INTERNATIONAL      GROWTH        ALL SERIES
                                                             SUB-ACCOUNT     SUB-ACCOUNT      COMBINED
                                                            ----------------------------------------------
Operations:
Net investment income (loss)                                  $ (22,346)     $    6,149    $ 17,272,716
Net unrealized appreciation (depreciation) from
  investments                                                  (428,929)       (640,927)    (42,457,636)
Net realized gain (loss) from investments                       226,389         157,948        (671,944)
                                                            ----------------------------------------------
Net increase (decrease) in net assets resulting from           (224,886)       (476,830)    (25,856,864)
  operations

Capital transactions:
Net increase (decrease) from unit transactions (Note 5)         (88,138)      1,901,310      21,940,590
                                                            ----------------------------------------------

Net increase (decrease) in net assets arising from
  capital transactions                                          (88,138)      1,901,310      21,940,590
                                                            ----------------------------------------------

Total increase (decrease) in net assets                        (313,024)      1,424,480      (3,916,274)

Net assets, beginning of period                                1,972,945      1,374,258     212,345,998
                                                            ----------------------------------------------
Net assets, end of year                                       $1,659,921     $2,798,738    $208,429,724
                                                            ==============================================





                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000



                                                            CLASF SERIES
                         ------------------------------------------------------------------------------
                                                                                             INTER-
                            MONEY                                                           NATIONAL
                            MARKET      MANAGED        BOND        EQUITY      CAPITAL       EQUITY
                             SUB-         SUB-         SUB-         SUB-         SUB-         SUB-
                           ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT
                         ------------------------------------------------------------------------------
Operations:
Net investment income
  (loss)                 $   443,128  $  799,209   $  172,639   $   638,440   $1,292,269   $  331,134
Net unrealized
  appreciation
  (depreciation) from
  investments                     --    (193,617)    (279,641)      151,165     (149,348)     213,925
Net realized gain
  (loss) from
  investments                     --     (76,443)    (166,226)      179,253      584,639      151,534
                         ------------------------------------------------------------------------------

Net increase (decrease)
  in net assets
  resulting from             443,128     529,149     (273,228)      968,858    1,727,560      696,593
  operations

Capital transactions:
Net increase (decrease)
  from unit
  transactions
  (Note 5)                 3,976,658  (2,387,645)    (722,066)   (1,723,826)    (625,953)    (636,258)
                         ------------------------------------------------------------------------------

Net increase (decrease)
  in net assets arising
  from capital
  transactions             3,976,658  (2,387,645)    (722,066)   (1,723,826)    (625,953)    (636,258)
                         ------------------------------------------------------------------------------

Total increase
  (decrease) in net
  assets                   4,419,786  (1,858,496)    (995,294)     (754,968)   1,101,607       60,335

Net assets, beginning
  of period               13,138,319   9,019,810    5,640,639     6,483,181    3,791,927    2,256,911
                         ------------------------------------------------------------------------------


Net assets, end of year  $17,558,105  $7,161,314   $4,645,345   $ 5,728,213   $4,893,534   $2,317,246
                         ==============================================================================





                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000


                                                                    FIDELITY SERIES
                                               ----------------------------------------------------------
                                                   ASSET        FIDELITY
                                                  MANAGER        GROWTH      HIGH INCOME     OVERSEAS
                                                SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                               ----------------------------------------------------------
Operations:
  Net investment income (loss)                 $   671,624    $ 1,479,133     $  630,128    $   80,167
Net unrealized appreciation (depreciation)
  from investments                                  72,790        903,826        457,729     1,535,281
Net realized gain (loss) from investments          312,456      2,740,341       (567,319)    1,103,446
                                               ----------------------------------------------------------

Net increase (decrease) in net assets
  resulting from operations                      1,056,870      5,123,300        520,538     2,718,894

Capital transactions:
  Net increase (decrease) fom unit
  transactions (Note 5)                           (342,891)     2,547,462        215,361      (902,065)
                                               ----------------------------------------------------------

Net increase (decrease) in net assets
  arising from capital transactions               (342,891)     2,547,462        215,361      (902,065)
                                               ----------------------------------------------------------

Total increase (decrease) in net assets            713,979      7,670,762        735,899     1,816,829

Net assets, beginning of period                 11,161,205     15,367,164      8,225,051     3,162,050
                                               ----------------------------------------------------------

Net assets, end of year                        $11,875,184    $23,037,926     $8,960,950    $4,978,879
                                               ==========================================================







                           See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000


                                                                              FIDELITY SERIES (CONTINUED)
                                                                              ----------------------------
                                                                    INDEX        GROWTH
                                                                     500       CONTRAFUND   OPPORTUNITIES
                                                                 SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                                                 -----------------------------------------
Operations:
Net investment income (loss)                                      $    2,679      $ 31,865      $ 19,003
Net unrealized appreciation (depreciation) from investments        3,734,574       331,809       (16,521)
Net realized gain (loss) from investments                          2,550,934        88,264        41,095
                                                                 -----------------------------------------

Net increase (decrease) in net assets resulting from operations    6,288,187       451,938        43,577

Capital transactions:
Net increase (decrease) from unit transactions (Note 5)           (1,780,311)    1,565,936       602,608
                                                                 -----------------------------------------

Net increase (decrease) in net assets arising from capital
transactions                                                      (1,780,311)    1,565,936       602,608
                                                                 -----------------------------------------

Total increase (decrease) in net assets                            4,507,876     2,017,874       646,185

Net assets, beginning of period                                   14,491,898     1,097,123     1,131,995
                                                                 -----------------------------------------

Net assets, end of year                                          $18,999,774    $3,114,997    $1,778,180
                                                                 =========================================






                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000



                                                                                    SELIGMAN SERIES
                                                                            -------------------------------
                                                                            COMMUNICATIONS
                                                                                 AND
                                                                             INFORMATION      FRONTIER
                                                                             SUB-ACCOUNT     SUB-ACCOUNT
                                                                            -------------------------------
Operations:
Net investment income (loss)                                                $ 3,783,842      $ (34,463)
Net unrealized appreciation (depreciation) from investments                   3,347,432         259,805
Net realized gain (loss) from investments                                     5,043,992          46,941
                                                                            -------------------------------

Net increase (decrease) in net assets resulting from operations              12,175,266         272,283

Capital transactions:
Net increase (decrease) from unit transactions (Note 5)                       1,734,314     (1,256,258)
                                                                            -------------------------------

Net increase (decrease) in net assets arising from capital transactions       1,734,314     (1,256,258)
                                                                            -------------------------------

Total increase (decrease) in net assets                                      13,909,580       (983,975)

Net assets, beginning of period                                              14,516,164       3,720,593
                                                                            -------------------------------

Net assets, end of year                                                     $28,425,744      $2,736,618
                                                                            ===============================


                             See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000



                                                                        ALGER AMERICAN SERIES
                                                          --------------------------------------------------
                                                             SMALL         ALGER                   LEVERAGED
                                                        CAPITALIZATION    GROWTH       MIDCAP       ALLCAP
                                                          SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                          ---------------------------------------------------
Operations:
Net investment income (loss)                               $ 886,069    $   707,279   $  705,671  $   167,674
Net unrealized appreciation (depreciation) from
  investments                                                104,024        749,606      115,187    2,828,234
Net realized gain (loss) from investments                  1,612,306      2,334,949      861,610      714,723
                                                          ---------------------------------------------------
Net increase (decrease) in net assets resulting from       2,602,399      3,791,834    1,682,468    3,710,631
  operations

Capital transactions:
Net increase (decrease) from unit transactions (Note 5)   (1,801,011)    12,120,485   (1,251,663)   6,248,889
                                                          ---------------------------------------------------

Net increase (decrease) in net assets arising from
  capital transactions                                    (1,801,011)    12,120,485   (1,251,663)   6,248,889
                                                          ---------------------------------------------------

Total increase (decrease) in net assets                      801,388     15,912,319      430,805    9,959,520

Net assets, beginning of period                            3,163,631      6,812,347    2,466,531    1,939,908
                                                          ---------------------------------------------------

Net assets, end of year                                   $3,965,019    $22,724,666   $2,897,336  $11,899,428
                                                          ===================================================






                           See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000



                                                                               DREYFUS SERIES
                                                                 -----------------------------------------
                                                                  GROWTH AND     SOCIALLY      CAPITAL
                                                                    INCOME      RESPONSIBLE  APPRECIATION
                                                                  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                                                                 -----------------------------------------
Operations:
Net investment income (loss)                                       $ 174,866     $ 188,121    $ (9,561)
Net unrealized appreciation (depreciation) from investments          474,677       818,581      163,803
Net realized gain (loss) from investments                            323,196       551,243      154,751
                                                                 -----------------------------------------
Net increase (decrease) in net assets resulting from operations      972,739     1,557,945      308,993

Capital transactions:
Net increase (decrease) from unit transactions (Note 5)            (292,125)     1,876,573      882,430
                                                                 -----------------------------------------

Net increase (decrease) in net assets arising from capital
transactions                                                       (292,125)     1,876,573      882,430
                                                                 -----------------------------------------

Total increase (decrease) in net assets                              680,614     3,434,518    1,191,423

Net assets, beginning of period                                    6,737,695     4,659,448    2,154,802
                                                                 -----------------------------------------

Net assets, end of year                                           $7,418,309    $8,093,966   $3,346,225
                                                                 =========================================







                           See accompanying notes.

              CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000


                                                                                    MONTGOMERY SERIES
                                                                              ------------------------------
                                                                                 EMERGING   VARIABLE SERIES
                                                                                 MARKETS        GROWTH
                                                                               SUB-ACCOUNT    SUB-ACCOUNT
                                                                              -----------------------------
Operations:
Net investment income (loss)                                                  $   (15,024)   $   (5,540)
Net unrealized appreciation (depreciation) from investments                       851,214       113,297
Net realized gain (loss) from investments                                        (282,767)       69,473
                                                                              -----------------------------
Net increase (decrease) in net assets resulting from operations                   553,423       177,230

Capital transactions:
Net increase (decrease) from unit transactions (Note 5)                          (476,430)     (422,037)
                                                                              -----------------------------
Net increase (decrease) in net assets arising from capital transactions          (476,430)     (422,037)
                                                                              -----------------------------

Total increase (decrease) in net assets                                            76,993      (244,807)

Net assets, beginning of period                                                 1,415,775     1,193,876
                                                                              -----------------------------

Net assets, end of year                                                       $ 1,492,768    $  949,069
                                                                              =============================







                           See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                         YEAR ENDED DECEMBER 31, 2000


                                                                            BERGER SERIES
                                                                  ---------------------------------
                                                                    BERGER IPT     SMALL COMPANY
                                                                   INTERNATIONAL       GROWTH         ALL SERIES
                                                                    SUB-ACCOUNT     SUB-ACCOUNT        COMBINED
                                                                  --------------------------------------------------
Operations:
Net investment income (loss)                                       $   (18,831)       $  (8,747)    $ 13,112,774
Net unrealized appreciation (depreciation) from investments            329,157          314,690       17,231,679
Net realized gain (loss) from investments                              201,242          235,367       18,809,000
                                                                  --------------------------------------------------
Net increase (decrease) in net assets resulting from operations        511,568          541,310       49,153,453

Capital transactions:
Net increase (decrease) from unit transactions (Note 5)             (1,055,318)         520,723       16,615,582
                                                                  --------------------------------------------------
Net increase (decrease) in net assets arising from
  capital transactions                                              (1,055,318)         520,723       16,615,582
                                                                  --------------------------------------------------

Total increase (decrease) in net assets                               (543,750)       1,062,033       65,769,035

Net assets, beginning of period                                      2,516,695          312,225      146,576,963
                                                                  --------------------------------------------------

Net assets, end of year                                             $1,972,945       $1,374,258    $ 212,345,998
                                                                  ==================================================








                           See accompanying notes.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

1.   ORGANIZATION

Canada Life of America Variable Annuity Account 1 ("Variable Annuity Account 1") was established on July 22, 1988 as a separate investment account of Canada Life Insurance Company of America ("CLICA") to receive and invest premium payments under variable annuity policies issued by CLICA. Variable Annuity Account 1 is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The assets of Variable Annuity Account 1 are invested in the following diversified open-end management investment companies: Fidelity Investments Variable Insurance Products Fund ("Fidelity"), Seligman Portfolios, Inc. ("Seligman"), Alger American Fund ("Alger American"), and Montgomery Funds III ("Montgomery"). Additionally, assets are invested in Dreyfus Variable Investment Fund ("Dreyfus"), an open-ended, non-diversified, management investment company, and Berger Institutional Products Trust ("Berger"). Variable Annuity Account 1 commenced operations on December 4, 1989. Prior to April 28, 2000 assets of Variable Annuity Account 1 were also invested in Canada Life of America Series Fund (CLASF), a diversified open-end management investment company. Effective April 28, 2000 the operations of CLASF were discontinued and the assets invested in CLASF were transferred to Fidelity and Alger American.

The assets of Variable Annuity Account 1 are the property of CLICA. The portion of Variable Annuity Account 1 assets applicable to the policies will not be charged with liabilities arising out of any other business CLICA may conduct.

2.   SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Investments in shares of CLASF, Fidelity, Seligman, Alger American, Montgomery, Dreyfus and Berger are valued at the reported net asset values of the respective portfolios. Realized gains and losses are computed on the basis of average cost. The difference between cost and current market value of investments owned is recorded as an unrealized gain or loss on investments.

DIVIDENDS

Dividends and capital gain distributions are recorded on the ex-dividend date and reflect the dividends declared by CLASF, Fidelity, Seligman, Alger American, Montgomery, Dreyfus and Berger from their accumulated net investment income and net realized investment gains. Dividends in the CLASF Money Market Sub-account and Fidelity VIP Money Market Sub-account are declared daily and paid quarterly and monthly respectively. Dividends in all other Sub-accounts are declared and paid annually. Dividends paid to Variable Annuity Account 1 are reinvested in additional shares of the respective Sub-accounts at the net asset value per share.

FEDERAL INCOME TAXES

Variable Annuity Account 1 is not taxed separately because the operations of Variable Annuity Account 1 will be included in the Federal income tax return of CLICA, which is taxed as a "life insurance company" under the provisions of the Internal Revenue Code.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

3.   INVESTMENTS

The investments held by Variable Annuity Account 1 as at December 31, 2000 are as follows:

                                                          NUMBER OF              MARKET              MARKET
                                                            SHARES               PRICE                VALUE             COST
                                                      ------------------------------------------------------------------------------
FIDELITY SERIES

Asset Manager Sub-account                                    999,024             16.00             $15,984,384         $16,631,713
Fidelity Growth Sub-account                                  495,386             43.65              21,623,599          22,155,579
High Income Sub-account                                      836,025              8.18               6,838,685           7,163,432
Overseas Sub-account                                         393,759             19.99               7,871,242           7,925,831
Index 500 Sub-account                                         96,384            149.53              14,412,300          14,086,040
Contrafund Sub-account                                       359,959             23.74               8,545,427           9,004,448
Growth Opportunities Sub-account                             104,455             17.74               1,853,032           1,858,482
Fidelity VIP Money Market Sub-account                      8,951,502              1.00               8,951,502           8,951,502
Fidelity VIP II Investment Grade Bond Sub-account            344,307             12.59               4,334,825           4,122,275

SELIGMAN SERIES
---------------
Communications and Information Sub-account                 1,425,873             14.82              21,131,438          31,119,124
Frontier Sub-account                                         148,745             15.26               2,269,849           2,255,625

ALGER AMERICAN SERIES
---------------------
Small Capitalization Sub-account                              98,608             23.49               2,316,302           2,568,040
Alger Growth Sub-account                                     264,564             47.27              12,505,940          12,736,620
MidCap Sub-account                                           326,200             30.62               9,988,244           9,607,746
Leveraged AllCap Sub-account                                 328,002             38.80              12,726,478          15,291,400

DREYFUS SERIES
--------------
Growth and Income Sub-account                                253,920             23.48               5,962,042           5,920,458
Socially Responsible Sub-account                             252,800             34.47               8,714,016           9,002,665
Capital Appreciation Sub-account                              74,984             38.91               2,917,627           2,973,298

MONTGOMERY SERIES
-----------------
Emerging Markets Sub-account                                 182,663              7.76               1,417,465           1,697,514
Variable Series Growth Sub-account                            66,349             15.54               1,031,063           1,141,356

BERGER SERIES
-------------
Berger IPT International Sub-account                         126,705             13.10               1,659,836           1,628,811
Small Company Growth Sub-account                             129,483             21.61               2,798,128           3,093,664
                                                                                              --------------------------------------
                                                                                                  $175,853,424        $190,935,623
                                                                                              ======================================

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

4.   SECURITY PURCHASES AND SALES

The aggregate cost of purchases of investments in 2000 is presented below:

                                                                                   AGGREGATE COST
                                                                                    OF PURCHASES
                                                                                ---------------------
CLASF SERIES
------------
Money Market Sub-account                                                               $ 272,146,285
Managed Sub-account                                                                        1,929,753
Bond Sub-account                                                                           5,077,479
Equity Sub-account                                                                         2,847,171
Capital Sub-account                                                                        4,641,747
International Equity Sub-account                                                           1,126,331

FIDELITY SERIES
---------------
Asset Manager Sub-account                                                                 14,907,992
Fidelity Growth Sub-account                                                               68,096,182
High Income Sub-account                                                                   24,700,838
Overseas Sub-account                                                                     103,422,877
Index 500 Sub-account                                                                    380,096,691
Contrafund Sub-account                                                                    10,391,203
Growth Opportunities Sub-account                                                          77,067,417
Fidelity VIP Money Market Sub-account                                                  1,049,377,842
Fidelity VIP II Investment Grade Bond Sub-account                                         16,193,218

SELIGMAN SERIES
---------------
Communications and Information Sub-account                                                59,057,203
Frontier Sub-account                                                                      22,340,217

ALGER AMERICAN SERIES
---------------------
Small Capitalization Sub-account                                                         325,430,195
Alger Growth Sub-account                                                                 293,184,711
MidCap Sub-account                                                                       582,062,662
Leveraged AllCap Sub-account                                                              24,031,028

DREYFUS SERIES
--------------
Growth and Income Sub-account                                                              3,034,236
Socially Responsible Sub-account                                                           7,635,747
Capital Appreciation Sub-account                                                           4,927,558

MONTGOMERY SERIES
-----------------
Emerging Markets Sub-account                                                               2,215,309
Variable Series Growth Sub-account                                                         1,093,685

BERGER SERIES
-------------
Berger IPT International Sub-account                                                       3,207,561
Small Company Growth Sub-account                                                           4,101,244
                                                                                ---------------------
                                                                                      $3,364,344,382
                                                                                =====================

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

4.   SECURITY PURCHASES AND SALES (CONTINUED)

The proceeds from sales of investments in 2000 are presented below:

                                                                                        PROCEEDS
                                                                                       FROM SALES
                                                                                -------------------------
CLASF SERIES
------------
Money Market Sub-account                                                                  $  287,544,145
Managed Sub-account                                                                            7,939,590
Bond Sub-account                                                                               9,654,308
Equity Sub-account                                                                             7,245,992
Capital Sub-account                                                                            6,458,011
International Equity Sub-account                                                               2,604,221

FIDELITY SERIES
---------------
Asset Manager Sub-account                                                                      8,866,934
Fidelity Growth Sub-account                                                                   64,944,335
High Income Sub-account                                                                       25,274,973
Overseas Sub-account                                                                          98,113,233
Index 500 Sub-account                                                                        380,154,522
Contrafund Sub-account                                                                         3,942,159
Growth Opportunities Sub-account                                                              76,513,638
Fidelity VIP Money Market Sub-account                                                      1,040,426,340
Fidelity VIP II Investment Grade Bond Sub-account                                             12,232,492

SELIGMAN SERIES
---------------
Communications and Information Sub-account                                                    51,369,288
Frontier Sub-account                                                                          22,619,539

ALGER AMERICAN SERIES
---------------------
Small Capitalization Sub-account                                                             328,279,233
Alger Growth Sub-account                                                                     299,417,963
MidCap Sub-account                                                                           579,988,381
Leveraged AllCap Sub-account                                                                  17,548,072

DREYFUS SERIES
--------------
Growth and Income Sub-account                                                                  3,911,191
Socially Responsible Sub-account                                                               5,809,389
Capital Appreciation Sub-account                                                               5,399,099

MONTGOMERY SERIES
-----------------
Emerging Markets Sub-account                                                                   1,669,037
Variable Series Growth Sub-account                                                               783,046

BERGER SERIES
-------------
Berger IPT International Sub-account                                                           3,257,706
Small Company Growth Sub-account                                                               2,169,587
                                                                                -------------------------
                                                                                          $3,354,136,424
                                                                                =========================

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

5.   SUMMARY OF CHANGES FROM UNIT TRANSACTIONS

        The following table represents a summary of changes from unit transactions attributable to contract holders for the periods indicated.



                                                                                         YEAR ENDED DECEMBER 31, 2000

CLASF SERIES                                                                             UNITS                   AMOUNT
------------                                                                    ------------------------------------------------
        Money Market Sub-account
        Accumulation Units:
         Contract purchases and net transfers in                                             36,941,228          $ 502,112,639
         Terminated contracts and net transfers out                                         (38,235,580)          (519,920,398)
                                                                                ------------------------------------------------
                                                                                             (1,294,352)           (17,807,759)
        Managed Sub-account
        Accumulation Units:
         Contract purchases and net transfers in                                                227,824              5,198,004
         Terminated contracts and net transfers out                                            (545,986)           (12,902,285)
                                                                                ------------------------------------------------
                                                                                               (318,162)            (7,704,281)
        Bond Sub-account
        Accumulation Units:
         Contract purchases and net transfers in                                             45,917,971            773,184,854
         Terminated contracts and net transfers out                                         (46,194,613)          (777,911,683)
                                                                                ------------------------------------------------
                                                                                               (276,642)            (4,726,829)
        Equity Sub-account
        Accumulation Units:
         Contract purchases and net transfers in                                                 64,626              1,740,711
         Terminated contracts and net transfers out                                            (272,413)            (8,100,187)
                                                                                ------------------------------------------------
                                                                                               (207,787)            (6,359,476)
        Capital Sub-account
        Accumulation Units:
         Contract purchases and net transfers in                                                 37,813              1,289,169
         Terminated contracts and net transfers out                                            (178,301)            (6,609,872)
                                                                                ------------------------------------------------
                                                                                               (140,488)            (5,320,703)
        International Equity Sub-account
        Accumulation Units:
         Contract purchases and net transfers in:                                                41,328                804,326
         Terminated contracts and net transfers out                                            (155,578)            (3,011,735)
                                                                                ------------------------------------------------
                                                                                               (114,250)            (2,207,409)

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

5.    SUMMARY OF CHANGES FROM UNIT TRANSACTIONS (CONTINUED)

                                                                                             YEAR ENDED DECEMBER 31, 2000

FIDELITY SERIES                                                                             UNITS                   AMOUNT
---------------                                                                    -------------------------------------------------
Asset Manager Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                      527,286             $ 15,890,866
  Terminated contracts and net transfers out                                                  (363,557)             (10,894,726)
                                                                                   -------------------------------------------------
                                                                                               163,729                4,996,140
Fidelity Growth Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                    1,709,777              138,415,073
  Terminated contracts and net transfers out                                                (1,699,749)            (138,047,810)
                                                                                   -------------------------------------------------
                                                                                                10,028                  367,263
High Income Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                      556,203               17,946,839
  Terminated contracts and net transfers out                                                  (556,683)             (19,026,960)
                                                                                   -------------------------------------------------
                                                                                                  (480)              (1,080,121)
Overseas Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                    3,542,499              103,388,550
  Terminated contracts and net transfers out                                                (3,470,483)            (100,615,834)
                                                                                   -------------------------------------------------
                                                                                                72,016                2,772,716
Index 500 Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                    3,251,302              585,163,746
  Terminated contracts and net transfers out                                                (3,269,979)            (585,659,663)
                                                                                   -------------------------------------------------
                                                                                               (18,677)                (495,917)
Contrafund Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                      404,736               12,570,485
  Terminated contracts and net transfers out                                                  (210,780)              (6,456,116)
                                                                                   -------------------------------------------------
                                                                                               193,956                6,114,369
Growth Opportunities Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                    7,436,375              171,725,942
  Terminated contracts and net transfers out                                                (7,450,302)            (172,019,093)
                                                                                   -------------------------------------------------
                                                                                               (13,927)                (293,151)
Fidelity VIP Money Market Sub-account*
Accumulation Units:
  Contract purchases and net transfers in                                                  103,035,421            1,435,660,293
  Terminated contracts and net transfers out                                               (99,825,767)          (1,390,998,215)
                                                                                   -------------------------------------------------
                                                                                             3,209,654               44,662,078
Fidelity VIP II Investment Grade Bond Sub-account*
Accumulation Units:
  Contract purchases and net transfers in                                                   42,138,910              726,931,274
  Terminated contracts and net transfers out                                               (41,904,945)            (722,934,231)
                                                                                   -------------------------------------------------
                                                                                               233,965                3,997,043

*       For the period May 1, 2000 (commencement of operations) to December 31,
        2000.

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

5.   SUMMARY OF CHANGES FROM UNIT TRANSACTIONS (CONTINUED)

                                                                                      YEAR ENDED DECEMBER 31 2000

SELIGMAN SERIES                                                                       UNITS               AMOUNT
---------------                                                                 ----------------------------------------
      Communications and Information Sub-account
      Accumulation Units:
         Contract purchases and net transfers in                                       1,730,422         $ 76,581,683
         Terminated contracts and net transfers out                                   (1,616,710)         (71,483,341)
                                                                                ----------------------------------------
                                                                                         113,712            5,098,342
      Frontier Sub-account
      Accumulation Units:
         Contract purchases and net transfers in                                       1,163,385           24,036,697
         Terminated contracts and net transfers out                                   (1,163,484)         (24,318,264)
                                                                                ----------------------------------------
                                                                                             (99)            (281,567)
Alger American Series

      Small Capitalization Sub-account
      Accumulation Units:
         Contract purchases and net transfers in                                       7,466,379          505,863,122
         Terminated contracts and net transfers out                                   (7,476,596)        (509,721,844)
                                                                                ----------------------------------------
                                                                                         (10,217)          (3,858,722)
      Alger Growth Sub-account
      Accumulation Units:
         Contract purchases and net transfers in                                       7,250,366          606,234,256
         Terminated contracts and net transfers out                                   (7,344,028)        (614,007,909)
                                                                                ----------------------------------------
                                                                                         (93,662)          (7,773,653)
      MidCap Sub-account
      Accumulation Units:
         Contract purchases and net transfers in                                      15,452,280          690,157,770
         Terminated contracts and net transfers out                                  (15,292,422)        (686,456,998)
                                                                                ----------------------------------------
                                                                                         159,858            3,700,772
      Leveraged AllCap Sub-account
      Accumulation Units:
         Contract purchases and net transfers in                                         849,141           51,549,729
         Terminated contracts and net transfers out                                     (763,286)         (46,319,605)
                                                                                ----------------------------------------
                                                                                          85,855            5,230,124

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

5.   SUMMARY OF CHANGES FROM UNIT TRANSACTIONS (CONTINUED)

                                                                                       YEAR ENDED DECEMBER 31, 2000

DREYFUS SERIES                                                                         UNITS                 AMOUNT
                                                                                --------------------------------------------
Growth and Income Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                              215,104             $ 7,346,353
  Terminated contracts and net transfers out                                          (249,621)             (8,449,902)
                                                                                --------------------------------------------
                                                                                       (34,517)             (1,103,549)
Socially Responsible Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                              439,827              19,505,149
  Terminated contracts and net transfers out                                          (398,106)            (17,705,699)
                                                                                --------------------------------------------
                                                                                        41,721               1,799,450
Capital Appreciation Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                              188,762               7,434,021
  Terminated contracts and net transfers out                                          (198,153)             (7,798,827)
                                                                                --------------------------------------------
                                                                                        (9,391)               (364,806)
MONTGOMERY SERIES

Emerging Markets Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                              358,814               3,379,587
  Terminated contracts and net transfers out                                          (308,705)             (2,813,029)
                                                                                --------------------------------------------
                                                                                        50,109                 566,558
Variable Series Growth Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                               64,507               1,229,345
  Terminated contracts and net transfers out                                           (54,183)             (1,028,839)
                                                                                --------------------------------------------
                                                                                        10,324                 200,506
BERGER SERIES

Berger IPT International Sub-account
Accumulation Units:
Contract purchases and net transfers in                                                347,356               4,597,265
Terminated contracts and net transfers out                                            (354,216)             (4,685,403)
                                                                                        (6,860)                (88,138)
Small Company Growth Sub-account
Accumulation Units:
Contract purchases and net transfers in                                                215,025               5,341,852
Terminated contracts and net transfers out                                            (140,686)             (3,440,542)
                                                                                --------------------------------------------
                                                                                        74,339               1,901,310

Net increase from unit transactions                                                                        $21,940,590
                                                                                                       =====================

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

5.   SUMMARY OF CHANGES FROM UNIT TRANSACTIONS

The following table represents a summary of changes from unit transactions attributable to contract holders for the periods indicated.

                                                                                          YEAR ENDED DECEMBER 31, 1999

CLASF Series                                                                            UNITS                    AMOUNT
                                                                                -------------------------------------------------
Money Market Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                            54,445,478             $ 728,919,366
  Terminated contracts and net transfers out                                        (54,150,112)             (724,942,708)
                                                                                -------------------------------------------------
                                                                                        295,366                 3,976,658
Managed Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                57,370                 1,227,604
  Terminated contracts and net transfers out                                           (172,007)               (3,615,249)
                                                                                -------------------------------------------------
                                                                                       (114,637)               (2,387,645)
Bond Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                              8,942,511               151,258,330
  Terminated contracts and net transfers out                                         (8,984,721)             (151,980,396)
                                                                                -------------------------------------------------
                                                                                        (42,210)                 (722,066)
Equity Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                               252,750                 6,131,426
  Terminated contracts and net transfers out                                           (323,656)               (7,855,252)
                                                                                -------------------------------------------------
                                                                                        (70,906)               (1,723,826)
Capital Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                               129,102                 3,338,936
  Terminated contracts and net transfers out                                           (161,302)               (3,964,889)
                                                                                -------------------------------------------------
                                                                                        (32,200)                 (625,953)
International Equity Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                               113,719                 1,894,012
  Terminated contracts and net transfers out                                           (158,510)               (2,530,270)
                                                                                -------------------------------------------------
                                                                                        (44,791)                 (636,258)
                                                                                  -------------------------------------------------

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

5.   SUMMARY OF CHANGES FROM UNIT TRANSACTIONS (CONTINUED)


                                                                                        YEAR ENDED DECEMBER 31, 1999

Fidelity Series                                                                    UNITS                      AMOUNT
                                                                                ---------------------------------------------
Asset Manager Sub-account
Accumulation Units:
  Contract purchases and net transfers I                                                644,252            $ 18,039,229
  Terminated contracts and net transfers out                                           (655,973)            (18,382,120)
                                                                                ---------------------------------------------
                                                                                        (11,721)               (342,891)
Fidelity Growth Sub-account
Accumulation Units:
Contract purchases and net transfers in                                                 599,151              44,387,273
Terminated contracts and net transfers out                                             (571,500)            (41,839,811)
                                                                                ---------------------------------------------
                                                                                         27,651               2,547,462
High Income Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                               393,268              13,973,663
  Terminated contracts and net transfers out                                           (387,508)            (13,758,302)
                                                                                ---------------------------------------------
                                                                                          5,760                 215,361
Overseas Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                             1,317,642              33,460,160
  Terminated contracts and net transfers out                                         (1,301,007)            (34,362,225)
                                                                                ---------------------------------------------
                                                                                         16,635                (902,065)
Index 500 Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                             1,576,750             260,057,833
  Terminated contracts and net transfers out                                         (1,567,085)           (261,838,144)
                                                                                ---------------------------------------------
                                                                                          9,665              (1,780,311)
Contrafund Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                               123,045               3,493,794
  Terminated contracts and net transfers out                                            (67,189)             (1,927,858)
                                                                                ---------------------------------------------
                                                                                         55,856               1,565,936
Growth Opportunities Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                75,470               1,816,494
  Terminated contracts and net transfers out                                            (50,562)             (1,213,886)
                                                                                ---------------------------------------------
                                                                                         24,908                 602,608
                                                                                  -------------------------------------------

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

5.   SUMMARY OF CHANGES FROM UNIT TRANSACTIONS (CONTINUED)

                                                                                         YEAR ENDED DECEMBER 31, 1999

Seligman Series                                                                         UNITS                   AMOUNT
                                                                                ------------------------------------------------
Communications and Information Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                              1,248,132             $ 40,105,028
  Terminated contracts and net transfers out                                          (1,207,886)             (38,370,714)
                                                                                ------------------------------------------------
                                                                                          40,246                1,734,314
Frontier Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                542,136                9,142,659
  Terminated contracts and net transfers out                                            (613,104)             (10,398,917)
                                                                                ------------------------------------------------
                                                                                         (70,968)              (1,256,258)
Alger American Series

Small Capitalization Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                              5,448,791              309,478,620
  Terminated contracts and net transfers out                                          (5,455,836)            (311,279,631)
                                                                                ------------------------------------------------
                                                                                          (7,045)              (1,801,011)
Alger Growth Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                              4,224,504              309,721,009
  Terminated contracts and net transfers out                                          (4,060,382)            (297,600,524)
                                                                                ------------------------------------------------
                                                                                         164,122               12,120,485
MidCap Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                              6,972,265              228,967,158
  Terminated contracts and net transfers out                                          (6,980,067)            (230,218,821)
                                                                                ------------------------------------------------
                                                                                          (7,802)              (1,251,663)
Leveraged AllCap Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                245,841               11,366,118
  Terminated contracts and net transfers out                                            (107,422)              (5,117,229)
                                                                                ------------------------------------------------
                                                                                         138,419                6,248,889
                                                                                  ----------------------------------------------

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

5.    SUMMARY OF CHANGES FROM UNIT TRANSACTIONS (CONTINUED)


                                                                                       YEAR ENDED DECEMBER 31, 1999

Dreyfus Series                                                                     UNITS                     AMOUNT
                                                                                --------------------------------------------
Growth and Income Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                   313,449            $ 9,447,933
  Terminated contracts and net transfers out                                               (324,071)            (9,740,058)
                                                                                --------------------------------------------
                                                                                            (10,622)              (292,125)
Socially Responsible Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                   685,565             25,613,427
  Terminated contracts and net transfers out                                               (637,503)           (23,736,854)
                                                                                --------------------------------------------
                                                                                             48,062              1,876,573
Capital Appreciation Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                   211,739              7,816,949
  Terminated contracts and net transfers out                                               (186,667)            (6,934,519)
                                                                                --------------------------------------------
                                                                                             25,072                882,430
Montgomery Series

Emerging Markets Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                   236,228              1,922,740
  Terminated contracts and net transfers out                                               (314,329)            (2,399,170)
                                                                                --------------------------------------------
                                                                                            (78,101)              (476,430)
Variable Series Growth Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                    83,107              1,568,443
  Terminated contracts and net transfers out                                               (107,496)            (1,990,480)
                                                                                --------------------------------------------
                                                                                            (24,389)              (422,037)
Berger Series

Berger IPT International Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                   310,406              3,758,801
  Terminated contracts and net transfers out                                               (399,687)            (4,814,119)
                                                                                --------------------------------------------
                                                                                            (89,281)            (1,055,318)
Small Company Growth Sub-account
Accumulation Units:
  Contract purchases and net transfers in                                                   163,917              2,483,225
  Terminated contracts and net transfers out                                               (128,866)            (1,962,502)
                                                                                --------------------------------------------
                                                                                             35,051                520,723

Net increase from unit transactions                                                                           $ 16,615,582
                                                                                                      ======================

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

6.    MORTALITY AND EXPENSE RISK (M AND E) CHARGES

CLICA assumes mortality and expense risks related to the operations of Variable Annuity Account 1 and deducts a charge equal to an effective annual rate of either 1.25% or 1.40% of the net asset value of each unit held by the sub-accounts at each daily valuation period.

7.    NET ASSETS

Net assets in each Sub-account as at December 31, 2000 consisted of the following:

                                                                                  NET REALIZED   NET UNREALIZED
                                                      ACCUMULATED   ACCUMULATED    GAIN (LOSS)    APPRECIATION
                                          UNIT          M AND E     INVESTMENTS        ON        (DEPRECIATION)   NET ASSETS
           SUB-ACCOUNT                TRANSACTIONS      CHARGES       INCOME       INVESTMENTS   ON INVESTMENTS    COMBINED
------------------------------------------------------------------------------------------------------------------------------
CLASF SERIES
------------
Money Market                         $ (1,516,605)   $  (659,962)  $ 2,176,567   $        --    $         --    $         --
Managed                                (6,725,590)    (1,108,799)    7,952,099      (117,710)             --              --
Bond                                     (575,110)      (301,091)    1,273,360      (397,159)             --              --
Equity                                 (4,304,962)      (478,428)    4,725,099        58,291              --              --
Capital                                (4,343,639)      (245,864)    4,639,128       (49,625)             --              --
International Equity                     (923,136)      (101,913)    1,028,419        (3,370)             --              --

FIDELITY SERIES
---------------
Asset Manager                          12,735,643       (635,785)    3,928,066       601,383        (647,329)     15,981,978
Fidelity Growth                        11,629,837       (959,882)    6,119,323     4,679,998        (531,980)     20,937,296
High Income                             6,402,837       (463,320)    2,785,311    (1,564,351)       (324,747)      6,835,730
Overseas                                4,577,014       (279,968)      990,615       570,459         (54,589)      5,803,531
Index 500                               8,687,551       (650,646)      764,056     4,792,805         326,260      13,920,026
Contrafund                              8,660,943       (124,184)      489,318       (24,657)       (459,021)      8,542,399
Growth Opportunities                    1,340,217        (55,036)      237,526      (344,462)         (5,450)      1,172,795
Fidelity VIP Money Market              44,662,078       (218,542)    1,017,530            --              --      45,461,066
Fidelity VIP II Investment Grade
   Bond                                 3,997,043        (36,474)           --       161,549         212,550       4,334,668

SELIGMAN SERIES
---------------
Communications
   and Information                     16,156,482       (939,201)    9,388,959     6,512,884      (9,987,686)     21,131,438
Frontier                                  950,629       (210,340)      804,312       711,036          14,224       2,269,861

ALGER AMERICAN SERIES
---------------------
Small Capitalization                   (4,242,163)      (193,356)    2,148,664     4,854,746        (251,738)      2,316,153
Alger Growth                            8,861,463       (467,632)    3,346,128       996,532        (230,680)     12,505,811
MidCap                                  4,157,053       (308,448)    2,121,780     3,637,261         380,498       9,988,144
Leveraged AllCap                       12,786,535       (298,460)    1,700,495     1,102,834      (2,564,922)     12,726,482

DREYFUS SERIES
--------------
Growth and Income                       4,238,726       (340,361)    1,399,524       624,459          41,584       5,963,932
Socially Responsible                    7,576,119       (254,806)      519,538     1,161,288        (288,649)      8,713,490
Capital Appreciation                    2,647,721        (91,494)       94,386       322,693         (55,671)      2,917,635

MONTGOMERY SERIES
-----------------
Emerging Markets                        2,730,661        (90,058)       10,299      (953,357)       (280,049)      1,417,496
Variable Series Growth                  1,021,269        (47,987)      115,925        52,220        (110,293)      1,031,134

BERGER SERIES
-------------
IPT International                       1,223,154        (79,170)       50,257       434,655          31,025       1,659,921
IPT Small Company Growth                2,736,621        (47,801)       43,823       361,631        (295,536)      2,798,738
                                    ------------------------------------------------------------------------------------------
                                     $145,148,391    $(9,689,008)  $59,870,507   $28,182,033    $(15,082,199)   $208,429,724
                                    ==========================================================================================

                CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

8.   UNIT VALUE

Unit Values as reported in the Statement of Net Assets are calculated as total net assets divided by total units outstanding. The following represents the specific number of units outstanding and the corresponding unit values for Class A and Class B units.

                                                          CLASS A                                      CLASS B
                                               UNITS                      UNIT              UNITS                        UNIT
           SUB-ACCOUNT                      OUTSTANDING                   VALUE          OUTSTANDING                    VALUE
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY SERIES
---------------
Asset Manager                                    250,498                  28.90               307,649                   28.41
Fidelity Growth                                   49,677                  72.59               243,924                   71.05
High Income                                       16,828                  28.05               232,124                   27.41
Overseas                                          37,297                  25.90               190,740                   25.36
Index 500                                         13,587                 166.63                70,831                  164.56
Contrafund                                       110,904                  29.39               181,361                   29.13
Growth Opportunities                               2,151                  20.34                55,992                   20.16
Fidelity VIP Money Market                        238,383                  14.29             2,971,271                   14.15
Fidelity VIP II Investment Grade
   Bond                                           64,579                  18.66               169,386                   18.48

SELIGMAN SERIES
---------------
Communications
   And Information                                56,917                  28.78               683,643                   28.51
Frontier                                          18,514                  18.19               107,273                   18.02

ALGER AMERICAN SERIES
---------------------
Small Capitalization                               8,147                  53.00                36,210                   52.04
Alger Growth                                      12,036                  71.64               165,463                   70.37
MidCap                                            62,311                  43.29               170,361                   42.80
Leveraged AllCap                                   9,287                  45.88               270,480                   45.48

DREYFUS SERIES
--------------
Growth and Income                                 32,614                  31.51               158,259                   31.19
Socially Responsible                               9,974                  39.06               215,457                   38.63
Capital Appreciation                              11,890                  38.74                64,348                   38.18

MONTGOMERY SERIES
-----------------
Emerging Markets                                  15,604                   7.35               178,661                    7.29
Variable Series Growth                            10,699                  17.54                48,440                   17.41

BERGER SERIES
-------------
IPT International                                  4,906                  12.82               125,292                   12.75
IPT Small Company Growth                          16,110                  20.74               119,653                   20.60
                                          ---------------------------------------------------------------------------------------
                                               1,052,913                                    6,766,818
                                          =======================================================================================

                        CANADA LIFE INSURANCE COMPANY OF
                                     AMERICA

                       2000 STATUTORY FINANCIAL STATEMENTS

                       WITH REPORT OF INDEPENDENT AUDITORS

                    CANADA LIFE INSURANCE COMPANY OF AMERICA

                         STATUTORY FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

                                    CONTENTS

Report of Independent Auditors...........................................................................................       1
Statutory Balance Sheets.................................................................................................       2
Statutory Statements of Operations.......................................................................................       3
Statutory Statements of Capital and Surplus..............................................................................       4
Statutory Statements of Cash Flows.......................................................................................       5
Notes to Statutory Financial Statements..................................................................................       6

                         REPORT OF INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

Board of Directors
Canada Life Insurance Company of America

We have audited the accompanying statutory balance sheets of Canada Life Insurance Company of America as of December 31, 2000 and 1999, and the related statutory statements of operations, capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Michigan Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are also described in Note B. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Canada Life Insurance Company of America at December 31, 2000 and 1999, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2000.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canada Life Insurance Company of America at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting practices prescribed or permitted by the Michigan Insurance Department.

                                                 /s/ Ernst & Young LLP

Atlanta, Georgia
April 3, 2001

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                            STATUTORY BALANCE SHEETS
                            [IN THOUSANDS OF DOLLARS
                            EXCEPT PER SHARE VALUES]

AT DECEMBER 31                                                                                        2000              1999
-----------------------------------------------------------------------------------------------------------------------------------
ADMITTED ASSETS
Investments [note C]
    Bonds                                                                                              $1,325,626       $1,316,100
    Mortgage loans                                                                                        891,694          898,623
    Common and preferred stocks, including subsidiaries                                                    17,960           37,827
    Real estate                                                                                                --            6,400
    Short-term investments                                                                                 21,335           24,810
    Cash                                                                                                      509            3,813
    Receivable for securities                                                                                 265               50
    Other invested assets                                                                                     842            3,813
-----------------------------------------------------------------------------------------------------------------------------------
Total cash and investments                                                                              2,258,231        2,291,436
Investment income due and accrued                                                                          28,629           30,205
Receivable from parent and affiliates                                                                          --            7,844
Other assets                                                                                                  893            4,133
Assets held in Separate Accounts [note I]                                                                 552,828          693,086
-----------------------------------------------------------------------------------------------------------------------------------
Total admitted assets                                                                                  $2,840,581       $3,026,704
===================================================================================================================================

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities
Policy liabilities
    Life and annuity reserves                                                                          $1,864,306       $1,886,010
    Guaranteed investment contracts                                                                       206,656          247,174
    Other policy and contract liabilities                                                                     248              215
-----------------------------------------------------------------------------------------------------------------------------------
Total policy liabilities                                                                                2,071,210        2,133,399
Interest maintenance reserve                                                                               26,103           13,165
Amounts owing to parent and affiliates [note H]                                                            23,809            4,335
Miscellaneous liabilities                                                                                   3,710            7,286
Asset valuation reserve                                                                                    28,182           31,162
Transfers to Separate Accounts due or accrued (net)                                                       (11,653)         (11,399)
Liabilities from Separate Accounts                                                                        552,828          693,086
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                       2,694,189        2,871,034
-----------------------------------------------------------------------------------------------------------------------------------

Capital and surplus [note K]
Common stock - $10.00 par value, authorized - 25,000,000
    Shares; issued and outstanding - 500,000 shares                                                         5,000            5,000
Redeemable preferred stock - $10.00 par value, authorized -
    25,000,000 shares; issued and outstanding - 4,100,000 shares                                           41,000           41,000
Paid-in surplus                                                                                            76,000           76,000
Accumulated surplus                                                                                        24,392           33,670
-----------------------------------------------------------------------------------------------------------------------------------
Total capital and surplus                                                                                 146,392          155,670
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and capital and surplus                                                              $2,840,581       $3,026,704
===================================================================================================================================





                             See accompanying notes.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                       STATUTORY STATEMENTS OF OPERATIONS
                            [IN THOUSANDS OF DOLLARS]

YEARS ENDED DECEMBER 31                                                                2000              1999            1998
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Premiums for insurance and annuity considerations [note G]                               $187,135          $238,675       $329,578
Considerations for supplementary contracts and dividends left on deposit                       --               559          3,357
Net investment income [note C]                                                            185,662           190,492        188,155
Other income                                                                               12,626             8,488          7,942
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                            385,423           438,214        529,032
-----------------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Benefits paid or provided to policyholders
   Annuity                                                                                431,130           391,819        356,748
   Life                                                                                        --             1,306          2,639
   Supplementary contracts and dividends left on deposit                                       --             1,825          2,843
   Dividends to policyholders                                                                  --              (593)         1,011
-----------------------------------------------------------------------------------------------------------------------------------
Total benefits paid or provided to policyholders                                          431,130           394,357        363,241

Increase (decrease) in actuarial reserves                                                 (62,222)           11,567         63,918
Commissions and expense allowances on reinsurance assumed                                  12,208            13,392         14,056
Commissions                                                                                 3,798             5,413          6,246
General insurance expenses                                                                  7,821             7,970          8,737
Taxes, licenses and fees                                                                      625               722          3,913
Transfers to (from) Separate Accounts                                                     (30,605)          (15,387)        46,271
--------------------------------------------------------------------------------------- -------------------------------------------
Total benefits and expenses                                                               362,755           418,034        506,382
-----------------------------------------------------------------------------------------------------------------------------------

Gain from operations before net realized capital losses and federal
   income taxes                                                                            22,668            20,180         22,650
Federal income taxes [note E]                                                               7,236             1,593          3,992
-----------------------------------------------------------------------------------------------------------------------------------

Gain from operations before net realized capital losses                                    15,432            18,587         18,658
Net realized capital losses [note C]                                                       (1,577)           (2,199)          (373)
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                $13,855           $16,388        $18,285
===================================================================================================================================







                             See accompanying notes.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                   STATUTORY STATEMENTS OF CAPITAL AND SURPLUS
                            [IN THOUSANDS OF DOLLARS]

YEARS ENDED DECEMBER 31                                                               2000               1999            1998
-----------------------------------------------------------------------------------------------------------------------------------
Common stock at beginning and end of year                                                 $ 5,000           $ 5,000        $ 5,000

Redeemable preferred stock at beginning and end of year                                    41,000            41,000         41,000

Paid-in surplus at beginning and end of year                                               76,000            76,000         76,000

Accumulated surplus at beginning of year                                                   33,670            19,584          7,530
Net income                                                                                 13,855            16,388         18,285
Change in net unrealized capital gain (loss)                                               (5,610)            1,693           (467)
Change in surplus on account of:
    Prior year federal income tax adjustment                                               (2,212)               --          2,589
    Actuarial valuation basis                                                                  --                --         (5,740)
    Asset valuation reserve                                                                 2,980            (4,128)        (2,226)
    Adjustment for gain (loss) in currency exchange                                           678               133           (392)
    Change in surplus of Separate Account                                                      --                --             25
    Nonadmitted assets                                                                       (469)               --            (20)
    Dividends to stockholder                                                              (18,500)               --             --
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated surplus at end of year                                                         24,392            33,670         19,584
-----------------------------------------------------------------------------------------------------------------------------------

Total capital and surplus                                                                $146,392          $155,670       $141,584
===================================================================================================================================






                             See accompanying notes.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                       STATUTORY STATEMENTS OF CASH FLOWS
                            [IN THOUSANDS OF DOLLARS]

YEARS ENDED DECEMBER 31                                                              2000               1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Premiums, policy proceeds, and other considerations                                $ 187,135          $239,293        $332,841
    Net investment income received                                                       176,775           179,786         177,110
    Benefits paid                                                                       (431,096)         (394,997)       (362,205)
    Insurance expenses paid                                                              (24,656)          (26,971)        (32,814)
    Dividends paid to policyholders                                                           --              (558)         (1,588)
    Federal income taxes paid                                                             (8,309)           (2,541)         (9,738)
    Net transfers from (to) Separate Accounts                                             30,351            13,871         (53,553)
    Withdrawal of seed monies                                                                 --                --           8,852
    Other income                                                                          12,626             8,488           7,941
    Other disbursements                                                                   (2,577)          (24,919)             --
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operations                                                   (59,751)           (8,548)         66,846

INVESTING ACTIVITIES
Proceeds from sales, maturities, or repayments of investments:
    Bonds                                                                                474,913           483,036         389,477
    Mortgage loans and real estate                                                        64,489            89,029          61,367
    Equity and other investments                                                          40,999            11,626          22,694
Cost of investments acquired:
    Bonds                                                                               (455,591)         (470,134)       (411,694)
    Mortgage loans and real estate                                                       (52,509)          (83,911)        (81,621)
    Equity and other investments                                                         (23,215)          (18,944)        (26,403)
Changes in policy loans                                                                       --             9,333             957
Taxes paid on capital gains                                                               (6,304)           (2,508)         (6,409)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investments                                                   42,782            17,527         (51,632)

FINANCING AND MISCELLANEOUS ACTIVITIES
Dividends to stockholder                                                                 (18,500)               --              --
Other sources (uses)                                                                      28,690           (17,526)          4,271
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing and miscellaneous                                   10,190           (17,526)          4,271

Net increase (decrease) in cash and short-term investments                                (6,779)           (8,547)         19,485

Cash and short-term investments - beginning of year                                       28,623            37,170          17,685
-----------------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments - end of year                                           $ 21,844          $ 28,623        $ 37,170
===================================================================================================================================






                             See accompanying notes.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE A
NATURE OF OPERATIONS. Canada Life Insurance Company of America (CLICA or the Company) was incorporated on April 12, 1988 in the State of Michigan and is a wholly-owned subsidiary of The Canada Life Assurance Company (CLA), a stock life and accident and health insurance company. The Company's business consists primarily of group and individual annuity policies assumed from CLA. The Company's direct business consists of individual variable annuity and institutional investment products. The Company is licensed to sell its products in 48 states and the District of Columbia; however, its primary markets are California, Georgia, Virginia, Arkansas and Missouri. The Company's variable annuity products are sold by agents who are licensed and registered representatives of the Company's subsidiary, Canada Life of America Financial Services, Inc. as well as other independent agents.

NOTE B
ACCOUNTING PRACTICES AND BASIS OF PRESENTATION. The accompanying financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Michigan Insurance Department, which practices differ from generally accepted accounting principles (GAAP).

As of December 31, 2000, "prescribed" statutory accounting practices (SAP) are interspersed throughout state insurance laws and regulations, the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. CLICA currently follows only prescribed accounting practices. The preparation of financial statements in conformity with SAP requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from these estimates.

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The Michigan Department of Insurance has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that CLICA uses to prepare its statutory financial statements.

The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual will be reported as an adjustment to surplus as of January 1, 2001. Management believes the impact of these changes will not result in a significant change in CLICA's statutory capital and surplus as of adoption.

SAP followed by the Company differs from generally accepted accounting principles (GAAP) principally as follows:

- Investments. For SAP, all fixed maturities are reported at amortized cost less write-downs for other-than-temporary impairments, based on their NAIC rating. For SAP, the fair values of bonds and stocks are based on values specified by the NAIC versus a quoted or estimated fair value as required for GAAP. For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a component of shareholder's equity for those designated as available-for-sale.

    Credit tenant loans are classified as bonds for SAP and would be considered mortgage loans for GAAP.

    Changes between cost and admitted asset amounts of investment real estate are credited or charged directly to unassigned surplus rather than to income as would be the case for GAAP.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE B
ACCOUNTING PRACTICES AND BASIS OF PRESENTATION (CONTINUED).

    Realized gains and losses on investments for SAP are reported in income, net of tax. The interest maintenance reserve (IMR) serves to defer the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates. The deferred gains and losses are amortized into investment income over the remaining period to maturity based on groupings of individual investments sold in one to ten-year time periods. GAAP does not have a similar concept. For SAP, an asset valuation reserve represents a provision for the possible fluctuations in invested assets and is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period the asset is sold and valuation allowances would be provided when there has been a decline in value deemed other-than-temporary, in which case the provision for such declines would be charged to earnings.

    Valuation allowances, if necessary, are established for mortgage loans based on (1) the difference between the unpaid loan balance and the estimated fair value of the underlying real estate when such loans are determined to be in default as to scheduled payments and (2) a reduction to a maximum percentage of 75% of any loan to the value of the underlying real estate at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages. Under GAAP, valuation allowances would be established when the Company determines it is probable that it will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the loan agreement. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus for SAP, rather than being included as a component of earnings as would be required for GAAP.

- Policy Acquisition Costs. For SAP, the cost of acquiring and renewing business are expensed when incurred. Under GAAP, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

- Nonadmitted Assets. Certain assets designated as nonadmitted, principally receivables, would be included in GAAP assets but are excluded from the SAP balance sheets with changes therein credited or charged directly to unassigned surplus.

- Subsidiaries. The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required for GAAP.

- Recognition of Premiums. For SAP, revenues for annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

- Benefit Reserves. Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

- Federal Income Taxes. Federal income taxes for SAP are generally reported based on income which is currently taxable. Variances between taxes reported and the amount subsequently paid are reported as adjustments to accumulated surplus in the year paid. Deferred income taxes are not provided for differences between the financial statement and tax bases of assets and liabilities under SAP as would be required under GAAP.

- Policyholder Dividends. Policyholder dividends are recognized when declared rather than over the term of the related policies as required for GAAP.

- Reinsurance. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP. For SAP, commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE B
ACCOUNTING PRACTICES AND BASIS OF PRESENTATION (CONTINUED).

- Guaranty Fund and Other Assessments. Guaranty fund and other assessments are accrued when the Company receives notice that an assessment is payable. Under GAAP, guaranty fund and other assessments are accrued at the time the events occur on which assessments are expected to be based.

- Statement of Cash Flows. Cash and short term investments in the statement of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

- Investments. Bonds, mortgage loans, common stocks, preferred stocks, real estate, policy loans, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

    Bonds not backed by other loans, loan-backed bonds and structured securities are stated at amortized cost using the yield method including anticipated future cash flows and anticipated prepayments. Cash flows are updated periodically to reflect prepayments. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective adjustment method.

    Mortgage loans on real estate are stated at amortized cost using the straight-line method.

    Common stocks are stated at fair value.

    Preferred stocks are carried at actual cost.

    Investments in real estate or property acquired in satisfaction of debt are carried at depreciated cost less encumbrances.

    Policy loans are carried at the aggregate unpaid balance.

    Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying values reported in the balance sheet are at cost which approximates fair value.

    The Company utilizes derivative instruments where appropriate in the management of its asset/liability matching and to hedge against fluctuations in interest rates and foreign exchange rates. Gains and losses resulting from these instruments are included in income on a basis consistent with the underlying assets or liabilities that have been hedged. Options are valued at amortized cost and futures are valued at initial margin deposit adjusted by changes in market value

- Premiums and Annuity Considerations. Premium revenues are recognized when due for other than annuities, which are recognized when received.

- Separate Accounts. Separate Accounts are maintained to receive and invest premium payments under individual variable annuity policies issued by the Company. The assets and liabilities of the Separate Account are clearly identifiable and distinguishable from other assets and liabilities of the Company. The contractholder bears the investment risk. Separate Account assets are reported at fair value. The operations of the Separate Account are not included in the accompanying financial statements.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE B
ACCOUNTING PRACTICES AND BASIS OF PRESENTATION (CONTINUED).

- Life Insurance and Annuity Reserves. All policies, except variable annuities and institutional investment products, were acquired through coinsurance reinsurance agreements with CLA. The reserves established meet the requirements of the Insurance Law and Regulations of the State of Michigan and are consistent with the reserving practices of CLA. The Company waives deduction of deferred fractional premium upon death of the insured for all issues. Annual premium is assumed in the reserve calculation and for policies with premium frequency other than annual and the Company holds a separate reserve which is the present value of a death benefit of half of the gross premium for the balance of the policy premium paying period.

    Some policies promise a surrender value in excess of the reserve as legally computed. This excess is calculated and reserved for on a policy by policy basis.

    Policies issued at premiums corresponding to ages higher than the true ages are valued at the rated-up ages. Policies providing for payment at death during certain periods of an amount less than the full amount of insurance, being policies subject to liens, are valued as if the full amount is payable without any deduction. For policies issued with, or subsequently subject to, an extra premium payable annually, an extra reserve is held. The extra premium reserve is 45% of the gross extra premium payable during the year if the policies are rated for reasons other than medical impairments. For medical impairments, the extra premium reserve is calculated at the excess of the reserve based on rated mortality over that of standard mortality.

    At the end of 2000 and 1999, the Company had no insurance in force for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of Michigan. The tabular interest and tabular cost have been determined from the basic data for the calculation of policy reserves. The tabular less actual reserve released and the tabular interest on funds not involving life contingencies have been determined by formula. Other increases are insignificant and relate to the Company valuing the deferred acquisition costs and/or back-end charges in connection with the variable annuity.

- Federal Income Tax. Federal income taxes are provided based on an estimate of the amount currently payable which may not bear a normal relationship to pretax income because of timing and other differences in the calculation of taxable income.

- Policyholder Dividends. Annual policyholder dividends are calculated using either the contribution method or a modified experience premium method. These methods distribute the aggregate divisible surplus among policies in the same proportion as the policies are considered to have contributed to divisible surplus. A proportion of earnings and surplus is allocated to participating policies based on various allocation bases.

NOTE C
INVESTMENTS. The fair value for fixed maturities is based on quoted market prices where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. The carrying value and the fair value of investments in bonds are summarized as follows (in thousands of dollars):

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE C
INVESTMENTS (CONTINUED).

                                                                                              DECEMBER 31, 2000
                                                                            -------------------------------------------------------
                                                                               GROSS         GROSS
                                                                              CARRYING     UNREALIZED    UNREALIZED       FAIR
                                                                               VALUE         GAINS         LOSSES        VALUE
-----------------------------------------------------------------------------------------------------------------------------------

U. S. government obligations                                                   $ 207,195        $5,326       $   (34)    $ 212,487
All other corporate bonds                                                        788,159         6,491       (19,212)      775,438
Public utilities                                                                  66,720           232          (177)       66,775
Mortgage-backed securities                                                        96,558            --            --        96,558
Foreign securities                                                               166,994         1,722        (3,600)      165,116
-----------------------------------------------------------------------------------------------------------------------------------

Total fixed maturities                                                        $1,325,626       $13,771     $(23,023)    $1,316,374
===================================================================================================================================

                                                                                              DECEMBER 31, 1999
                                                                            -------------------------------------------------------
                                                                               GROSS         GROSS
                                                                              CARRYING     UNREALIZED    UNREALIZED       FAIR
                                                                               VALUE         GAINS         LOSSES        VALUE
-----------------------------------------------------------------------------------------------------------------------------------

U. S. government obligations                                                   $ 205,861       $17,906      $ (2,997)    $ 220,770
Foreign governments                                                                7,828            --            (5)        7,823
All other corporate bonds                                                        708,220         1,594        (6,150)      703,664
Public utilities                                                                  65,955             5          (431)       65,529
Mortgage-backed securities                                                       196,633            --            --       196,633
Foreign securities                                                               131,603           824          (667)      131,760
-----------------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                                        $1,316,100       $20,329     $ (10,250)   $1,326,179
===================================================================================================================================

The amortized costs and fair value of fixed maturity investments at December 31, 2000 by contractual maturity are shown below (in thousands of dollars). Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. In addition, Company requirements may result in sales before maturity.

                                                                                              CARRYING VALUE        FAIR VALUE
-----------------------------------------------------------------------------------------------------------------------------------
In 2001                                                                                            $ 60,493            $ 59,277
In 2002 - 2005                                                                                      290,289             284,154
In 2006 - 2010                                                                                      272,681             268,576
2011 and after                                                                                      605,605             607,809
Mortgage-backed securities                                                                           96,558              96,558
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $1,325,626          $1,316,374
===================================================================================================================================

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE C
INVESTMENTS (CONTINUED).

At December 31, 2000, and 1999, bonds with an admitted asset value of $4,704,000 and $4,565,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Information on mortgage loans at December 31 is as follows (in thousands of dollars):

                                                                                   2000              1999
-----------------------------------------------------------------------------------------------------------------
Impaired loans                                                                   $ 4,238             $ --
Non-impaired loans                                                               887,456          898,623
-----------------------------------------------------------------------------------------------------------------
Total mortgage loans                                                            $891,694         $898,623
=================================================================================================================

There was no income accrued or received on impaired loans in 2000. There were no impaired loans in 1999.

The maximum and minimum lending rates for commercial mortgage loans in 2000 were 9.63% and 7.93%, respectively. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. During 2000, the Company did not reduce interest rates on any outstanding mortgage loan. Mortgages held by the Company on which interest was more than one year overdue were $2,329,000 and $0 at December 31, 2000 and 1999, respectively.

The mortgage loans are typically collateralized by the related properties and the loan-to-value ratios at the date of loan origination generally do not exceed 75%. The Company's exposure to credit loss in the event of non-performance by the borrowers, assuming that the associated collateral proved to be of no value, is represented by the outstanding principal and accrued interest balances of the respective loans. Non-admitted mortgage loans increased $946,000 and decreased $923,000 in 2000 and 1999, respectively. At December 31, 2000 and 1999 the Company held no mortgages with prior outstanding liens.

Accumulated depreciation on investment real estate was $941,000 as of December 31, 1999.

Major categories of CLICA's net investment income for years ended December 31 are summarized as follows (in thousands of dollars):

                                                                                2000                1999               1998
-----------------------------------------------------------------------------------------------------------------------------------
Income:
   Fixed maturities                                                           $100,757            $ 98,453           $ 99,325
   Equity securities                                                             4,262               3,460              1,340
   Mortgage loans                                                               81,461              87,871             88,463
   Real estate                                                                     525                 101                211
   Short-term investments                                                        1,228               1,918              1,056
   Derivatives                                                                     511                 305                759
   Policy loans                                                                     --                  30                485
   Amortization of IMR                                                             347                 772                976
   Other income                                                                    137                 629                222
-----------------------------------------------------------------------------------------------------------------------------------
Total investment income                                                        189,228             193,539            192,837
Less: investment expenses                                                        3,426               2,811              4,430
       depreciation on real estate                                                 140                 236                252
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income                                                         $185,662            $190,492           $188,155
===================================================================================================================================

Due and accrued income was excluded from investment income on mortgage loans in foreclosure or delinquent more than ninety days and on bonds where the collection of income is uncertain. The total amount excluded as of December 31, 2000, 1999 and 1998 was $612,000, $0 and $798,000, respectively.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE C

INVESTMENTS (CONTINUED).

Realized capital gains (losses) for years ended December 31 are summarized as follows (in thousands of dollars):

                                                                               2000                1999                1998
-----------------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
    Gross gains                                                               $22,361             $15,357             $15,870
    Gross losses                                                               (2,528)             (9,419)               (978)
                                                                        -----------------------------------------------------------
Total fixed maturities                                                         19,833               5,938              14,892
Equity securities:
    Gross gains                                                                 4,321               2,163               4,374
    Gross losses                                                               (4,071)               (936)               (957)
                                                                        -----------------------------------------------------------
       Total equity securities                                                    250               1,227               3,417
Mortgage loans                                                                     --                 (12)             (1,389)
Real estate                                                                    (2,615)                 --                (550)
Derivative instruments                                                            544              (5,031)             (1,847)
Other invested assets                                                              --                  --                   1
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               18,012               2,122              14,524
Income tax expense                                                             (6,304)             (2,508)             (6,409)
Transfer to IMR                                                               (13,285)             (1,813)             (8,488)
-----------------------------------------------------------------------------------------------------------------------------------
Net realized capital losses                                                  $ (1,577)           $ (2,199)             $ (373)
===================================================================================================================================

Unrealized capital gains and losses for equity securities are recorded directly to surplus. The change in the unrealized gains and losses on equity securities was $(2,940,000), $(907,000) and $1,193,000 for the years ended December 31,
2000, 1999 and 1998, respectively. The accumulated gross unrealized gains and losses on equity securities at December 31 are as follows (in thousands of dollars):

                                                                               2000                1999                1998
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated gross unrealized gains                                             $2,946              $4,950             $ 4,254
Accumulated gross unrealized losses                                            (3,043)             (2,107)               (504)
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)                                                 $  (97)              $2,843             $ 3,750
===================================================================================================================================

The Company is party to various derivative instruments used to hedge specific asset and liability interest rate risks. Management actively monitors the use and level of these instruments to ensure that credit and liquidity risks are maintained within pre-approved levels. Interest rate swaps are an off-balance sheet item. Futures are valued at initial margin deposit adjusted for unrealized gains and losses. The Company's involvement in derivative instruments may also subject it to market risk which is associated with adverse movements in the underlying interest rates, equity prices and commodity prices. Since the Company's investment in derivative instruments is confined to hedging activities, market risk is minimal. As of December 31, 2000 and 1999, the notional amounts for government bond futures were $184,779,000 and $240,800,000, respectively. The notional amounts for interest rate swaps were $15,000,000 for 2000 and $21,503,000 for 1999.

NOTE D
CONCENTRATION OF CREDIT RISK. At December 31, 2000, CLICA held unrated or less-than-investment grade corporate bonds of $117,066,000, with an aggregate fair value of $102,922,000. These holdings amounted to 8.8% of the bond portfolio and 4.1% of CLICA's total admitted assets. The portfolio is well diversified by industry.

CLICA's mortgage portfolio is well diversified by region and property type with 16% in California (book value - $146,909,000), 13% in New York (book value - $118,403,000), 11% in Ohio (book value - $94,066,000), and investments in the remainder of the states less than 10%. The investments consist of first mortgage liens. The mortgage outstanding on any individual property does not exceed $16,500,000.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE E
FEDERAL INCOME TAXES. The statutory federal income tax provision amount at the statutory rate of 35% differs from the effective tax provision amount (excluding tax on capital gains) for years ended December 31 as follows (in thousands of dollars):

                                                                                   2000              1999               1998
-----------------------------------------------------------------------------------------------------------------------------------
Computed income taxes at statutory rate                                           $7,934            $ 7,063            $7,928
Increase (decrease) in income taxes resulting from:
   Policyholder dividends                                                             --               (403)             (202)
   Change in nonadmitted interest                                                     --                 --              (541)
   Amortization of interest maintenance reserve                                     (121)              (270)             (341)
   Amortization of prior year change in reserves                                    (609)              (609)             (609)
   Accrual of bond discount                                                         (352)               (85)             (670)
   Actuarial reserves                                                               (238)              (536)              172
   Deferred acquisition cost tax                                                     481               (766)             (251)
   Bad debt on mortgages                                                              --                 (4)             (486)
   Futures (losses) gains                                                            190             (1,761)             (646)
   Mortgage prepayment penalties                                                   (107)                 --                --
   Other                                                                              58             (1,036)             (362)
-----------------------------------------------------------------------------------------------------------------------------------
Federal income taxes                                                              $7,236            $ 1,593            $3,992
===================================================================================================================================

At December 31, 2000 and 1999, federal income taxes receivable were $140,000 and $1,279,000, respectively.

NOTE F
PARTICIPATING INSURANCE. DURING 1999, CLICA's parent CLA, recaptured the participating life and annuity business previously reinsured to CLICA. This transaction resulted in a recapture of 100% of the ordinary life insurance from CLICA. The reinsurance recapture resulted in a decrease in liabilities of $29,739,000 and the elimination of the related policy loans and dividends payable associated with this line of business.

NOTE G
REINSURANCE. Various reinsurance agreements exist between CLICA and CLA. The effect of the agreements is to have the Company assume certain existing and future insurance and annuity business of CLA. Except for variable annuity contracts and institutional investment products issued, all premiums for insurance and annuity considerations and benefit expenses recorded for the years ended December 31, 2000, 1999 and 1998 were the result of the coinsurance agreements. As of December 31, 2000, and 1999, $20,954,590 and $5,420,000,
respectively, were payable to CLA under the agreements. Additionally, the Company maintains a funds withheld coinsurance treaty under which certain annuity risks are ceded to Crown Life Insurance Company of Canada.

The effect of reinsurance on premiums and annuity considerations earned for years ended December 31 follow (in thousands of dollars):

                                                                             2000                 1999                 1998
-----------------------------------------------------------------------------------------------------------------------------------
Direct premiums                                                              $71,057              $95,430            $120,729
Premiums assumed                                                             117,320              143,806             210,018
Premiums ceded                                                                (1,242)                (561)             (1,169)
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums and annuity considerations                                     $187,135             $238,675            $329,578
===================================================================================================================================

During 1999, the Company ceased assuming certain lines of business from CLA.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE H
RELATED PARTY TRANSACTIONS. In addition to the coinsurance agreements mentioned above, CLA has an agreement to provide various services for CLICA. For the years ended December 31, 2000, 1999 and 1998, the cost of these services amounted to $9,112,000, $7,755,000 and $9,418,000, respectively.

At December 31, 2000 and 1999, the amounts receivable and payable to CLA and affiliates, which include the above reinsurance amounts as well as outstanding administrative expenses, are as follows (in thousands of dollars):

                                                                                                    2000               1999
-----------------------------------------------------------------------------------------------------------------------------------
Receivable:
   CLA                                                                                               $  --             $7,598
   CL Capital Management, Inc.                                                                          27                 27
   Canada Life of America Series Fund, Inc.                                                             17                219
     Total Receivable                                                                                   44              7,844
Payable:
CLA                                                                                                (23,853)             2,335
Canada Life Insurance Company of New York                                                               --              2,000
     Total Payable                                                                                 (23,853)             4,335
-----------------------------------------------------------------------------------------------------------------------------------
Net (Payable) Receivable                                                                          $(23,809)            $3,509
===================================================================================================================================

NOTE I
SEPARATE ACCOUNTS. The Company's non-guaranteed separate variable accounts represent primarily funds invested in variable annuity policies issued by the Company. The assets of these funds are invested in shares of either six unaffiliated management investment companies, or, prior to July 2000, in funds managed by CL Capital Management, Inc., an investment management subsidiary.

Premiums or deposits for years ended December 31, 2000, 1999 and 1998 were $59,488,000, $92,103,000 and $124,110,000, respectively. Total reserves were
$538,898,155 and $680,050,000 at December 31, 2000 and 1999, respectively. All reserves were subject to discretionary withdrawal, at fair value, with a surrender charge of up to 6%.

A reconciliation of the amounts transferred to and from the Separate Accounts for years ended December 31 is presented below (in thousands of dollars):

                                                                                      2000             1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
Transfers as reported in the Summary of Operations of the Separate Accounts
   statement:
   Transfers to Separate Accounts                                                    $ 59,488         $ 92,103         $124,110
   Transfers from Separate Accounts                                                    90,514          108,031          136,151
-----------------------------------------------------------------------------------------------------------------------------------
Net transfers from Separate Accounts                                                  (31,026)         (15,928)         (12,041)

Reconciling adjustments:
   Net policyholder transactions                                                          421              541           58,312
-----------------------------------------------------------------------------------------------------------------------------------
Transfers as reported in the Summary of
   Operations of the Life, Accident & Health
   annual statement                                                                  $(30,605)        $(15,387)        $ 46,271

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE J
ACTUARIAL RESERVES. CLICA's withdrawal characteristics for annuity reserves and deposit fund liabilities at December 31 are summarized as follows (in thousands of dollars):

                                                               AMOUNT                                  PERCENT OF TOTAL
                                                --------------------------------------        ------------------------------------
                                                      2000                1999                      2000               1999
----------------------------------------------------------------------------------------------------------------------------------
Subject to discretionary
   withdrawal:
     With market value adjustment                  $ 111,377           $ 134,653                      5.4%              6.3%
     At book value less surrender
        charge of 5% or more                         178,965             197,838                      8.6%              9.3%

----------------------------------------------------------------------------------------------------------------------------------
Subtotal                                             290,342             332,491                     14.0%             15.6%

Subject to discretionary
   withdrawal without adjustment
   at book value (minimal or no
   charge adjustment)                                 97,938             115,568                      4.7%              5.4%
Not subject to discretionary
   withdrawal                                      1,684,995           1,686,844                     81.3%             79.0%
----------------------------------------------------------------------------------------------------------------------------------
Total (gross)                                      2,073,275            2,134,903                   100.0%            100.0%
--------------------------------------------------------------------------------------
Less: reinsurance ceded                                2,313               1,730
Net annuity reserves and
   deposit fund liabilities                       $2,070,962          $2,133,173
==================================================================================================================================

NOTE K
CAPITAL AND SURPLUS. The Company has two classes of capital stock: redeemable preferred stock ($10.00 par value) and common stock ($10.00 par value), ranked in order of liquidation preference. The preferred shares have no interest rate assigned, are non-voting and are redeemable by the Company at any time at a redemption price of $10.00 per share.

Under applicable Michigan insurance law, the Company is required to maintain a minimum unimpaired capital and surplus of $1,000,000 and additional surplus of $500,000. At December 31, 2000, unimpaired capital and surplus were $46,000,000 and $100,000,000 respectively.

The amount of dividends that can be distributed by Michigan domiciled companies without prior approval from the Michigan Insurance Commissioner is limited to an amount which (together with any other dividends or distributions made with the preceding 12 months) does not exceed the lessor of: (i) the insurer's earned surplus (excluding surplus arising from unrealized capital gains); or (ii) the greater of (a) 10% of the insurer's surplus or (b) its net gain from operations for the preceding year ended December 31. The maximum dividend payout which may be made without prior approval in 2001 is $13,855,000.

At December 31, 2000, the Company's capital and surplus exceeded the NAIC's "Risk Based Capital" requirements for life and health companies.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     NOTES TO STATUTORY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE L
FAIR VALUE OF FINANCIAL INSTRUMENTS. The fair value of certain financial instruments along with their corresponding carrying values at December 31 follow (in thousands of dollars). As the fair value of all CLICA's assets and liabilities is not presented, this information in the aggregate does not represent the underlying value of CLICA.

                                                     2000                                    1999
                                     -------------------------------------    ------------------------------------
                                           FAIR               CARRYING              FAIR            CARRYING          VALUATION
                                           VALUE               VALUE               VALUE              VALUE            METHOD
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
----------------
  Bonds                                 $1,316,374            $1,325,626        $1,326,179         $1,316,100                1
  Common & preferred
    stocks excluding
    investment in
    subsidiaries                            17,842                17,842            20,247             20,247                1
  Mortgage loans                           973,391               891,694           930,505            898,623                2

FINANCIAL LIABILITIES
---------------------
Investment -type
    Insurance contracts                    373,946               373,436           432,704            438,822                4
OFF-BALANCE SHEET
-----------------
  Derivatives
  Interest rate swaps                        3,354                 2,357                 3
  Futures                                      502                   502             3,688              3,688                3
===================================================================================================================================

1. Fair values are based on publicly quoted market prices at the close of trading on the last business day of the year. In cases where publicly quoted prices are not available, fair values are based on estimates using values obtained from independent pricing services, or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

2. Fair values are estimated using discounted cash flow analysis based on interest rates currently being offered for similar credit ratings.

3. Fair values for future contracts and interest rate swaps that have not settled are based on current settlement values.

4. Fair values for liabilities under investment-type insurance contracts are estimated using discounted liability calculations, adjusted to approximate the effect of current market interest rates for the assets supporting the liabilities.

PART C                               OTHER INFORMATION

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

                All required financial statements are included in Part B of this registration statement.

(b)  Exhibits

(1) Resolution of the Board of Directors of Canada Life Insurance Company of America (CLICA) authorizing establishment of the Variable Account(1)

(2)               Not applicable.

(3)       (a)    (i)     Form of Distribution Agreement(1)



          (b)    (i)     Form of Selling Agreement(1)
                 (ii)    Amendment to Form of Selling Agreement(2)



(4)       (a)    Form of Varifund Plus Annuity Policy(7)
          (b)    Individual Retirement Annuity, Roth Individual Retirement
                 Annuity and Simple Individual Retirement Annuity Riders(2)
          (c)    Tax Sheltered Annuity Rider(9)
          (d)    Alternative Annuity Options Rider(9)
          (e)    Modification Provision Rider(9)
          (f)    Not Transferable Rider(9)
          (g)    Qualified Plan Rider(9)
          (h)    Form of Varifund Plus Annuity Policy(9)

(5)              Form of Application (9)

(6)       (a)    Certificate of Incorporation of CLICA(1)
          (b)    By-Laws of CLICA(1)

(7)              Not applicable.

(8)       (a)    Participation Agreement Between Dreyfus Corporation and Canada
                 Life Insurance Company of America(1)
          (b)    Participation Agreement Between Montgomery Funds III,
                 Montgomery Asset Management, L.P. and Canada Life Insurance
                 Company of America(1)
          (c)    Participation Agreement Between Fred Alger and Company, Inc.,
                 The Alger American Fund and Canada Life Insurance Company of
                 America(1)
          (d)    Participation Agreement Among Variable Insurance Products
                 Fund, Fidelity Distributors Corporation and Canada Life
                 Insurance Company of America(2)
          (e)    Participation Agreement Among Berger Institutional Products
                 Trust, BBOI Worldwide LLC, and Canada Life Insurance Company of
                 America(1)
          (f)    Participation Agreement Among Variable Insurance Products Fund
                 II, Fidelity Distributors Corporation and Canada Life Insurance
                 Company of America(2)
          (g)    Participation Agreement Among Variable Insurance Products Fund
                 III, Fidelity Distributors Corporation and Canada Life
                 Insurance Company of America(2)
          (h)    Participation Agreement Among Berger Institutional Products
                 Trust, Berger Associates, Inc. and Canada Life Insurance
                 Company of America(2)
          (i)    Participation Agreement Between Canada Life Insurance Company
                 of America and Dreyfus Socially Responsible Growth Fund,
                 Inc.(2)
          (j)    Participation Agreement Between Canada Life Insurance Company
                 of America and Dreyfus Variable Investment Fund(2)

          (k) Amendment to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)
          (l) Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)
          (m) Amendment to Participation Agreement By and Among Canada Life Insurance Company of America and Montgomery Funds III and Montgomery Asset Management, L.P. (2)
          (n)    Service Agreement(1)
          (o) Form of Participation Agreement By and Between Canada Life Insurance Company of America and Goldman Sachs, Inc.(4)
          (p) Amendment to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America(5)
          (q) Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America(5)
          (r) Amendment to Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Canada Life Insurance Company of America(5)
          (s) Participation Agreement Among Berger Institutional Products Trust, Berger Associates, Inc. and Canada Life Insurance Company of America(5)
          (t)    Amendment to Buy-Sell Agreement Among Seligman Portfolio, Inc.,
                 J. & W. Seligman & Co. Incorporated and Canada Life Insurance Company of America (6)
          (u) Form of Shareholder Servicing Agreement By and Between Seligman Advisors, Inc. and Canada Life Insurance Company of America (6)
          (v) Form of Buy-Sell Agreement Among Canada Life Insurance Company of America, Seligman Portfolios, Inc., and J. & W. Seligman & Co. Incorporated(8)
          (w) Amendment No. 2 to Participation Agreement Among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Canada Life Insurance Company of America(9)
          (x) Second Amendment to the Participation Agreement Among Berger Institutional Products Trust, Berger LLC and Canada Life Insurance Company of America (9)

(9)              Opinion of Counsel(9)

(10)      (a)    Consent of Independent Counsel(9)
          (b)    Consent of Independent Auditors(9)

(11)             No items are omitted from Item 23.

(12)             Not applicable

(13)             Sample Performance Data Calculation(9)

(14)      (a)    Power of Attorney for S. J. Rulis(8)
          (b)    Powers of Attorney for H.A. Rachfalowski and S.H. Zimmerman(9)

(1) Incorporated herein by reference to exhibits filed with the Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File Nos. 33-28889; 811-5817), filed on April 29,
                 1997.

(2) Incorporated herein by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File Nos. 33-28889; 811-5817), filed on April 30, 1998.

(3) Incorporated herein by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File Nos. 33-55890; 811-7350), filed on February 12, 1999.

(4) Incorporated herein by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File Nos. 33-28889; 811-5817), filed on April 30, 1999.

(5) Incorporated herein by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File Nos. 33-28889; 811-5817), filed on April 28, 2000.

(6) Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File Nos. 33-28889; 811-5817), filed on April 30, 2001.

(7) Incorporated herein by reference to the Initial Registration Statement on Form N-4 (File Nos. 333-66564; 811-5817), filed on August 2, 2001.

(8) Incorporated herein by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-4 (File Nos 33-28889; 811-5817), filed on October 23, 2001.

(9)   Filed herein.


ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                    NAME AND PRINCIPAL
                     BUSINESS ADDRESS                      POSITIONS AND OFFICES WITH DEPOSITOR
                     ----------------                      ------------------------------------
          R. E. Beettam (2)                        President, Director & Chairman of the Board
          S. J. Rulis (2)                          Actuary & Director
          T. C. Scott (2)                          Financial Vice President & Director
          R. K. MacTavish (2)                      Agency Vice President
          K. T. Ledwos (2)                         Vice President - Fixed Annuities
          L. M. Flater (2)                         Assistant Vice President - Taxation
          L. L. Ervin (2)                          Accounting Officer & Assistant Treasurer
          G. N. Isaac (1)                          Treasurer
          C. R. Edwards (2)                        Secretary
          C. H. MacPhaul (2)                       Assistant Secretary
          J. G. Deskins (2)                        Illustration and Marketing Actuary
          F. W. Gram (2)                           Internal Auditor
          S. C. Gile (2)                           Administrative Officer
          P. D. Cochrane (1)                       Administrative Officer & Assistant Treasurer
          D. V. Rough (1)                          Assistant Treasurer
          E. P. Ovsenny (1)                        Assistant Treasurer
          R. J. Butterill (1)                      Assistant Treasurer
          K. A. Phelan (1)                         Assistant Treasurer
          C. P. English (1)                        Assistant Treasurer
          R. L. Findley (1)                        Assistant Treasurer
          J. H. Mazur (1)                          Assistant Treasurer
          H. A. Rachfalowski (1)                   Director
          S. H. Zimmerman (3)                      Director

          (1) The business address is 330 University Avenue, Toronto, Ontario, Canada M5G 1R8.

          (2) The business address is 6201 Powers Ferry Road, NW, Suite 600, Atlanta, Georgia 30339.

          (3) The business address is 800 Michigan National Tower, Lansing, Michigan 48933.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                                             PRINCIPAL               PERCENT OF
NAME                                         JURISDICTION            VOTING SECURITIES OWNED                   BUSINESS
----                                         ------------            -----------------------                   --------

Canada Life Financial Corporation            Canada                  Publicly held                             Insurance holding
                                                                                                               company

The Canada Life Assurance                    Canada                  Ownership of all voting securities        Life and Health
Company                                                              through Canada Life Financial             Insurance
                                                                     Corporation

Canada Life Insurance                        New York                Ownership of all voting securities        Life and Health
Company of New York                                                  through The Canada Life Assurance         Insurance
                                                                     Company

Adason Properties Limited                    Canada                  Ownership of all voting securities        Property Management
                                                                     through The Canada Life Assurance
                                                                     Company

Canada Life Irish Operations Limited         England                 Ownership of all voting securities        Life and Health
                                                                     through Canada Life Limited               Insurance


                                             PRINCIPAL               PERCENT OF
NAME                                         JURISDICTION            VOTING SECURITIES OWNED                   BUSINESS
----                                         ------------            -----------------------                   --------

Canada Life Mortgage Services Ltd.           Canada                  Ownership of all voting securities        Mortgage Portfolios
                                                                     through The Canada Life Assurance
                                                                     Company

CLASSCO Benefit Services Limited             Canada                  Ownership of all voting securities        Administrative
                                                                     through The Canada Life Assurance         Services
                                                                     Company

The Canada Life Assurance Company of         Rep. of Ireland         Ownership of all voting securities        Life and Health
Ireland Limited                                                      through Canada Life Irish Holding         Insurance
                                                                     Company Limited

F.S.D. Investments Limited.                  Rep. of Ireland         Ownership of all voting securities        Unit Fund Sales
                                                                     through Canada Life Assurance (Ireland)   and Management
                                                                     Limited

Canada Life Insurance Company of America     Michigan                Ownership of all voting securities        Life and Health
                                                                     through The Canada Life Assurance         Insurance and
                                                                     Company                                   Annuities

Canada Life of America Financial Services    Georgia                 Ownership of all voting securities        Broker Dealer
Inc.                                                                 through Canada Life Insurance Company
                                                                     of America

Adason Realty Ltd.                           Canada                  Ownership of all voting securities        Realtor
                                                                     through Adason Properties Limited

Canada Life Pension & Annuities (Ireland)    Rep. of Ireland         Ownership of all voting securities        Life Assurance
Limited                                                              through Canada Life Assurance (Ireland)
                                                                     Limited

CLAI Limited                                 Rep. of Ireland         Ownership of all voting securities        Holding, Service,
                                                                     through Canada Life Irish Holding         Management and
                                                                     Company Limited                           Investment Company

Canada Life Assurance (Ireland) Limited      Rep. of Ireland         Ownership of all voting securities        Life Insurance,
                                                                     through Canada Life Irish Holding         Pension, and
                                                                     Company Limited                           Annuity

CL Capital Management, Inc.                  Georgia                 Ownership of all voting securities        Investment Advisor
                                                                     through CLICA

Canada Life Capital Corporation Inc.         Canada                  Ownership of all voting securities        External Sources
                                                                     through The Canada Life Assurance         of Capital
                                                                     Company

Canada Life Securing Corporation Inc.        Canada                  Ownership of all voting securities        Holding Company
                                                                     through Canada Life Capital
                                                                     Corporation, Inc.

The Canada Life Group (U.K.) Limited         England                 Ownership of all voting securities        Holding Company
                                                                     through Canada Life International
                                                                     Holdings LTD.

                                             PRINCIPAL               PERCENT OF
NAME                                         JURISDICTION            VOTING SECURITIES OWNED                   BUSINESS
----                                         ------------            -----------------------                   --------

Canada Life Holdings (U.K.) Limited          England                 Ownership of all voting securities        Holding Company
                                                                     through Canada Life (U.K.) Limited

Canada Life Limited                          England                 Ownership of all voting securities        Life and Health
                                                                     through The Canada Life Group (U.K.)      Insurance
                                                                     Limited and The Canada Life Assurance
                                                                     Company

Canada Life Insurance Company of Puerto      Puerto Rico             Ownership of all voting securities        Life and
Rico, Inc.                                                           through Canada Life International         Disability Insurer
                                                                     Holdings Limited                          and Reinsurer

Canada Life Securities, Inc.                 Canada                  Ownership of all voting securities        Securities Dealer
                                                                     through The Canada Life Assurance
                                                                     Company

Canada Worksite Marketing Group, Inc.        Canada                  Ownership of all voting securities        Managing General
                                                                     through The Canada Life Assurance         Agent
                                                                     Company

Canada Life Management (U.K.) Limited        England                 Ownership of all voting securities        Unit Trust Sales &
                                                                     through Canada Life (U.K.) Limited        Management

Canada Life Group Services (U.K.) Limited    England                 Ownership of all voting securities        Administrative
                                                                     through Canada Life (U.K.) Limited        Services

Canada Life Trustee Services (U.K.) Limited  England                 Ownership of all voting securities        Trustee Services
                                                                     through The Canada Life Group (U.K.)
                                                                     Limited

587443 Ontario, Inc.                         Canada                  Ownership of all voting securities        Holding Company
                                                                     through The Canada Life Assurance
                                                                     Company

Canada Life International RE LTD.            Canada                  Ownership of all voting securities        Reinsurance Company
                                                                     through Canada Life International
                                                                     Holdings LTD.

Canada Life Ireland Holdings Limited         Ireland                 Ownership of all voting securities        Holding Company
                                                                     through Canada Life Irish Operations
                                                                     Limited

Canada Life (U.K.) Limited                   England                 Ownership of all voting securities        Holding Company
                                                                     through Canada Life Limited

Canada Life Services (U.K.) Limited          England                 Ownership of all voting securities        Administrative
                                                                     through Canada Life (U.K.) Limited        Services

Canada Life International Limited            England                 Ownership of all voting securities        Unit Investment
                                                                     through Canada Life (U.K.) Limited        Products

Albany Life Assurance Company Limited        England                 Ownership of all voting securities        Unit Life and
                                                                     through Canada Life (U.K.) Limited        Pension Insurance

                                             PRINCIPAL               PERCENT OF
NAME                                         JURISDICTION            VOTING SECURITIES OWNED                   BUSINESS
----                                         ------------            -----------------------                   --------

Canada Life Pension Managers & Trustees      England                 Ownership of all voting securities        Trustee Services
Limited                                                              through Canada Life (U.K.) Limited

Pelican Food Services Limited                Canada                  Ownership of all voting securities        Food service
                                                                     through the Canada Life Assurance
                                                                     Company

Copia Investors Limited                      England                 Ownership of all voting securities        Asset Management
                                                                     through The Canada Life Group (U.K.)
                                                                     Limited

Copia Property Limited                       England                 Ownership of all voting securities        Property Managers
                                                                     through The Canada Life Group (U.K.)
                                                                     Limited

Canada Life Fund Managers (U.K.) Limited     England                 Ownership of all voting securities        Fund Manager
                                                                     through Canada Life (U.K.) Limited

Canada Life Irish Holding Company Limited    Ireland                 Ownership of all voting securities        Holding Company
                                                                     through Canada Life International
                                                                     Holdings LTD.

Canada Life Management Services Limited      Ireland                 Ownership of all voting securities        Management Services
                                                                     through Canada Life Irish Holdings
                                                                     Company Limited

Canada Life Assurance Europe Limited         Ireland                 Ownership of all voting securities        Life Assurance and
                                                                     through Canada Life Irish Holding         Pension
                                                                     Company Limited

Setanta Asset Management Limited             Ireland                 Ownership of all voting securities        Asset Management
                                                                     through Canada Life Irish Holding

Kanetix Ltd.                                 Canada                  Ownership of 98% of voting securities     Distribution
                                                                     through The Canada Life Assurance         Services
                                                                     Company

Canada Life Brasil Ltda.                     Brazil                  Ownership of all voting securities        Distribution
                                                                     through The Canada Life Assurance         Services
                                                                     Company

Canada Life Pactual Previdencia & Segures    Brazil                  Ownership of 90% of voting securities     Distribution
S.A.                                                                 through Canada Life Brasil Ltda.          Services

Canada Life Financial Distribution           Canada                  Ownership of all voting securities        Distribution
Services Inc.                                                        through The Canada Life Assurance         Services
                                                                     Company

Canada Life International Holdings LTD.      Canada                  Ownership of all voting securities        Holding Company
                                                                     through Canada Life Capital
                                                                     Corporation, Inc.

Georgia Nursing Homes, Inc.                  Georgia                 Ownership of all voting Securities        Nursing Home
                                                                     through The Canada Life Assurance         Operator
                                                                     Company

ITEM 27.  NUMBER OF POLICY OWNERS

As of September 30, 2001, there were 2,051 owners of Nonqualified Varifund Policies and 4,037 owners of Qualified Varifund Policies. As of the date of this Registration Statement, no Varifund Plus Policies had been sold.

ITEM 28.  INDEMNIFICATION

Canada Life Insurance Company of America's By-Laws provide in Article II,
Section 10 as follows:

In addition to any indemnification to which a person may be entitled to under common law or otherwise, each person who is or was a director, an officer, or an employee of this Corporation, or is or was serving at the request of the Corporation as a director, an officer, a partner, a trustee, or an employee of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprises, whether profit or not, shall be indemnified by the Corporation to the fullest extent permitted by the laws of the State of Michigan as they may be in effect from time to time. This Corporation may purchase and maintain insurance on behalf of any such person against any liability asserted against and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the corporation would have power to indemnify such person against such liability under the laws of the State of Michigan.

In addition, Sections 5241 and 5242 of the Michigan Insurance Code generally provides that a corporation has the power ( and in some instances the obligation) to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation or other entity (the "indemnities") against reasonably incurred expenses in a civil, administrative, criminal or investigative action, suit or proceeding if the indemnitee acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders or policyholders (or, in the case of a criminal action, if the indemnitee had no reasonable cause to believe his or her conduct was unlawful).

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) Canada Life of America Financial Services, Inc. (CLAFS) is the principal underwriter of the Policies as defined in the Investment Company Act of 1940. CLAFS also acts as underwriter for Canada Life of America Variable Annuity Account 2, Canada Life of New York Variable Annuity Account 1, and Canada Life of New York Variable Annuity Account 2.

(b) The following table provides certain information with respect to each director and officer of CLAFS.

NAME AND PRINCIPAL                      POSITIONS AND OFFICES
BUSINESS ADDRESS                        WITH UNDERWRITER
----------------                        ----------------
M.T. Jansen**                           President, Director & Chairman of Board
D.V. Rough*                             Treasurer
K.T. Ledwos**                           Administrative Officer & Director
S.C. Gile**                             Administrative Office
N.A. Hill**                             Security Compliance Office
C.H. MacPhaul**                         Secretary & Director
C.R. Edwards**                          Assistant Secretary

--------------
*  The business address is 330 University Avenue, Toronto, Ontario, Canada
M5G1R8.
** The business address is 6201 Powers Ferry Road, N.W., Suite 600, Atlanta, Georgia 30339.

  (c)

                                                                 NET
                        NAME OF                              UNDERWRITING
                       PRINCIPAL                            DISCOUNTS AND        COMPENSATION        BROKERAGE
                      UNDERWRITER                            COMMISSIONS         ON REDEMPTION      COMMISSIONS     COMPENSATION
                      -----------                            -----------         -------------      -----------     ------------
     Canada Life of America Financial Services, Inc.          $3,645,763              $0                $0               $0

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Canada Life Insurance Company of America at its Executive Office at 330 University Avenue, Toronto, Canada M5G1R8 and at 6201 Powers Ferry Rd., N.W., Atlanta, Georgia 30339.

ITEM 31.  MANAGEMENT SERVICES

All management contracts are discussed in Part A or Part B.

ITEM 32.  UNDERTAKINGS

(a) Registrant undertakes that it will file a post effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Canada Life Insurance Company of America at the address or phone number listed in the Prospectus.

(d) Depositor undertakes to preserve on behalf of itself and Registrant the books and records required to be preserved by such companies pursuant to Rule 31a-2 under the Investment Company Act of 1940 and to permit examination of such books and records at any time or from time to time during business hours by examiners or other representatives of the Securities and Exchange Commission, and to furnish to said Commission at its principal office in Washington, D.C., or at any regional office of said Commission specified in a demand made by or on behalf of said Commission for copies of books and records, true, correct, complete, and current copies of any or all, or any part, of such books and records.

(e) The Registrant is relying on a letter issued by the staff of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988 (Ref. No. IP-6-88) stating that it would not recommend to the Commission that enforcement action be taken under Section 22(e), 27(c)(1), or 27(d) of the Investment Company Act of 1940 if the Registrant, in effect, permits restrictions on cash distributions from elective contributions to the extent necessary to comply with Section 403(b)(11) of the Internal Revenue Code of 1986 in accordance with the following conditions:

     (1) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the policy;

     (2) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the policy;

     (3) instruct sales representatives who may solicit individuals to purchase the policies specifically to bring the redemption restrictions imposed by
     Section 403(b)(11) to the attention of such individuals;

     (4) obtain from each owner who purchases a Section 403(b) policy, prior to or at the time of such purchase, a signed statement acknowledging the owner's understanding of (i) the redemption restrictions imposed by Section 403(b)(11), and (ii) the investment alternatives available under the employer's Section 403(b) arrangement, to which the owner may elect to transfer his or her policy value.

     The Registrant is complying, and shall comply, with the provisions of paragraphs (1) - (4) above.

(f) Canada Life Insurance Company of America hereby represents that the fees and changes deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Canada Life Insurance Company of America.

STATEMENT PURSUANT TO RULE 6c-7

Canada Life Insurance Company of America and the Variable Account 1 rely on 17 C.F.R., Section 270.6c-7 and represent that the provisions of that Rule have been or will be complied with. Accordingly, Canada Life Insurance Company of America and the Variable Account 2 are exempt from the provisions of Section 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940 with respect to any variable annuity contract participating in such account to the extent necessary to permit compliance with the Texas Optional Retirement Program.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Canada Life of America Variable Annuity Account 1, has caused this Pre-Effective Amendment No. 1 to be signed on its behalf, in the City of Atlanta, and the State of Georgia, on this 19th day of November, 2001.


                                  CANADA LIFE OF AMERICA VARIABLE
                                  ANNUITY ACCOUNT 1 (REGISTRANT)

                                  By:       /s/  R. E. Beettam
                                            --------------------------------
                                                 R. E. Beettam, President


                          BY:     CANADA LIFE INSURANCE COMPANY OF
                                  AMERICA (DEPOSITOR)

                                  By:       /s/   R. E. Beettam
                                            --------------------------------
                                                  R. E. Beettam, President


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on November 19, 2001.




                    SIGNATURES                                             TITLE                                   DATE
                    ----------                                             -----                                   ----
/s/ R. E. Beettam                                        Chairman, President & Director                     November 19, 2001
----------------------------------------------------     (Principal Executive Officer)                      ------------------
R. E. Beettam

/s/ L. L Ervin                                           Assistant Treasurer                                November 19, 2001
----------------------------------------------------     (Principal Accounting Officer)                     ------------------
L. L. Ervin

*/s/ S. J. Rulis                                         Director                                           November 19, 2001
----------------------------------------------------                                                        ------------------
S. J. Rulis

**/s/ H. A. Rachfalowski                                 Director                                           November 19, 2001
----------------------------------------------------                                                        ------------------
H. A. Rachfalowski

/s/ T. C. Scott                                          Director & Financial V.P.                          November 19, 2001
----------------------------------------------------     (Principal Financial Officer)                      ------------------
T. C. Scott

**/s/ S. H. Zimmerman                                    Director                                           November 19, 2001
----------------------------------------------------                                                        ------------------
S. H. Zimmerman

*By       /s/ R.E. Beetam
          ------------------------------------------
          R.E. Beetam


*  Signed pursuant to power of attorney previously filed
** Signed pursuant to power of attorney filed herein

                                  EXHIBIT INDEX



Exhibit 4(c)      Tax Sheltered Annuity Rider

Exhibit 4(d)      Alternative Annuity Options Rider

Exhibit 4(e)      Modification Provision Rider

Exhibit 4(f)      Not Transferable Rider

Exhibit 4(g)      Qualified Plan Rider

Exhibit 4(h)      Form of Varifund Plus Annuity Policy

Exhibit 5         Form of Application

Exhibit 8(w) Amendment No. 2 to Participation Agreement Among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Canada Life Insurance Company of America.

Exhibit 8(x) Second Amendment to the Participation Agreement Among Berger Institutional Products Trust, Berger LLC and Canada Life Insurance Company of America

Exhibit 9         Opinion of Counsel

Exhibit 10(a)     Consent of Independent Counsel

Exhibit 10(b)     Consent of Independent Auditors

Exhibit 13        Sample Performance Data Calculation

Exhibit 14 (b)    Powers of Attorney for H.A. Rachfalowski and S.H. Zimmerman